Exhibit 99.2

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MAG SILVER CORP. Suite 770, 800 W. Pender St., Vancouver, BC, Canada V6C 2V6 Tel: 604-630-1399 Fax: 604-681-0894 www.magsilver.com

Letter to Shareholders

Dear Fellow Shareholders:

The mining industry faced a number of challenges in 2022, including the continued effects of the COVID-19 pandemic, global cost inflation and ongoing global and regional supply constraints. Despite these challenges, 2022 marked a breakthrough year for MAG, with the long-anticipated connection of the Juanicipio plant to the national electrical grid and the commencement of commissioning of what is arguably one of the most promising silver assets globally. Commissioning and ramp up of the plant at Juanicipio is going smoothly, with throughput consistently increasing and the metallurgical performance beginning to align with our expectations. We were very pleased with the shipment of Juanicipio’s first commercial concentrates in March 2023, ushering in the next chapter for Juanicipio as it graduates to a low-cost, Tier-1 silver producer.

Juanicipio (MAG 44%; Fresnillo plc (“Fresnillo”) 56% and Project Operator) is our cornerstone asset. During 2021 and 2022, we achieved several important milestones by processing mineralized material from the Juanicipio underground through Fresnillo's adjacent Fresnillo and Saucito processing plants. These accomplishments have allowed us to:

i.	Mitigate metallurgical risks before commissioning the Juanicipio processing facility in 2023.
ii.	Optimize the reagent mix and flotation process through the Saucito processing plant, which resembles the Juanicipio plant in terms of flowsheet design.
iii.	Confirm the consistency of the Valdecañas Bonanza Zone.

iv.	Generate incremental operating cash flow to offset the need for cash injections from MAG and Fresnillo.

Despite Juanicipio generating cash from this “side-stream” processing, legislative changes and the associated requirements to internalize contractor workforces, and to bring forward sustaining capital not expected to be required until later in the mine life, continued to strain Juanicipio’s working capital as it awaited the electrical connection. This resulted in the joint venture partners recently contributing approximately US$75 million to Juanicipio (MAG’s share US$33 million) allowing it to continue development underground and purchase productive equipment to comply with the legislative changes. Thanks to our supportive shareholders, MAG was able to raise US$42 million via a short form MJDS prospectus offering, maintaining the Company’s balance sheet integrity and allowing it to remain debt free and in a great position through to the commercial production milestone expected later this year.

While we celebrate the success of Juanicipio ramping up and becoming a mining complex, we remain very enthusiastic in the greenfield potential at Juanicipio and believe there is substantially more exploration potential yet to be discovered, as only 5% of the Juanicipio joint venture property has been explored. We are currently securing exploration permits to test two other upwelling zones that appear similar to Valdecañas.

At the Deer Trail Project in Utah, while still an early-stage exploration project, we are excited about the significant potential of the project. We continued advancing the drill program, which has returned some very encouraging mineralized intercepts in Phase I and Phase II of drilling. Notably, the discovery of the Carissa Zone at Deer Trail continues to support our “hub and spoke” thesis, with follow-up drilling planned for 2023.

MAG also concluded the acquisition of Gatling Exploration Inc. (“Gatling”) in 2022. The integration of Gatling into our management team and business has been seamless, and we are looking forward to exploring more of the Larder Project area within this prolific jurisdiction using some different geological thought processes, aiming to make a high-grade discovery. MAG remains well capitalized with the recently concluded flow-through financing and will be commencing a drilling program at the Larder Project this summer.

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MAG Silver Corp.	2023 Management Information Circular

Throughout the year, we maintained focus on caring – one of MAG’s core values – continuing to prioritize the health and safety of our employees, contractors and nearby communities. Our inaugural Sustainability Report was published in 2022, underscoring MAG’s fundamental commitment to transparency with its stakeholders while providing a comprehensive overview of the Company's ESG commitments, practices, and performance.

As we continue to look at Board refreshment, we are very conscious of the skills and experience required as we transition to a producer, whilst maintaining our commitment to gender and other aspects of diversity in candidate selection.

We also take great pride in our talented and experienced leadership team, which we consider one of MAG's greatest assets. With over 200 years of combined experience in the mining industry, our strengthened leadership team is well-equipped to execute our strategy of science-based exploration while maintaining strong oversight of our cornerstone asset, Juanicipio, and extracting the best value for our shareholders and stakeholders alike.

Despite the industry-wide and MAG specific challenges faced in 2022, we remained focused on value creation and advancing key objectives to deliver on our strategy of fostering and growing a portfolio that delivers leading returns for our shareholders. We are encouraged by our progress throughout 2022, and we look forward to reporting further progress in the months and years ahead.

On behalf of our Board of Directors and the entire MAG team, we thank you for your continued support.

Sincerely,

“Peter Barnes”	&	“George Paspalas”
Board Chair President		Chief Executive Officer

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MAG Silver Corp.	2023 Management Information Circular

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of MAG Silver Corp. (the “Company” or “MAG”) will be held at 9:00 a.m. (Pacific time) on Monday, June 26, 2023 for the following purposes:

•	to receive the report of the directors of the Company;

•	to receive the audited financial statements of the Company for the financial year ended December 31, 2022 and accompanying report of the auditor;

•	to elect the eight (8) nominees of the Company standing for election as directors of the Company to hold office for the ensuing year;

•	to appoint Deloitte LLP, an independent registered public accounting firm, as the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;

•	to consider and, if deemed advisable, approve a non-binding advisory resolution to accept the Company’s approach to executive compensation;

•	to consider and, if deemed advisable, pass an ordinary resolution to approve the renewal of the unallocated stock options, rights and other entitlements under the Company’s third amended and restated stock option plan;

•	to consider and, if deemed advisable, pass an ordinary resolution to approve the renewal of the unallocated share units, rights and other entitlements under the Company’s amended and restated share unit plan;

•	to consider and, if deemed advisable, pass an ordinary resolution to approve the renewal of the unallocated deferred share units, rights and other entitlements under the Company’s third amended and restated deferred share unit plan; and

•	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The details of all matters proposed to be put before shareholders at the Meeting are set forth in the management information circular dated May 8, 2023 accompanying this Notice of Meeting (the “Information Circular”). At the Meeting, shareholders will be asked to approve each of the foregoing items.

The Company will hold the Meeting in a virtual only format, via live audiocast. The virtual format provides all shareholders an equal opportunity to attend the Meeting regardless of their geographic location or particular constraints or circumstances they may be facing. At the Meeting, all shareholders in attendance will have the opportunity to participate, ask questions and vote in real-time, provided they comply with the applicable procedures set out in this Information Circular.

The directors of the Company have fixed May 8, 2023 as the record date for the Meeting (the “Record Date”). Only shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment thereof.

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MAG Silver Corp.	2023 Management Information Circular

Registered shareholders and duly appointed proxyholders can attend the Meeting online at https://meetnow.global/MYW6SYQ where they can participate, vote, or submit questions during the Meeting’s live audiocast.

If you are a registered shareholder of the Company and are unable to attend the Meeting, please exercise your right to vote by completing and returning the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 by 9:00 a.m. (Pacific time) on Thursday, June 22, 2023 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at the Chair’s discretion without notice.

The Company will use notice-and-access procedures adopted by the Canadian Securities Administrators to deliver this Notice of Meeting and the Information Circular. Shareholders will receive a form of proxy or voting instruction form and the notice-and-access notification with instructions on how to access the Information Circular electronically. The Information Circular will be available on the Company’s website for one full year at https://magsilver.com/investors/annual-general-meeting/, and will also be filed under the Company’s profile on SEDAR at www.sedar.com. Shareholders who wish to receive more information about notice-and-access or to receive paper copies of the Information Circular or other proxy-related materials, including the annual financial statements for the financial year ended December 31, 2022 and the accompanying management’s discussion and analysis, may contact 1-866-630-1399.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia May 8, 2023.

MAG SILVER CORP.

by:	“George Paspalas”
George Paspalas
President and Chief Executive Officer

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MAG Silver Corp.	2023 Management Information Circular

MAG Silver Corp.	2023 Management Information Circular

Director Compensation and Share Ownership	39
Share-Based Awards	39
Director Share Ownership Requirement	40
Director Compensation Table	41
STATEMENT OF EXECUTIVE COMPENSATION	42
Named Executive Officers	44
Compensation Governance	44
Compensation Risk Management	45
Senior Management Share Ownership Requirement	46
Compensation Discussion and Analysis	49
Performance Graph	58
Incentive Plan Awards	67
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY INCENTIVE PLANS	70
Equity Compensation Plan Information	70
Termination and Change of Control Benefits	70
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS	73
MANAGEMENT CONTRACTS	73
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	73
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	74
ADDITIONAL INFORMATION	74
APPROVAL OF THE BOARD OF DIRECTORS	75
Exhibit A – BLACKLINED OPTION Plan	83
Exhibit B – blacklined share unit plan	99
EXHIBIT C – BLACKLINED DSU PLAN	115
EXHIBIT D – BOARD MANDATE	133

MAG Silver Corp.	2023 Management Information Circular

MAG SILVER CORP. Suite 770, 800 W. Pender St., Vancouver, BC, Canada V6C 2V6 Tel: 604-630-1399 Fax: 604-681-0894 www.magsilver.com

MANAGEMENT INFORMATION CIRCULAR

Dated: May 8, 2023

This Management Information Circular (“Information Circular”) accompanies the Notice (the “Notice of Meeting”) of Annual General and Special Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of MAG Silver Corp. (the “Company” or “MAG”) to be held virtually on Monday, June 26, 2023 (the “Meeting Date”) at the time and for the purposes set out in the accompanying Notice of Meeting. This Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment or postponement of the Meeting.

In this Information Circular, unless otherwise indicated, all dollar amounts “$” are expressed in Canadian dollars. Unless otherwise stated, the information contained in this Information Circular is as of May 8, 2023.

PROXIES AND VOTING RIGHTS

General

The solicitation of proxies is being made on behalf of management. It is expected that solicitations of proxies will be made primarily through the use of the notice-and-access procedures detailed below under the heading “Notice-and-Access”, however, proxies may also be solicited by telephone or other personal contact by directors, officers and employees of the Company without special compensation. The Company may reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxies from their principals. The Company has engaged Kingsdale Advisors (“Kingsdale”) as their strategic shareholder advisor and proxy solicitation agent for the meeting. Kingsdale will provide the following services in connection with the Meeting: review and analysis of the Information Circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing Shareholder proxies, and the solicitation of proxies including contacting Shareholders by telephone. Shareholders needing assistance completing a form of proxy or voting instruction form should contact Kingsdale toll free in North America at 1-866-481-2532. The estimated cost to the Company of such service is $32,500 plus charges for any telephone calls. The costs of solicitation will be borne by the Company.

Only a Shareholder whose name appears on the certificate(s) representing its shares (a “Registered Shareholder”) or its duly appointed proxy nominee is permitted to vote at the Meeting. A Shareholder is a non-registered shareholder (a “Non-Registered Shareholder”) if its shares are registered in the name of an intermediary, such as an investment dealer, brokerage firm, bank, trust company, trustee, custodian, administrators of self-administered RRSPs, RRIFs, RESPs and similar plans or other nominee, or a clearing agency in which the intermediary participates (each, an “Intermediary”). Accordingly, most Shareholders of the Company are “Non-Registered Shareholders” because the shares they own are not registered in their names but are instead registered in the name of the Intermediary through which they purchased the shares. More particularly, a person is a Non-Registered Shareholder in respect of shares which are held on behalf of that person, but which are registered either: (a) in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the shares; or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS, which acts as nominee for many Canadian brokerage firms. Common shares in the capital of the Company (“Common Shares”) so held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares held for Non-Registered Shareholders.

MAG Silver Corp.	2023 Management Information Circular

Notice-and-Access

The Company intends to deliver the Notice of Meeting, the Information Circular and the related form of proxy or voting instruction form (collectively, the “Meeting Materials”) to Shareholders using the notice-and-access procedures (“Notice-and-Access”) set out in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101"). The Company will post the Meeting Materials on its website at https://magsilver.com/investors/annual-general-meeting/¸ where the Meeting Materials will remain for one full year. The Meeting Materials will also be available under the Company’s profile on SEDAR at www.sedar.com.

The Company will continue to arrange delivery of paper copies of this Information Circular and other proxy-related materials to those Registered Shareholders and Non-Registered Shareholders who previously elected to receive paper copies of such materials. All other Shareholders will receive a notice package (the “Notice Package”) which will contain information on how to obtain electronic and paper copies of this Information Circular and other proxy-related materials in advance of the Meeting as well as how to vote.

The Company will not use procedures known as “stratification” in relation to the use of Notice-and-Access, meaning that both Registered Shareholders and Non-Registered Shareholders will be mailed a Notice Package. If the Company or its agent has sent the Notice Package directly to a Non-Registered Shareholder, such Non-Registered Shareholder’s name and address and information about its holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the securities on such Non-Registered Shareholder’s behalf.

Non-Registered Shareholders who have not objected to their Intermediary disclosing certain information about them to the Company are referred to as “NOBOs”, whereas Non-Registered Shareholders who have objected to their Intermediary disclosing ownership information about them to the Company are referred to as “OBOs”. In accordance NI 54-101, the Company has elected to send the Notice Package indirectly to the NOBOs and to the OBOs through their Intermediaries, the cost of which will be borne by the Company.

Shareholders who wish to receive more information about Notice-and-Access or to receive paper copies of the Information Circular or other proxy-related materials, including the annual financial statements for the financial year ended December 31, 2022 and the accompanying management’s discussion and analysis, may contact 1-866-630-1399. Requested materials will be sent to the requesting Shareholders at no cost to them within three (3) business days of their request, if such requests are made before the Meeting or any postponement or adjournment thereof.

MAG Silver Corp.	2023 Management Information Circular

How to Vote

The Company will hold the Meeting in a virtual only format, via live audiocast. All shareholders who attend the Meeting will have the opportunity to participate, ask questions and vote in real-time, provided they comply with the applicable procedures set out in this Information Circular.

Registered Shareholders	Non-Registered Shareholders
Common Shares held in own name and represented by a physical certificate or DRS.	Common Shares held with a broker, bank or other intermediary.
Attending the Meeting Virtually	Attending the Meeting Virtually

1.    Log into https://meetnow.global/MYW6SYQ on the Meeting Date

2.    Click “Join Meeting Now” and enter your control number (provided by Computershare) before the start of the Meeting.

3.    Vote shares via the same link above.

1.    Enter you name in the blank space on the VIF or form of proxy provided to you and return the same to your broker (or broker’s agent)

2.    Register with Computershare: www.computershare.com/appointee

3.    Log into https://meetnow.global/MYW6SYQ on the Meeting Date

4.    click “Join Meeting Now” and enter your control number (provided by Computershare) before the start of the Meeting.

5.    Enter your control number before the start of the meeting.

6.    Vote shares via the same link above

TECHNICAL DIFFICULTIES?

If you experience technical difficulties during the check-in process or during the meeting, please call:

1-888-724-2416 (Toll free in North America) or

+1 781-575-2748 (Outside North America, long distance charges will apply)

It is recommended that shareholders or guests log in at least one hour before the meeting begins to allow sufficient time to check in and complete any procedures. The Meeting will begin promptly at 9:00 am (Pacific time) on June 26, 2023, unless it is postponed or adjourned. The latest version of Chrome, Safari, Edge or Firefox will be required to access the Meeting. Internet Explorer is not supported.

MAG Silver Corp.	2023 Management Information Circular

Registered Shareholders	Non-Registered Shareholders
Not Attending the Meeting	Not Attending the Meeting
Return your completed, signed and dated proxy in one of the following ways:	Submit your VIF or form of proxy following the instructions set out on the form well in advance of the Meeting in one of the following ways:
Internet	You may vote over the internet by going to www.investorvote.com. You will need to enter your control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Shareholder on the voting website.
Telephone	1-866-732-8683	Dial the applicable number listed on the voting instruction form.
Mail	Complete, sign and return the enclosed form of proxy by email to: Computershare Investor Service Inc. 100 University Ave, 8th Floor Toronto, Ontario M5J 2Y1	Complete, sign and return the enclosed form of proxy by email to: Computershare Investor Service Inc. 100 University Ave, 8th Floor Toronto, Ontario M5J 2Y1

Shareholders needing assistance completing and returning a proxy or voting instruction form may call Kingsdale Advisors toll free at 1-866-481-2532 toll-free within Canada or the United States) or 1-416-867-2272 (for calls outside Canada and the United States) or by e-mail at contactus@kingsdaleadvisors.com.

Appointment of Proxies

Registered Shareholders

The persons named in the accompanying form of proxy are nominees of the Company’s management. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for and on the Shareholder’s behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the Shareholder must either:

(a)	insert the name of the Shareholder’s nominee in the blank space provided; or

(b)	complete another proper form of proxy.

In either case, to be valid, a proxy must be dated and signed by the Shareholder or by the Shareholder’s attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of, or attorney for, the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed, or a notarially certified copy of the power of attorney or other authority, must be delivered to Computershare Investor Services Inc. (“Computershare”), 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by telephone, internet or facsimile (in accordance with the instructions provided in the form of proxy delivered herewith), by 9:00 a.m. (Pacific time) on Thursday, June 22, 2023 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at the Chair’s discretion without notice. If a Shareholder who has submitted a proxy attends the Meeting via the audiocast and has accepted the terms and conditions when entering the Meeting online, any votes cast by such Shareholder on a ballot will be counted and the submitted proxy will be disregarded.

MAG Silver Corp.	2023 Management Information Circular

Shareholders who wish to appoint a third-party proxyholder to represent them at the online Meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a control number to participate in the online Meeting. To register a proxyholder, Shareholders MUST visit www.computershare.com/magsilver by 9:00 a.m. (Pacific time) on Thursday, June 22, 2023 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a control number via email.

Without a control number, proxyholders will not be able to participate online at the Meeting.

Non-Registered Shareholders

Only Registered Shareholders or duly appointed proxyholders for Registered Shareholders are permitted to vote at the Meeting. Non-Registered Shareholders (whether NOBOs or OBOs) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.

The Intermediary holding shares on behalf of a Non-Registered Shareholder is required to forward the Notice Materials Package and relevant voting instruction form to such Non-Registered Shareholder (unless such Non-Registered Shareholder has waived its right to receive the Meeting Materials) and to seek such Non-Registered Shareholder’s instructions as how to vote its shares in respect of each of the matters described in this Information Circular to be voted on at the Meeting. Each Intermediary has its own procedures which should be carefully followed by Non-Registered Shareholders to ensure that their Common Shares are voted by the Intermediary on their behalf at the Meeting. The instructions for voting will be set out in the form of proxy or voting instruction form provided by the Intermediary. Non-Registered Shareholders should contact their Intermediary and carefully follow the voting instructions provided by such Intermediary. Alternatively, Non-Registered Shareholders who wish to vote their Common Shares at the Meeting may do so by appointing themselves as the proxy nominee by writing their own name in the space provided on the form of proxy or voting instruction form provided to them by the Intermediary and following the Intermediary’s instructions for return of the executed form of proxy or voting instruction form. Shareholders who have appointed someone to vote at the virtual Meeting MUST visit www.computershare.com/magsilver by 9:00 a.m. (Pacific time) on Thursday, June 22, 2023 and provide Computershare with their appointee’s contact information, so that Computershare may provide the proxyholder with a control number via email.

All references to Shareholders in this Information Circular and the accompanying Notice of Meeting and form of proxy are to Shareholders of record unless specifically stated otherwise.

The Company may also use Broadridge Financial Services’ (“Broadridge”) QuickVote™ service to assist Non-Registered Shareholders with voting their shares. Non-Registered Shareholders may be contacted by Kingsdale to conveniently obtain voting instructions directly over the telephone. Broadridge then tabulates the results of all the instructions received and then provides appropriate instructions respecting the shares to be represented at the Meeting.

Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Shareholders who have not appointed themselves may attend the Meeting by clicking “Guest” and completing the online form. Non-Registered Shareholders who do not have a control number will only be able to attend as a guest, which allows them to listen to the Meeting; however, will not be able to vote or submit questions.

To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank, or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to: Computershare, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1.

MAG Silver Corp.	2023 Management Information Circular

Requests for registration must be labeled as “Legal Proxy” and be received by 9:00 a.m. (Pacific time) on Thursday, June 22, 2023, or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. You will receive confirmation of your registration by email after we receive your registration materials. You may attend the Meeting and vote your shares at https://meetnow.global/MYW6SYQ during the Meeting. Please note that you are required to register your appointment at www.computershare.com/appointee.

The Company believes that the ability to participate in the Meeting in a meaningful way, including asking questions, is imperative, particularly in light of the decision to hold this year’s Meeting virtually. Registered Shareholders, Non-Registered Shareholders who have duly appointed themselves as proxyholders, and third-party proxyholders accessing the Meeting (other than those who attend as “guests”) will have an opportunity to ask questions at the Meeting in writing by sending a message to the Chair of the Meeting online through the Summit platform. Shareholders will have substantially the same opportunity to ask questions on matters of business before the Meeting as in past years when the annual meeting of shareholders was held in person. Questions properly brought before the Meeting will pertain to the formal business of the Meeting. To ensure fairness for all, the Chair of the Meeting will decide and announce the order of questions to be responded to, and the amount of time allocated to each question. The Chair can edit or reject questions considered inappropriate.

Shareholders needing assistance completing and returning a proxy or voting instruction form may call Kingsdale Advisors toll free at 1-866-481-2532.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

(a)	by an instrument in writing that is:

o	signed by the Shareholder, the Shareholder’s legal personal representative or trustee in bankruptcy or, where the Shareholder is a corporation, a duly authorized representative of the corporation; and

o	delivered to Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 or to the registered office of the Company located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L3 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting;

(b)	by sending another proxy form with a later date to Computershare before 9:00 a.m. (Pacific time) on June 22, 2023, or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting;

(c)	by attending the online Meeting and accepting the online terms and conditions; or

(d)	in any other manner provided by law.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

If you are using a control number to login to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

MAG Silver Corp.	2023 Management Information Circular

Voting and Exercise of Discretion by Proxyholders

A Shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for.

If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, it is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company’s Board (as defined below) for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, management of the Company is not aware of any such amendments or variations, or any other matters that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of Common Shares. As of the Record Date (as defined herein) and the date hereof, the Company had 102,894,098 Common Shares issued and outstanding.

In accordance with applicable laws, the board of directors of the Company (the “Board”) has provided notice of and fixed the record date as of May 8, 2023 (the “Record Date”) for the purposes of determining Shareholders entitled to receive notice of, and to vote at, the Meeting, and has obtained a list of all persons who are Registered Shareholders at the close of business on the Record Date and the number of Common Shares registered in the name of each Registered Shareholder on that date. Each Registered Shareholder as at the close of business on the Record Date will be entitled to receive notice of the Meeting and will be entitled to one vote at the Meeting for each Common Share registered in his or her name as it appears on the list.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, no Shareholder beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying 10% or more of the voting rights attached to all outstanding voting securities of the Company.

RECEIPT OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS

The directors’ report and the consolidated financial statements of the Company for the financial year ended December 31, 2022 and accompanying auditor’s report will be presented at the Meeting and have been previously filed under the Company’s profile on SEDAR at www.sedar.com.

MAG Silver Corp.	2023 Management Information Circular

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Election of Directors

The Board currently consists of eight members. The term of office of each of these directors expires at the Meeting. Management proposes to nominate the eight persons named in the table beginning on page 17 of this Information Circular for election as directors of the Company and to hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act (British Columbia) or he or she becomes disqualified to act as a director.

Advance Notice of Director Nominations

A notice of meeting and record date was filed on SEDAR on April 13, 2023, being the first public announcement of the date of the Meeting. Pursuant to the Advance Notice Policy of the Company, originally adopted by the Board in 2012 and most recently re-approved on March 24, 2023, notice of any additional director nominations for the Meeting must be received by the Company in the form prescribed in, and in compliance with, the Advance Notice Policy, no later than the close of business on May 17, 2023. A copy of the Company’s Advance Notice Policy may be obtained under the Company’s profile on SEDAR at www.sedar.com and is also available on the Company’s website at www.magsilver.com/corporate/governance.

Majority Voting for Directors

The Board adopted a Majority Voting Policy in 2013, which is reviewed and, if needed, amended on an annual basis. The Majority Voting Policy was last reviewed on March 24, 2023, and no amendments were made. This policy provides that any nominee for election as a director who has more votes withheld than votes for his or her election at the Meeting must immediately tender his or her resignation to the Board following the Meeting. This policy applies only to uncontested elections. The Governance and Nomination Committee of the Board shall consider any resignation tendered pursuant to the policy and within 90 days after the Shareholders’ Meeting, determine whether or not it should be accepted. The Board shall accept the resignation absent exceptional circumstances. The resignation will be effective when accepted by the Board. A director who tenders a resignation pursuant to this policy shall recuse themselves from any meeting of the Board or the Governance and Nomination Committee and not participate in any deliberations on whether to accept such subject director(s) resignation. The Board will disclose its decision via press release as soon as practicable following receipt of the resignation and provide a copy to the Toronto Stock Exchange (the “TSX”). If the Board determines not to accept a resignation, the news release must fully state the reasons for that decision. If a resignation is accepted, the Board may leave the resultant vacancy unfilled until the next annual meeting of the Shareholders, appoint a new director to fill any vacancy created by the resignation or call a special meeting of the Shareholders to consider the election of a nominee. A copy of the Company’s Majority Voting Policy is available on the Company website at www.magsilver.com/corporate/governance, or will be provided to any Shareholder without charge by request to the Corporate Secretary of the Company at Suite 770, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

The Board recommends a vote FOR each of the nominated directors.

2.	Appointment and Remuneration of Auditor

The Board recommends the re-appointment of Deloitte LLP as MAG Silver’s auditor to hold office until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration for the ensuing year.

MAG Silver Corp.	2023 Management Information Circular

A number of mechanisms are in place that strengthen auditor independence, without impeding audit quality and efficiency, including:

•	Auditor Engagement Partner Rotation: The rotation of the Company’s lead engagement and concurring partners at Deloitte LLP is intended to mitigate the risk of over familiarity and self-interest of such persons, and to promote objectivity. The lead engagement and concurring partners are subject to a 5-year rotation requirement, followed by a 2-year period of absence from the consolidated audit. The rotation of a new lead engagement partner for the Company commenced on January 1, 2023 for the audit of the financial years ending December 31, 2023 and onwards, which rotation must not extend beyond January 1, 2028.

•	Regular Assessments: Annual assessments of the auditor are conducted by the Audit Committee to ensure, among other things, the ongoing quality, independence and effectiveness of the auditor. In addition, the Audit Committee and the Board have recently decided to undertake a comprehensive assessment of the auditor. Included in this assessment is a determination as to whether there is any threat of institutional familiarity that could impact the independence of the auditor and prevent the engagement team from exercising appropriate professional skepticism. The Audit Committee and the Board will conduct this comprehensive assessment every 5 years concurrent with the audit partner rotation.

The fees paid to the auditor for years ended December 31, 2022 and 2021 are as follows:

	Year Ended December 31, 2022 (C$)	Year Ended December 31, 2021 (C$)
Audit Fees	389,000	333,882
Audit-Related Fees	4,073	0
Tax Fees	93,787	100,870
All Other Fees	0	0
Total	486,860	434,752

The nature of the services provided by Deloitte LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees are those incurred for professional services rendered by Deloitte LLP for the audit of the Company’s annual consolidated financial statements, for the quarterly interim reviews of the Company’s unaudited consolidated financial statements, and for services that are normally provided by Deloitte LLP in connection with regulatory filings.

Audit-Related Fees

The fees in 2022 include amounts with respect to the Company’s Canadian Public Accountability Board fees that are remitted by Deloitte LLP on behalf of the Company.

Tax Fees

Tax fees are those incurred for professional services rendered by Deloitte LLP for tax compliance, including the review of tax returns, tax planning and advisory services relating to common forms of domestic and international taxation, continued tax planning and advisory services on potential restructuring and spin-out projects, and services related to the Company’s transfer pricing report.

The Board recommends a vote FOR the appointment of Deloitte LLP

MAG Silver Corp.	2023 Management Information Circular

3.	Advisory Vote on Executive Compensation – Voluntary Adoption of “Say on Pay”

The Board conducts an annual advisory vote by its Shareholders on the Company’s executive compensation (commonly referred to as “say on pay”). The advisory vote provides Shareholders the opportunity to advise the Board on their view on the Company’s executive compensation programs as presented in the Statement of Executive Compensation of this Information Circular, by voting on the following resolution:

“IT IS RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the board of directors of MAG Silver Corp., the shareholders accept the approach to the executive compensation program as disclosed in the management information circular of MAG Silver Corp., dated May 8, 2023.”

The results of MAG’s “say on pay” vote at the previous three annual general meetings are set out below:

Year	Percentage of Votes in Favour
2022	96.91%
2021	98.51%
2020	94.85%

As this is an advisory vote, the results will not be binding on the Board. The Board retains sole authority and remains fully responsible for the Company’s compensation decisions and is not relieved of these responsibilities as a result of the advisory vote by Shareholders. However, the Board believes that it is essential for the Shareholders to be well informed of the Company’s approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between the Shareholders and the Board.

Following each annual general meeting, all voting results, including the results of the “say on pay” vote, will be publicly filed under the Company’s profile on the SEDAR website (www.sedar.com).

The Board recommends a vote FOR the advisory resolution
to accept our approach to executive compensation

4.	Renewal of Unallocated Entitlements under the Option Plan

The Board adopted the Company’s second amended and restated stock option plan on May 13, 2014, which plan was amended and restated a third time on May 10, 2017 (the “Option Plan”). On May 8, 2023, the Board approved, among other amendments of a “housekeeping” nature, certain amendments thereto to: (i) remove the provisions governing options granted to U.S. option holders in accordance with the terms of section 422 of the U.S. Internal Revenue Code of 1986, as amended (each such option, an “ISO”), as the Company’s ability to grant ISOs expired March 30, 2017 in accordance with the terms of the Option Plan and no further ISOs remain outstanding; and (ii) align the meaning of the term “insider” with the meaning given to such term in the TSX Company Manual. Pursuant to the terms of the Option Plan, the Company is not required to seek shareholder approval to adopt amendments of such nature. The full text of the Option Plan, marked to illustrate these recent amendments, is attached hereto as Exhibit A. The maximum number of Common Shares available for issuance under the Option Plan is 5% of the Company’s issued and outstanding Common Shares on a non-diluted basis at any time, provided that: (a) the number of Common Shares issued or issuable under all of the Company’s share compensation arrangements (excluding the DSU Plan (as defined herein)), shall not exceed 5% on a non-diluted basis; and (b) the number of Common Shares issued or issuable under all share compensation arrangements (including the DSU Plan) shall not exceed 6% on a non-diluted basis. As at May 8, 2023, there were a total of 3,601,293 Common Shares reserved for issuance under the Option Plan, with 1,222,355 stock options (“Options”) issued and outstanding (with the underlying Common Shares representing approximately 1.19% of Common Shares), leaving an additional 2,378,938 Options available for grant (with the underlying Common Shares representing approximately 2.31% of Common Shares).

MAG Silver Corp.	2023 Management Information Circular

Pursuant to the rules and policies of the TSX, unallocated Options, rights or other entitlements under a TSX-listed issuer’s security-based compensation arrangement that does not have a fixed maximum number of securities issuable (such as the Option Plan) must be approved by a majority of the Company’s directors and shareholders every three years. Shareholders last approved the unallocated Options under the Option Plan at the Company’s annual meeting held in June 2020. If the Shareholders approve the unallocated Options at the Meeting, the Company will next be required to seek similar approval from the Shareholders no later than June 26, 2026.

The resolution to approve the unallocated entitlements under the Option Plan which will be presented at the Meeting and, if approved, adopted with or without variation (the “Option Plan Resolution”) is required to be approved by a majority of the votes cast by Shareholders present or represented by proxy at the Meeting. The text of the Option Plan Resolution is as follows:

“IT IS RESOLVED THAT:

(a)	all unallocated options, rights and entitlements under the third amended and restated stock option plan of MAG Silver Corp. be and are hereby authorized and approved;

(b)	MAG Silver Corp.’s ability to grant options under such option plan until June 26, 2026 (or such date that is three years after the date of the meeting at which shareholder approval is being sought or any adjournment or postponement thereof), be and is hereby authorized and approved; and

(c)	any one director or officer of MAG Silver Corp. is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution.”

If the Option Plan Resolution is not approved at the Meeting, then after that date, the Company will not have the ability to grant further Options under the Option Plan. Allocated Options will continue to exist unchanged, but the Board will neither be able to grant new Options, nor be able to re-allocate outstanding Options that have been terminated, cancelled or that have expired unexercised.

The Board recommends a vote FOR the Option Plan Resolution

5.	Renewal of Unallocated Entitlements under the Share Unit Plan

The Board adopted the Company’s amended and restated share unit plan on May 13, 2014, further amending the share unit plan on May 10, 2017 (the “Share Unit Plan”). On May 8, 2023, the Board approved, among other amendments of a “housekeeping” nature, certain amendments thereto to ensure continued compliance with U.S. tax legislation and regulations. Pursuant to the terms of the Share Unit Plan, the Company is not required to seek shareholder approval to adopt amendments of such nature. The full text of the Share Unit Plan, marked to illustrate these recent amendments, is attached hereto as Exhibit B.

The maximum number of Common Shares available for issuance under the Share Unit Plan is 1.5% of the Company’s issued and outstanding Common Shares on a non-diluted basis at any time, provided that: (a) the number of Common Shares issued or issuable under all of the Company’s share compensation arrangements (excluding the DSU Plan), shall not exceed 5% on a non-diluted basis; and (b) the number of Common Shares issued or issuable under all share compensation arrangements (including the DSU Plan) shall not exceed 6% on a non-diluted basis. As at May 8, 2023, there were a total of 1,543,411 Common Shares reserved for issuance under the Share Unit Plan, with 485,394 share units issued and outstanding (with the underlying Common Shares representing approximately 0.47% of Common Shares), leaving an additional 1,058,017 share units available for grant (with the underlying Common Shares representing approximately 1.03% of Common Shares).

MAG Silver Corp.	2023 Management Information Circular

As the Share Unit Plan does not have a fixed maximum number of securities issuable thereunder, it must be approved by a majority of the Company’s directors and shareholders every three years. Shareholders last approved the unallocated share units under the Share Unit Plan at the Company’s annual meeting held in June 2020. If the Shareholders approve the unallocated share units at the Meeting, the Company will next be required to seek similar approval from the Shareholders no later than June 26, 2026.

The resolution to approve the unallocated entitlements under the Share Unit Plan which will be presented at the Meeting and, if approved, adopted with or without variation (the “Share Unit Plan Resolution”) is required to be approved by a majority of the votes cast by Shareholders present or represented by proxy at the Meeting. The text of the Share Unit Plan Resolution is as follows:

“IT IS RESOLVED THAT:

(a)	all unallocated restricted share units, performance share units, rights and entitlements under the amended and restated share unit plan of MAG Silver Corp. be and are hereby authorized and approved;

(b)	MAG Silver Corp.’s ability to grant share units under such share unit plan until June 26, 2026 (or such date that is three years after the date of the meeting at which shareholder approval is being sought or any adjournment or postponement thereof), be and is hereby authorized and approved; and

(c)	any one director or officer of MAG Silver Corp. is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution.”

If the Share Unit Plan Resolution is not approved at the Meeting, then after that date, the Company will not have the ability to grant further share units under the Share Unit Plan. Allocated share units will continue to exist unchanged, but the Board will neither be able to grant new share units, nor be able to re-allocate outstanding share units that have been terminated or cancelled.

The Board recommends a vote FOR the Share Unit Plan Resolution

6.	Renewal of Unallocated Entitlements under the DSU Plan

The Board adopted the Company’s second amended and restated deferred share unit plan on May 13, 2014, further amending the plan on May 10, 2017 (the “DSU Plan”). On May 8, 2023, the Board adopted a third amended and restated version of the DSU Plan, which version included amendments of a “housekeeping” nature and amendments designed to clarify the deferred share unit (“DSU”) redemption procedures available to non-U.S. taxpayers. Pursuant to the terms of the DSU Plan, the Company is not required to seek shareholder approval to adopt amendments of such nature. The full text of the DSU Plan, marked to illustrate these recent amendments, is attached hereto as Exhibit C.

The maximum number of Common Shares available for issuance under the DSU Plan is 1% of the Company’s issued and outstanding Common Shares on a non-diluted basis at any time, provided that the number of Common Shares issued or issuable under all share compensation arrangements (including the DSU Plan) shall not exceed 6% on a non-diluted basis. As at May 8, 2023, there were a total of 1,028,941 Common Shares reserved for issuance under the DSU Plan, with 437,126 DSUs issued and outstanding (with the underlying Common Shares representing approximately 0.42% of Common Shares), leaving an additional 591,815 DSUs available for grant (with the underlying Common Shares representing approximately 0.58% of Common Shares).

MAG Silver Corp.	2023 Management Information Circular

As the DSU Plan does not have a fixed maximum number of securities issuable thereunder, it must be approved by a majority of the Company’s directors and shareholders every three years. Shareholders last approved the unallocated DSUs under the DSU Plan at the Company’s annual meeting held in June 2020. If the Shareholders approve the unallocated DSUs at the Meeting, the Company will next be required to seek similar approval from the Shareholders no later than June 26, 2026.

The resolution to approve the unallocated entitlements under the DSU Plan which will be presented at the Meeting and, if approved, adopted with or without variation (the “DSU Plan Resolution”) is required to be approved by a majority of the votes cast by Shareholders present or represented by proxy at the Meeting. The text of the DSU Plan Resolution is as follows:

“IT IS RESOLVED THAT:

(a)	all unallocated deferred share units, rights and entitlements under the third amended and restated deferred share unit plan of MAG Silver Corp. be and are hereby authorized and approved;

(b)	MAG Silver Corp.’s ability to grant deferred share units under such deferred share unit plan until June 26, 2026 (or such date that is three years after the date of the meeting at which shareholder approval is being sought or any adjournment or postponement thereof), be and is hereby authorized and approved; and

(c)	any one director or officer of MAG Silver Corp. is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution.”

If the DSU Plan Resolution is not approved at the Meeting, then after that date, the Company will not have the ability to grant further DSUs under the DSU Plan. Allocated share units will continue to exist unchanged, but the Board will neither be able to grant new share units, nor be able to re-allocate outstanding DSUs that have been terminated or cancelled.

The Board recommends a vote FOR the DSU Plan Resolution

Other Business

Management knows of no other matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting and this Information Circular.

MAG Silver Corp.	2023 Management Information Circular

About the Director Nominees

Management proposes to nominate the eight persons named in the table below for election as directors of the Company. The following pages provide relevant information on each of the director nominees.

MAG Silver Corp.	2023 Management Information Circular

Peter D Barnes, Acc.Dir., ICD.D	Independent Director (1)(2)(4)
	Mr. Barnes is Chair of the Board of the Company (the “Board Chair”) and is a Fellow of the Chartered Professional Accountants of British Columbia. Mr. Barnes co-founded Wheaton Precious Metals (formerly, Silver Wheaton) in 2004, and served as their CEO from 2006 to 2011. Prior to that, he served as Executive Vice President and CFO of Goldcorp from 2005 to 2006.
British Columbia, Canada	Skills and Qualifications
Age: 66 Director Since: October 5, 2012 Tenure: 10.5 years Principal Occupation: Corporate Director	• Capital Markets • Financial / Audit & Risk Management • Governance • International Experience • Leadership & Strategy
	Board Meetings Attended
	Board (Chair)		8 of 8	100%
2022 Voting Results	Committee Meetings Attended
For: 99.59%	Audit Committee		4 of 4	100%
Withheld: 0.41%	Governance and Nominating Committee		5 of 5	100%
Ownership Requirement:	Achievement? (7)	Common Shares	DSUs	Options
3x Annual Retainer	Yes	106,954	101,478	0

MAG Silver Corp.	2023 Management Information Circular

Tim Baker, ICD.D	Independent Director (1)(3)(5)(6)
	Mr. Baker has a B.Sc. in Geology from Edinburgh University and has substantial experience in operating international mines and projects. He was Executive Vice President and Chief Operating Officer of Kinross Gold before retiring in 2010. Prior to joining Kinross, Mr. Baker was with Placer Dome, where he held several key roles including Executive General Manager of Placer Dome Chile, Executive General Manager of Placer Dome Tanzania and Senior Vice President of the copper producing Compañia Minera Zaldivar. Mr. Baker is currently a director of Triple Flag Precious Metals and RCF Acquisition. He has previously been a director on the boards of Golden Star Resources (Chair of the Board), Sherritt International, Augusta Resources, Antofagasta PLC, Eldorado Gold, Rye Patch Gold (later Alio Gold) and Pacific Rim Mining.
British Columbia, Canada	Skills and Qualifications
Age: 71 Director Since: March 31, 2021 Tenure: 2.0 years Principal Occupation: Corporate Director Other Public Directorships: Triple Flag Precious Metals Corp. RCF Acquisition Corp.	• Mine Development / Operations • Executive Compensation • Mineral Exploration • Health & Safety • International Experience • Leadership & Strategy
	Board Meetings Attended
	Board Meetings		8 of 8	100%
2022 Voting Results	Committee Meetings Attended
For: 99.10%	Compensation and Human Resources Committee (Chair)		3 of 3	100%
Withheld: 0.9%	Health, Safety, Environment and Community Committee		4 of 4	100%
	Technical Committee		5 of 5	100%
Ownership Requirement	Achievement? (7)	Common Shares	DSUs	Options
3x Annual Retainer	Yes	8,100	19,258	0

MAG Silver Corp.	2023 Management Information Circular

Jill D. Leversage, Acc.Dir.	Independent Director (1)(2)(3)(4)
	Ms. Leversage has over 30 years of experience in the financial advisory and services sector. She began her finance career at Burns Fry Ltd. and has held senior level positions at both RBC Capital Markets and TD Securities. Ms. Leversage currently serves on a number of public and government related boards including Aurinia Pharmaceuticals, RE Royalties, Insurance Corporation of BC and the Vancouver Airport Authority. She is a former director of Catalyst Paper Corporation and CMAIO. Ms. Leversage is a Fellow in the Institute of Chartered Professional Accountants and was a Chartered Business Valuator (ret.) of the Canadian Institute of Chartered Business Valuators.
British Columbia, Canada	Skills and Qualifications
Age: 66 Director Since: December 22, 2014 Tenure: 8.3 years Principal Occupation: Corporate Director Other Public Directorships: Aurinia Pharmaceuticals Inc. RE Royalties Ltd.	• Capital Markets • Financial / Audit & Risk Management • Governance • Leadership & Strategy
	Board Meetings Attended
	Board Meetings		8 of 8	100%
2022 Voting Results	Committee Meetings Attended
For: 98.80%	Audit Committee		4 of 4	100%
Withheld: 1.2%	Compensation and Human Resources Committee		3 of 3	100%
	Governance and Nomination Committee (Chair)		5 of 5	100%
Ownership Requirement	Achievement? (7)	Common Shares	DSUs	Options
3x Annual Retainer	Yes	14,300	116,027	0

MAG Silver Corp.	2023 Management Information Circular

Selma Lussenburg, C.Dir., GCB.D	Independent Director (1)(4)(5)
	Ms. Lussenburg is a business executive, former General Counsel, Corporate Secretary and current board director with over 35 years of business experience. She has held various senior executive positions encompassing a broad range of legal, governance, compliance, pension, safety and security, and operational responsibilities. Ms. Lussenburg currently serves on several other boards and committees, including Ontario Power Generation and the Muskoka Airport. Ms. Lussenburg is also a Canadian private sector member on the CUSMA 31.22 Advisory Committee on the resolution of private commercial disputes. She has served as General Counsel and Corporate Secretary for AT&T’s operations in Canada, for the Ontario Municipal Retirement System (OMERS), and most recently for Toronto Pearson International Airport. Ms. Lussenburg has an undergraduate law degree (University of Ottawa) and other degrees, including a Masters of International Law (Australian National University) and a post-graduate Certificate in Mining Law (York University).
Ontario, Canada	Skills and Qualifications
Age: 67 Director Since: February 1, 2020 Tenure: 3.2 years Principal Occupation: Corporate Director Other Public Directorships: Ontario Power Generation Inc.	• Governance • Health & Safety • International Experience • Leadership & Strategy • Legal • Environmental / Social • Executive Compensation
	Board Meetings Attended
	Board Meetings		8 of 8	100%
2022 Voting Results	Committee Meetings Attended
For: 99.69%	Governance and Nomination Committee		5 of 5	100%
Withheld: 0.31%	Health, Safety, Environment and Community Committee (Chair)		4 of 4	100%
Ownership Requirement	Achievement? (7)	Common Shares	DSUs	Options
3x Annual Retainer	Yes	4,250	30,846	0

MAG Silver Corp.	2023 Management Information Circular

Daniel T. MacInnis, Acc.Dir.	Independent Director (1)(5)(6)
	Mr. MacInnis has over 40 years of experience in worldwide mineral exploration, including Mexico, and was President and CEO of the Company from 2005 to 2013. He has managed and directed multimillion dollar exploration programs for Noranda Exploration, Battle Mountain Gold/Hemlo Gold and Sargold Resources. Mr. MacInnis has extensive global experience in property acquisitions and joint venture negotiations and operation. A significant number of mineral discoveries have been made under his guidance. Discoveries include gold and base metal deposits in the U.S., Canada and Mexico. Mr. MacInnis is a graduate of Saint Francis Xavier University with a BSc. in Geology. He is also currently Chair of Group Eleven Resources.
British Columbia, Canada	Skills and Qualifications

Age: 71

Director Since: February 1, 2005

Independent Director Since: January 1, 2019

Tenure: 18.2 years

Principal Occupation:
Corporate Director

Other Public Directorships:

Group Eleven Resources Corp.

	• Environmental / Social • Capital Markets • Health & Safety • International Experience • Leadership & Strategy • Mineral Exploration • Executive Compensation
	Board Meetings Attended
	Board Meetings		8 of 8	100%
2022 Voting Results	Committee Meetings Attended
For: 98.92	Health, Safety, Environment and Community Committee		4 of 4	100%
Withheld: 1.08%	Technical Committee		5 of 5	100%
Ownership Requirement	Achievement? (7)	Common Shares	DSUs	Options
3x Annual Retainer	Yes	149,688	91,562	0

MAG Silver Corp.	2023 Management Information Circular

Susan F. Mathieu, ICD.D	Independent Director (1)(5)(6)
	Ms. Mathieu has more than 25 years of international mining experience through due diligence, exploration, project development, construction and operations. Her career spanned from mine site to corporate leadership roles in governance, environment, sustainability, community, health and safety, compliance and risk management programs and strategies. Ms. Mathieu commenced her career with Placer Dome and progressed to increasingly senior roles with Falconbridge, NovaGold Resources, Centerra Gold, BHP (formerly BHP Billiton), Golder Associates and NexGen Energy. Ms. Mathieu holds a BSc. (Honours) and MSc. in Biology (University of Saskatchewan), and an Executive MBA (Beedie School of Business, Simon Fraser University).
Alberta, Canada	Skills and Qualifications
Age: 56 Director Since: January 13, 2021 Tenure: 2.2 years Principal Occupation: Corporate Director Other Public Directorships: N/A	• Mine Development / Operations • Environmental / Social • Health & Safety • International Experience • Leadership & Strategy
	Board Meetings Attended
	Board Meetings		8 of 8	100%
2022 Voting Results	Committee Meetings Attended
For: 99.77%	Health, Safety, Environment and Community Committee		4 of 4	100%
Withheld: 0.23%	Technical Committee (Chair)		5 of 5	100%
Ownership Requirement	Achievement? (7)	Common Shares	DSUs	Options
3x Annual Retainer	Yes	9,283	19,577	0

MAG Silver Corp.	2023 Management Information Circular

Dale C. Peniuk	Independent Director (1)(2)(3)
	Mr. Peniuk is a Chartered Professional Accountant (CPA, CA) and corporate director. Mr. Peniuk obtained his Bachelor of Commerce (Accounting and Management Information Systems) degree from the University of British Columbia in 1982 and his CA designation from the Institute of Chartered Accountants of British Columbia (now the Chartered Professional Accountants of British Columbia) in 1986, and spent more than 20 years with KPMG LLP (“KPMG”) and predecessor firms, the last 10 of which as an assurance partner with a focus on mining companies, including leading KPMG’s Vancouver office mining industry group. Mr. Peniuk currently serves on the Board and as Audit Committee Chair of Lundin Mining Corp., Argonaut Gold and Kuya Silver, and has been on the Board and Chair of the Audit Committee of numerous other Canadian public mining companies since 2006.
British Columbia, Canada	Skills and Qualifications

Age: 63

Director Since: August 3, 2021

Tenure: 1.6 years

Principal Occupation:
Corporate Director and
Chartered Professional Accountant

Other Public Directorships:

Lundin Mining Corp.
Argonaut Gold Inc.
Kuya Silver Corp.

	• Capital Markets • Financial / Audit & Risk Management • Governance • Executive Compensation • International Experience • Leadership & Strategy
	Board Meetings Attended
	Board Meetings		8 of 8	100%
2022 Voting Results	Committee Meetings Attended
For: 98.05%	Audit Committee (Chair)		4 of 4	100%
Withheld: 1.95%	Compensation and Human Resources Committee		3 of 3	100%
Ownership Requirement	Achievement? (7)	Common Shares	DSUs	Options
3x Annual Retainer	Yes	1,000	18,492	0

MAG Silver Corp.	2023 Management Information Circular

George N. Paspalas, Acc.Dir.	President, CEO, Non-Independent Director (1)
Prior to joining MAG in 2013, Mr. Paspalas was the President and Chief Executive Officer of Aurizon Mines, Chief Operating Officer of Silver Standard Resources, and President and Chief Executive Officer of Placer Dome Africa, along with many operational and project development roles with Placer Dome. During his career, Mr. Paspalas has been responsible for constructing and operating complex open pit and underground mines in South Africa, Tanzania, Australia, South America and Canada. Mr. Paspalas earned a Bachelor of Engineering (Chemical) degree with Honours from the University of New South Wales in 1984.
British Columbia, Canada	Skills and Qualifications
Age: 60 Director Since: October 15, 2013 Tenure: 9.4 years Principal Occupation: President and CEO of the Company Other Public Directorships: N/A	• Capital Markets • Leadership & Strategy • Mine Development / Operations • Mineral Exploration • Health & Safety • Environmental / Social • International Experience • Executive Compensation
Board Meetings Attended
	Board Meetings			8 of 8	100%
2022 Voting Results	Committee Meetings Attended
For: 99.76%	N/A
Withheld: 0.24%
Ownership Requirement	Achievement? (7)	Common Shares	DSUs	Options	RSUs & PSUs
4x Annual Retainer	Yes	180,000	39,886	293,117	127,427

(1) Biography, skills and experience information in this table has been furnished by the respective nominees individually. Equity holdings are as at the date of this Information Circular. See pages 32 and 33 of this Information Circular for more information on how the skills and experience important to the Company’s business are covered by the number of directors.

(2) Member of the Company’s Audit Committee.

(3) Member of the Company’s Compensation and Human Resources Committee.

(4) Member of the Company’s Governance and Nomination Committee.

(5) Member of the Company’s Health, Safety, Environment and Community Committee.

(6) Member of the Company’s Technical Committee.

(7) Share ownership requirement (see page 40 below for more information).

MAG Silver Corp.	2023 Management Information Circular

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Director

Cease Trade Orders:

Has any management nominee within the last 10 years been a director or executive officer of a company subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation while the person acted in that capacity or because of an event that occurred while the person acted in that capacity?

None

Bankruptcy:

Has any proposed director within the last 10 years, personally, or been a director or executive officer of a company that made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its asset?

None

Penalties and sanctions:

Has any proposed been subject to penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

None

MAG Silver Corp.	2023 Management Information Circular

CORPORATE GOVERNANCE

The Board and management consider good corporate governance to be central to the effective and efficient operation of the Company. The Board, through the Governance and Nomination Committee, continually reviews its policies and practices and monitors regulatory developments in Canada and aims to achieve higher standards of corporate governance through the implementation of new policies and practices, and meaningful improvements to existing policies and practices.

Governance Highlights

Annual individual election of directors with majority voting	Independent Chair
Mandatory minimum share ownership for directors and executives	Non-executive directors are not eligible for stock options
Committees are 100% independent directors	Annual Board assessments
Whistleblower Protection Policy and whistleblower hotline	In camera sessions at each Board and committee meeting
38% of MAG’s Board members are female	Zero fatalities at the Juanicipio project (“Juanicipio” or the “Juanicipio Project”) and other exploration projects
36% of MAG’s employees are female	Succession planning for the CEO and other members of senior management
Board renewal and succession planning	100% director attendance at Board and committee meetings in 2022
Active shareholder engagement program	Annual deep-dive strategy sessions; attended by the Board and management (typically held offsite)
Written mandates for the Board, Board Chair, committee chairs and CEO	Code of Business Conduct and Ethics (“Code of Conduct”), as well as Anti-Bribery and Anti-Corruption Policy
No interlocking directorships	Maintains a Board Skills Matrix
Comprehensive ESG commitments and practices[1]	Annual Sustainability Reports (Inaugural Sustainability Report published in October 2022)

Robust suite of governance policies in place[2], including:

✓ Diversity, Equity and Inclusion Policy

✓ Human Rights Policy

✓ Enterprise Risk Management Policy

✓ Advance Notice Policy

✓ Majority Voting Policy

✓ Health, Safety, Environment and Social Responsibility Policies

1 For more information on the Company’s ESG commitments and practices, please see the latest Annual Information Form and/or Sustainability Report.

2 See the Company’s website for the full list of Policies, Charters and Mandates at www.magsilver.com/corporate/governance/.

MAG Silver Corp.	2023 Management Information Circular

Board of Directors

The fundamental responsibility of the Board is to provide stewardship and governance over the management of the Company with the objective of driving the long-term strategy of the Company, while meeting the appropriate interests of its Shareholders and relevant stakeholders. The Board guides the conduct and affairs of the Company through its committees, which include the Audit Committee; the Compensation and Human Resources Committee; the Governance and Nomination Committee; the Health, Safety, Environment and Community Committee; and the Technical Committee.

Board Composition and Independence

The Board provides oversight over the Company’s management, in part, through representation on the Board by directors who are independent of management. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Company’s Board is currently comprised of eight directors, all of whom are being nominated for re-election at the Meeting. Seven of the eight director nominees (namely Peter Barnes, Tim Baker, Jill Leversage, Selma Lussenburg, Susan Mathieu, Dale Peniuk and Daniel MacInnis) are independent in accordance with the definition of “independence” set out in National Instrument 52-110 Audit Committees (“NI 52-110”), as it applies to the Board. George Paspalas is not independent by virtue of the fact that he is the President and CEO of the Company. Accordingly, a majority (88%) of the directors nominated for election at the Meeting are independent.

Board Mandate

The Board has adopted a written mandate (the “Board Mandate”), whereby the Board directs, guides and otherwise reviews and approves the stewardship of the Company. The Board has the responsibility to work with management to develop the direction of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans. Such planning takes into account, among other things, the principal opportunities and risks of the Company’s business. Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose.

The Board Mandate is reviewed annually and amended as necessary to meet the current needs and long-term strategic direction of the Company. It, along with the Board and Committee Chair Mandates, and CEO Terms of Reference, is available on the Company’s website at www.magsilver.com/corporate/governance. The Board Mandate is also appended as Exhibit D hereto.

MAG Silver Corp.	2023 Management Information Circular

Other Mandates and Position Descriptions

The Board has also adopted written mandates or position descriptions for the following positions:

Position	Mandate
Board Chair	The fundamental responsibility of the Board Chair is to satisfy him or herself that the responsibilities of the Board are well understood by both the Board and management, the boundaries between the Board and management are clearly understood and respected, and the Board carries out its responsibilities effectively.
Chair of Audit Committee and other Committees	The mandate of the Audit Committee and other committee chairs is to satisfy him or herself that the respective committee executes its mandate to the satisfaction of the Board.
CEO Terms of Reference	The mandate of the CEO is to manage the Company in an effective, efficient and forward-looking way and to fulfill the priorities, goals and objectives determined by the Board in the context of the Company’s strategic plans, budgets and responsibilities and in compliance with the Company’s corporate governance guidelines and Code of Conduct, with a view to preserving and increasing corporate and stakeholder (including Shareholder) value. The CEO is responsible to the Board and acts as the liaison between management and the Board.

Board Committees

The Governance and Nomination Committee reviews committee membership and makes recommendations to the Board on committee composition annually following the Shareholder’s meeting, based on the nominees elected and at such other times when a director resigns and/or a new director joins the Board. Changes may be made such that the composition of the committees is appropriate and effective.

The committees act pursuant to formal written charters which are reviewed and amended or re-approved annually. These committee charters can be found on the Company’s website at www.magsilver.com/corporate/governance.

Audit Committee

The Audit Committee is currently comprised of three independent directors: Dale Peniuk (Chair), Peter Barnes and Jill Leversage. Each member of the Audit Committee is considered to be independent and financially literate in accordance with NI 52-110.

The Audit Committee is responsible for assisting the Board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices, internal controls and its approval of the Company’s annual and quarterly financial statements. In addition, the Audit Committee has been tasked with assisting the Board in fulfilling its oversight responsibilities with regard to the Company’s principal financial, audit and accounting related risks, including information security and cyber risks, and the policies, guidelines and mechanisms that management has put in place to govern the process of monitoring, controlling and reporting such risks. In this regard, the Audit Committee receives reports from management on a quarterly basis, or more frequently as required, on the identification, assessment and management of such risks. The Audit Committee reports to the Board on a quarterly basis, or more frequently as required, with respect to the principal financial, audit and accounting related risks faced by the Company and the steps implemented by management to manage these risks. In addition, the Committee shall, in conjunction with the Company’s Enterprise Risk Advisory Committee (“ERAC”), perform a comprehensive review of the Company’s complete risk register on an annual basis, or more frequently as required.

MAG Silver Corp.	2023 Management Information Circular

The Audit Committee meets as often as is required to fulfill its responsibilities or at a minimum quarterly to review and recommend the financial statements, management’s discussion and analysis or other financial documents, for Board approval.

Audit Committee information, including the Audit Committee Charter, as required under NI 52-110, is contained in the Company’s Annual Information Form dated March 27, 2023 (the “AIF”). This information includes the charter, committee composition, relevant education and experience, Audit Committee oversight, pre-approval policies and procedures and fees paid to the Company’s external auditor. The AIF is available under the Company’s profile on SEDAR at www.sedar.com or on the Company’s website at www.magsilver.com/investors/financial-reports.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee (the “CHRC”) is currently comprised of the following three independent directors: Tim Baker (Chair), Jill Leversage and Dale Peniuk.

The CHRC is responsible for assisting the Board in carrying out its responsibilities with respect to:

(a)	establishing guidelines and principles with respect to compensation and benefits provided by the Company to its employees;

(b)	monitoring the Company’s significant strategies, programs and policies relating to compensation and human resources;

(c)	leading the annual performance evaluation of the Company’s CEO and determining compensation for the CEO and other NEOs (as defined herein);

(d)	overseeing the Company’s equity-based compensation plans;

(e)	determining directors’ compensation; and

(f)	reviewing succession plans with respect to the CEO and other NEOs.

The CHRC typically meets three times per year, or more frequently as required, to fulfill its responsibilities. For more information regarding the CHRC, see Compensation Governance, commencing on page 44 of this Information Circular.

Governance and Nomination Committee

The Board has established a Governance and Nomination Committee which is currently comprised of three independent directors: Jill Leversage (Chair), Peter Barnes and Selma Lussenburg.

The committee is responsible for assisting the Board in carrying out its responsibilities with respect to:

(a)	developing and implementing governance guidelines and principles, monitoring governance programs and policies, and providing governance leadership to the Company;

(b)	reviewing the performance of the Board, Board committees and individual directors;

(c)	assessing the size, composition and effectiveness of the Board, including the competencies, skills and other qualities that the Board should possess as a whole;

(d)	establishing and leading the process for identifying and recruiting qualified individuals for Board and Board committee membership;

(e)	reviewing and monitoring the processes for the orientation of new directors and the continuing education of existing directors; and

(f)	overseeing the Company’s policies concerning business conduct, ethics, public disclosure of material information and other matters.

MAG Silver Corp.	2023 Management Information Circular

The Governance and Nomination Committee typically meets quarterly, or more frequently as required, to fulfill its responsibilities.

Health, Safety, Environment and Community Committee

The Health, Safety, Environment and Community Committee (the “HSEC Committee”) is currently comprised of four independent directors: Selma Lussenburg (Chair), Tim Baker, Daniel MacInnis and Susan Mathieu.

The committee is responsible for assisting the Board in fulfilling its oversight of:

(a)	the risks, challenges and opportunities to the Company’s business associated with health, safety, environmental and social responsibility (including human rights and community engagement) matters;

(b)	the Company’s sustainability conduct, including health, safety, environmental and social responsibility policies and programs, and performance in such areas;

(c)	the Company’s compliance with applicable legal and regulatory requirements associated with health, safety, environmental and human rights matters; and

(d)	the Company’s external reporting in relation to health, safety, environmental and social responsibility matters.

The HSEC Committee typically meets quarterly, or more frequently as required, in order to fulfill its responsibilities.

Technical Committee

The Technical Committee is currently comprised of three independent directors: Susan Mathieu (Chair), Tim Baker and Daniel MacInnis.

The primary mandate of the Technical Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s operational performance and operating risks from a technical perspective. The Company’s operations include exploration and development projects, operating mines, projects in reclamation and projects being considered as acquisition targets.

The Technical Committee meets a minimum of twice per year, or more frequently as required, to fulfill its responsibilities.

Board Meetings

The Company holds regular quarterly Board meetings, as well as additional Board meetings, as required. Mr. Peter Barnes, an independent director, is the non-executive Board Chair and presides as such at each Board meeting. Mr. Barnes facilitates these meetings and actively seeks out the views of the independent directors on all Board-related matters. Mr. Barnes regularly interacts with members of management with respect to matters related to strategic planning and decision making, compensation, corporate governance and business matters. He also acts as liaison between management and the Board and, where appropriate, represents the Board at official functions and meetings with major shareholder groups and other stakeholder groups. The Board conducts extensive budget and business reviews with management and approves the annual budget, including any budget revisions, to monitor the Company and management’s activities.

Robust strategic planning in respect of the Company’s development and exploration initiatives on its mineral properties (including the Juanicipio Project), financing opportunities, risk management, M&A opportunities, corporate governance structures, approach to compensation, succession and its business in general, is regularly undertaken by the entire Board and is informed by management’s analysis and by the work of the Company’s committees and advisors. The directors all participate in the matters before the Board such that the Company has the benefit of the diverse skills and experience of the Board members in making decisions.

MAG Silver Corp.	2023 Management Information Circular

In Camera Sessions

At the end of each Board and committee meeting, the independent directors meet without management and non-independent directors to support and encourage free and candid discussions among the independent directors. In addition, separate in camera meetings of independent directors may also be held if the need arises to facilitate communication among the directors without the presence of management, non-independent directors and any directors with a conflict related to the matter under discussion. From January 1, 2022 and up until the date of this Information Circular, the Board has held in camera sessions at the end of each of the nine Board meetings (eight in 2022), six Technical Committee meetings (five in 2022), seven Governance and Nomination Committee meetings (five in 2022), five Audit Committee meetings (four in 2022), five HSEC Committee meetings (four in 2022) and four CHRC meetings (three in 2022), for a total of 36 in camera sessions (29 in 2022).

Attendance

The Company held eight Board meetings during the year ended December 31, 2022. In 2022, all of the nominated directors attended 100% of the Board meetings and committee meeting of which they were a member. On occasion, directors attend committee meetings as guests. Director attendance at such meetings is not reflected in a director’s attendance shown on their nominee profiles above. No additional compensation is paid to directors who attend additional meetings.

Nomination of Directors

The Governance and Nomination Committee, comprised entirely of independent directors, is responsible for identifying, interviewing and recommending eligible nominees for the election or appointment to the Board. In doing so, the committee considers a number of factors, including, but not limited to, the following:

•	the competencies, skills and other qualities that the committee considers to be necessary for the Board as a whole to possess; the competencies, skills and other qualities that the committee considers each existing director to possess (in the form of a skills matrix, see Board Skills Matrix below for more information); and the competencies, skills and other qualities each new nominee would bring to the Board;

•	the objectives of the Company’s Diversity, Equity and Inclusion Policy;

•	the amount of time and resources that nominees have available to fulfill their duties as Board members;

•	the results of the Board and director effectiveness assessment process;

•	any agreements or other arrangements concerning the size, qualifications or composition of the Board or any of its committees;

•	the business and strategy of the Company; and

•	the independence of the nominee.

In addition, the Governance and Nomination Committee retains professional, independent recruitment firms to assist with the process of searching for candidates to fill Board vacancies, as and when they arise. Candidates for nomination to the Board must have significant business experience and must possess skills and experience in areas reflective of the Company’s business needs and the Company’s current and long-term strategic interests.

The Company has strong anti-discrimination practices. As outlined below in Diversity, Equity and Inclusion, in early 2021, a more robust Diversity, Equity and Inclusion Policy was adopted by the Board, which includes a 30% target for gender diversity on the Board. The Governance and Nomination Committee supports all forms of diversity in the boardroom, including gender and other dimensions of diversity, and in its succession planning efforts specifically directs search firms to include gender diverse directors, as well as individuals from diverse backgrounds and underrepresented groups in the selection process as and when new directors are to be recommended for nomination. Board candidates are chosen based on the skillset and experience required by the Company at the time of nomination or election, having due regard to the benefits of diversity.

MAG Silver Corp.	2023 Management Information Circular

Board and Committee Assessments

The Governance and Nomination Committee is responsible for establishing appropriate processes for the regular evaluation of the effectiveness and contribution of the Board, its members and its committees. In addition, the committee is responsible for reviewing on an annual basis: (a) the performance of individual directors, the Board as a whole and the committees of the Board; (b) the performance of the Board Chair and the chair of each Board committee; and (c) the range of capabilities represented on the Board, as well as those needed for the Board to properly discharge its responsibilities in an effective manner.

As part of the review process, the Governance and Nomination Committee uses a number of different tools, including: (a) engaging independent third-party consultants to conduct in-depth Board assessments; (b) conducting written surveys of Board members, which include peer assessment and self-assessment sections; and/or (c) meeting with individual Board members to discuss with each director the effectiveness of the Board, its committees and its members. The results of the review process are always reviewed and discussed with the full Board.

In addition to the Governance and Nomination Committee’s annual Board and committee assessments, each committee performs an annual self-assessment, in which the members consider and discuss the respective committee’s function and performance in carrying out its duties.

Board Skills and Experience

The Board has established a skills and experience matrix for the Board reflective of 11 core skills and experience categories (see Board Skills Matrix below) important to the effective oversight of management and the Company’s business and long-term strategies. The Governance and Nomination Committee assesses directors annually on their individual qualifications, experience, expertise, leadership, continuity and historical understanding of the Company’s business and relationships, especially as these pertain to strategic matters.

The biographies in the Election of Directors section of this Information Circular specifically outline the nominated directors’ individual skills, industry or related experience and qualifications based on professional designations and/or career experience.

Board Skills Matrix

The table below shows 11 categories of skills and experience that are important to the Company’s business and governance and those director nominees who possess expertise in each category. The Company and the Board recognize the importance of information technology (“IT”) and cybersecurity, and acknowledge that none of the current Board members are experts in this category. For this reason, and as part of its ongoing efforts to address cybersecurity risks within the organization, MAG has retained an independent IT advisory firm to develop policies and procedures surrounding cybersecurity, and to conduct regular training and education sessions for MAG’s directors and employees. Furthermore, the Company’s exposure to cybersecurity risks at the Juanicipio Project is managed by the Project operator, Fresnillo, who report a robust suite of controls and systems in place to prevent and mitigate cybersecurity risks.

Based on the Governance and Nomination Committee’s (a) annual review of the skills and experience of the eight returning incumbent directors, and (b) annual assessment of any additional skills and experience needed on the Board, the Governance and Nomination Committee has determined that the eight nominated directors have the appropriate skills and experience for the Company’s current business and long-term strategies.

MAG Silver Corp.	2023 Management Information Circular

		Peter Barnes	Tim Baker	Jill Leversage	Selma Lussenburg	Daniel MacInnis	Susan Mathieu	Dale Peniuk	George Paspalas
Skills and Experience	Capital Markets
	Environment / Social
	Executive Compensation
	Financial / Audit & Risk Management
	Governance
	Health & Safety
	International Experience
	Leadership & Strategy
	Legal
	Mine Development / Operations
	Mineral Exploration
Board Skill Matrix, Profile and Committee Membership
Board Composition	Independence
	Board Tenure (years)	10.5	2.0	8.3	3.2	18.2	2.2	1.6	9.4
	Age	66	71	66	67	71	56	63	60
	Gender

Board Committees	Audit Committee
	Governance and Nominating Committee
	Compensation and Human Resources Committee
	Health, Safety, Environment and Community Committee
	Technical Committee

Committee Member | Committee Chair

Diversity, Equity and Inclusion

The Company embraces the benefits that diversity brings to its Board, members of senior management and all employees of the Company and its subsidiaries. Diversity, equity and inclusion promotes the recognition and use of all available talent, creates opportunities for innovation, drives strategic advantage to achieve the Company’s objectives and deliver positive results to its stakeholders through a range of perspectives, experiences and expertise. The Company is committed to fostering and cultivating a diverse, equitable and inclusive culture and workforce by selecting the best individuals to occupy its Board, senior management and other roles within the Company, free of bias or discrimination. Diversity, equity and inclusion are defined in the Company's Diversity, Equity and Inclusion Policy as follows:

MAG Silver Corp.	2023 Management Information Circular

“Diversity” includes any dimension that can be used to differentiate individuals or groups of people from one another, including without limitation, gender, gender identity and gender expression, sexual orientation, age, language, race, nationality, cultural background, indigenous status, religious beliefs, members of visible minorities and other ethnic distinctions, physical or mental abilities, marital or family status, education, regional and industry experience and expertise.

“Equity” eliminates social inequalities in people, processes and systems to provide equal access and opportunities for all individuals.

“Inclusion” allows all individuals or groups of people feel welcomed, valued, respected and leveraged in all environments.

The Company is committed to creating and supporting a diverse, equitable and inclusive workplace that recognizes and values differences, where everyone is treated fairly and with respect, and where all employees have equal opportunity to succeed. To achieve this, MAG commits to:

•	Incorporating diversity, equity and inclusion considerations into practices and policies relating to recruitment and selection, compensation and benefits, professional development and succession planning.

•	Implementing diversity, equity and inclusion awareness training program to facilitate positive intergroup interaction, equitable and inclusive evaluation, and diversity management.

•	Developing flexible scheduling programs for work arrangements with options to accommodate the diverse needs of its employees at different career and life stages, including those with family and caring responsibilities, to assist with recruitment and retention.

•	Implementing and assessing the application of policies that address impediments to gender diversity in the workplace and that promote employment decisions that are transparent, merit-based, unbiased, equitable and procedurally fair.

•	Continuing to identify new ways to entrench diversity (including gender and other dimensions of diversity), equity and inclusion as a core value across the Company, including supporting and empowering employees to bring their individual experiences to a safe and supportive work environment, and feel a genuine sense of belonging at MAG.

•	Monitoring, continuously improving and reporting on the performance and effectiveness of the Company’s activities related to diversity, equity and inclusion in the workplace.

In late 2022, all Board members and Company employees participated in an in-depth training session on inclusion, equity, diversity and accessibility (“IDEA”), which was led by an independent consulting firm.

Annually, the Governance and Nomination Committee reviews the Diversity, Equity and Inclusion Policy and assesses its effectiveness in promoting diversity, equity and inclusion within MAG. The policy can be found on the Company’s website at www.magsilver.com/corporate/governance.

Effectiveness of the Company’s Gender Diversity Policy

The Board is committed to a merit-based system for the Board and senior management team composition within a diverse and inclusive culture which solicits multiple perspectives and views and is free of conscious or unconscious bias and discrimination. When assessing Board composition or identifying suitable candidates for appointment or election to the Board, the Board will consider candidates on merit against objective criteria, having due regard to the benefits of diversity and the needs of the Board. When assessing the composition of the senior management team or identifying suitable management candidates, the Company uses similar criteria as applied to the selection of Board candidates.

MAG Silver Corp.	2023 Management Information Circular

In early 2021, the Company committed to increasing Board and senior management diversity and set a target to achieve a minimum of 30% of the Board represented by gender diverse directors. The Board currently exceeds this target. Of the eight nominees for election as directors at the Meeting, three (or 38%) are female. The Company does not have set targets for gender diversity within management; however, currently 17% of the Company’s officers and 36% of its employees are female.

The Board will continue to review and assess the appropriateness of the current Board gender diversity target and will also consider the appropriateness of establishing targets with respect to gender diversity within senior management, as well as targets with respect to diversity other than gender.

Board Refreshment and Director Tenure

In determining whether to recommend a director for re-election, the Governance and Nomination Committee considers several different factors, including without limitation, the director’s participation in and contributions to the activities of the Board, the results of the annual Board and individual director assessments, the skills and experience of said director and how they fit into the Board skills matrix, and the director’s meeting attendance record. While the Board recognizes that director refreshment and renewal create opportunities to bring diverse perspectives and new skill sets to the Board, the Board also recognizes that directors who have served on the Board for an extended period of time can provide valuable insight into the operations and future of the Company based on their experience with, and understanding of, the Company and its history, policies and objectives. It is for this reason that the Board has determined that setting limits on director tenure would not be appropriate at this time. In recent years, the Board has successfully managed to facilitate fulsome refreshment, and since February 2020 has appointed four new directors to the Board. The average tenure of the eight director nominees standing for re-election at the Meeting is seven years.

Orientation and Continuing Education

The Board considers director orientation and continuing education to be a priority for all directors and endeavours to provide opportunities for directors to learn, develop and network. New directors are provided with comprehensive materials and numerous presentations from management relating to the Company, and are briefed on relevant corporate issues including short, medium and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. Directors also receive regular geological and engineering reviews of the Company’s projects, and visits to the Company’s material properties are scheduled as necessary or appropriate, with due regard to the personal health, safety and security of management and directors. When a new director joins the Board, he or she is encouraged and expected to become familiar with the Company by meeting with the other directors, officers and employees of the Company. As each director has a different skill set and professional background, orientation and training activities are tailored to the particular needs of each director. The Governance and Nomination Committee reviews, approves and reports to the Board on the orientation process for new directors.

Management provides the Board with updates on the Company’s business and issues relevant to the Company at all regularly scheduled Board and committee meetings. In addition, during 2022, a two-day intensive strategy session was held for the Board with executive management. At such session, external advisors presented on a variety of topics, including capital markets conditions, the silver price environment, local politics and security in areas of the Company’s projects, corporate governance, climate change, current industry trends, among others.

MAG Silver Corp.	2023 Management Information Circular

Management and the Board are kept up to date on the progress at the Company’s Juanicipio Project through the CEO, the CXO (as defined herein) and the CSO (as defined herein), who visit the site periodically. In addition, MAG has a technical representative based in Mexico who attends at the site two to three times per week to review and assess the project, and who, in turn, provides reports to the CEO. The CEO, the CFO (as defined herein), the CXO, the CSO and the Manager of Corporate Social Responsibility also have frequent virtual meetings and conference calls with Fresnillo, MAG’s joint venture partner and Operator of the Juanicipio Project.

Management provides the Board with regular updates on progress at the Company’s Deer Trail exploration project (“Deer Trail” or the “Deer Trail Project”) and Larder exploration project (“Larder” or the “Larder Project”). Management maintains ongoing communication with the respective project management teams through periodic site visits, frequent virtual meetings and conference calls. Mr. Paspalas, the Company’s CEO, shares this information with the Board on a regular basis (monthly, at a minimum) in addition to other information, including financial and operational reports, and recent photos (including recent drone footage with respect to the progress and development at the Juanicipio site).

In October 2022, the Board completed a site visit to the Deer Trail Project, together with management executives and Project staff. Plans are underway for a Board site visit to the Larder Project in June 2023. Additional site visits will be considered in 2023, having due regard to travel advisories related to Mexico and health advisories in light of COVID-19.

Details of the 2022 Director Continuing Education Program

The following is a list of continuing education events provided by the Company for directors throughout the 2022 year, for which 100% participation by all board members was achieved. Materials were provided to the directors to review prior to each education event, and event presentations were made available to all directors for follow-up, as appropriate.

In addition to the above, individual Board members participate in a number of seminars, presentations and conferences relevant to the mining industry and other matters which relate to the Company and its business, and they are encouraged to maintain their levels of expertise and knowledge in their individual areas of professional competence by keeping up with relevant developments in their areas of expertise through reading, interaction with their peers and attendance at continuing education presentations and seminars. MAG also provides all directors with an annual membership to either the Institute of Corporate Directors or the Chartered Governance Institute of Canada.

MAG Silver Corp.	2023 Management Information Circular

Ethical Business Conduct

The Board has adopted a written Code of Conduct for the directors, officers and employees of the Company, which sets out the legal, ethical and regulatory standards that the Company and its representatives must follow to promote integrity and deter wrongdoing. Compliance with the Code of Conduct is mandatory for every director, officer and employee of the Company and any of its subsidiaries. Each director, officer and employee verifies and acknowledges on an annual basis that he or she has reviewed and understands the Code of Conduct and will abide by its terms. The Code of Conduct is available on the Company’s website at www.magsilver.com/corporate/governance.

The Company’s Board and Governance and Nomination Committee monitor compliance with the Code of Conduct. All Company personnel are encouraged to report violations of the Code of Conduct in accordance with the procedures set forth in the Code of Conduct. In addition to responding to any complaints or violations reported directly to Board members, the Governance and Nomination Committee Chair makes periodic inquiries of Company management as to matters related to compliance with Code of Conduct requirements. In addition, in the course of regular business and operational updates provided by Company management to the Board, there are opportunities to discuss any compliance issues. In 2022, there were no Code of Conduct violations and no ethical conflicts were raised.

Directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering must abstain from voting on such matters. As a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering do not take part in any Board discussion with respect to that contract or transaction. In addition, the Code of Conduct requires all Company personnel to obtain specific permission of the CEO prior to any involvement in activities that create or give the appearance of a conflict of interest.

The Code of Conduct requires that Board members, officers, employees, consultants and contractors report any known or suspected violations of laws, governmental regulations or the Code of Conduct to the Chair of the Governance and Nomination Committee or to the Chair of the Audit Committee via the Company’s anonymous and confidential whistleblower helpline. The Company has engaged Integrity Counts, a Canadian provider of global ethics reporting services, as an independent and external administrator of the whistleblower helpline. There are three ways to submit a complaint via Integrity Counts, which are set out in detail in the Code of Conduct, as well as in the Company’s Whistleblower Protection Policy (available at www.magsilver.com/corporate/governance).

In 2022, the Company approved an updated Anti-Bribery and Anti-Corruption Policy, and training was provided for all employees and directors. The Anti-Bribery and Anti-Corruption Policy is critical to maintaining MAG’s corporate reputation and protecting the interests of its shareholders, employees, customers, suppliers, business partners, stakeholders and communities. The objective of the Anti-Bribery and Anti-Corruption Policy is to provide guidance and procedures that enable the Company to conduct its business in an honest and ethical manner when dealing with Public Officials and all other parties, and in compliance with all applicable laws and regulations pertaining to bribery and corruption.

Succession Planning

Succession planning is an important component of the mandate of the Board, with the support of the Governance and Nomination Committee with respect to Board succession planning, and of the Compensation and Human Resources Committee with respect to succession planning for the CEO and other senior executives. By taking a proactive approach to succession planning, the Board can be sure that the Company is prepared to deal with the sudden or unexpected departure of critical talent, reduce the time and expense required to fill key roles, align human capital development efforts with the strategic objectives of the Company, and support the career development and personal growth of the Company’s internal pool of candidates to assist with the Company’s efforts to retain qualified successors for senior executive positions. Succession planning is a regular item on the Board’s meeting agendas and is considered when recruiting new directors and senior management personnel.

MAG Silver Corp.	2023 Management Information Circular

Shareholder Engagement

The Company proactively engages with Shareholders to solicit feedback on its governance practices. The feedback received is an important component of the continuous evaluation of the Company’s existing policies. The Company values constructive dialogue with Shareholders and investors and has initiated engagement meetings with Shareholders to better understand their perspectives regarding the Company.

MAG’s CEO, and members of the Board, as required, actively engage with Shareholders and this provides useful feedback regarding Shareholder perspectives on the governance of the Company. To the extent possible or appropriate, the Company considers feedback from such meetings in refining the Company’s policies, practices and/or public disclosures.  The Company has found this Shareholder outreach program to be highly productive and plans to continue active Shareholder engagement in the future. Any questions regarding the Company’s governance practices can be sent to the attention of the Board Chair at the following address:

Chair of the Board

MAG Silver Corp.

#770-800 West Pender Street

Vancouver, BC V6C 2V6

Email: boardchair@magsilver.com

MAG Shareholder Engagement Summary

MAG Event	MAG Participants	Who does MAG engage and what are the topics?
Meetings, Discussions and Calls	Senior Management	MAG conducts meetings and discussions with retail and institutional Shareholders throughout the year to share public information regarding its business.
Investor Conferences	Directors / Senior Management	MAG attends and presents at investor conferences throughout the year to provide information regarding its business. Videos or digital copies of the presentations are posted on MAG’s website.
Shareholder Outreach (1)	CEO / Committee Chairs	MAG’s CEO and Committee Chairs meet annually (or as requested) with major Shareholders’ governance departments to discuss any potential governance concerns. This typically occurs after the mailout of MAG’s Information Circular.
Governance Engagement	Directors	MAG provides information relating to its governance practices with Shareholder advocacy groups as requested.
News Releases	Senior Management	MAG reports on material changes, as well as important or regulatory release dates (e.g. release dates of financial results)
Annual General Meeting	Directors / Senior Management	This meeting is open to all Shareholders.
(1)	In 2022, due to COVID-19 travel related restrictions, the CEO conducted the Shareholder Outreach program by telephone.

MAG Silver Corp.	2023 Management Information Circular

Director Compensation and Share Ownership

The fees payable to the directors of the Company for their service as directors and as members of committees of the Board as at December 31, 2022 are outlined below. Note that Mr. Paspalas, the Company’s CEO, is not paid any additional compensation in consideration for his services as a director of the Company. All compensation paid to Mr. Paspalas over the course of the year has been reflected in the Summary Compensation Table for NEOs, found later in this Information Circular.

Role	Annual Retainer ($)
Cash Retainers
Board Member	55,000
Chair of the Board (additional retainer)	85,000
Chair of the Audit Committee (additional retainer)	15,000
Chair of the Compensation and Human Resource Committee (additional retainer)	15,000
Chair of the Health, Safety, Environmental and Community Committee (additional retainer)	15,000
Chair of the Governance and Nominating Committee (additional retainer)	15,000
Chair of the Technical Committee (additional retainer)	15,000
Committee Member (additional retainer)	12,500
Per diem fees (1)	1,000
Share-Based Retainer
Board Member	150,000

(1) Per diem fees are to cover work commitments for director services that generally go beyond that typically required of a director and require a significant time commitment outside meeting preparation time and the attendance at meetings.

Share-Based Awards

Non-executive directors are not eligible to participate in the Share Unit Plan and instead participate in the DSU Plan. Directors may also elect on an annual basis to receive all, or a portion, of their annual cash retainers in DSUs.

DSUs are notional units with the same value at any given time as the Company’s Common Shares and until redeemed for Common Shares, do not entitle the participant to any voting or other shareholder rights. If and when the Company declares a dividend on the Common Shares, ‘dividend equivalent’ units are credited to a participant’s DSU account in the form of additional DSUs. DSUs typically vest upon grant, however, are not redeemable until a director ceases to hold office, when all outstanding DSUs will be settled in Common Shares issued by the Company.

For further information with respect to the DSU Plan, including a summary of the key terms contained therein and the number of DSUs issued and outstanding thereunder, please refer to the discussion under the headings “Disclosure Respecting Equity Compensation Arrangements” and “Securities Authorized for Issuance Under Equity Incentive Plans” contained herein.

MAG Silver Corp.	2023 Management Information Circular

Director Share Ownership Requirement

In an effort to align the interests of the Board with those of Shareholders, a Share Ownership Policy (as defined herein) outlining minimum share ownership requirements was adopted in 2013 for directors, under which directors are required to own MAG securities having a value established by the Board. As amended in late 2016, the minimum MAG securities ownership requirement for all non-executive directors is now equivalent to three times the annual cash retainer (including any DSUs granted for partial cash retainer). Any newly appointed or elected directors of the Company are required to achieve the minimum threshold within three years from the date of becoming a director. If the ownership value requirement is increased, directors have three years to reach the new ownership requirement. Ownership thresholds are calculated using the greater of: (i) the closing trading price of the Company’s Common Shares on the Toronto Stock Exchange on the business day immediately preceding the date upon which share ownership is being calculated; and (ii) the acquisition cost of the MAG securities, which, in the case of DSUs, shall be calculated using the value attributed to such DSUs on the award date.

Each director is required to maintain his or her minimum ownership level throughout his or her tenure as a director. Under the share ownership requirements and terms as described above, the following table outlines the directors’ standings relative to the requirement, as of the date of this Information Circular.

Share Ownership Position and Requirement of Non-Executive Directors standing for election, as of May 8, 2023:

Director	Shareholding Requirement		Current Ownership as at Record Date
		Retainer	# of Common Shares	# of DSUs	Total Value(1) ($)	Multiple of Retainer
Tim Baker	3x Retainer	$95,000	8,100	19,258	$477,944	5.0x
Peter Barnes	3x Retainer	$165,000	106,954	101,478	$3,641,307	22.1x
Jill Leversage	3x Retainer	$95,000	14,300	116,027	$2,276,813	24.0x
Selma Lussenburg	3x Retainer	$82,500	4,250	30,846	$613,127	7.4x
Daniel MacInnis	3x Retainer	$82,500	149,688	91,562	$4,214,288	52.7x
Susan Mathieu	3x Retainer	$82,500	9,283	19,577	$504,184	6.1x
Dale Peniuk	3x Retainer	$82,500	1,000	18,492	$340,525	4.1x

(1) Value of holdings is based on the total number of eligible securities held multiplied by the greater of: (i) the price per Common Share on the TSX as at market close on May 8, 2023 of $17.47; and (ii) the acquisition cost of the MAG securities, which, in the case of DSUs is the value attributed to such DSUs on the award date.

MAG Silver Corp.	2023 Management Information Circular

Director Compensation Table

The following table outlines all director compensation paid to the non-executive directors for the year ended December 31, 2022. During 2022 the Company amended the cadence of DSU grants to independent directors from annual grants to quarterly grants with the exception of Mr. Peniuk who was elected to the Board of Directors after the change.

Name	Cash Fees Earned (1) ($)	Option-based awards ($)	Share-based awards ($)	Share-based Fees(2) ($)	All other compensation ($)(3)	Total compensation ($)
Tim Baker	95,000	-	74,991		Nil	169,991
Peter Barnes	80,000	-	74,991	84,968(2)	Nil	239,959
Jill Leversage	95,000	-	74,991	-	Nil	169,991
Selma Lussenburg	81,305	-	74,991	-	Nil	156,296
Daniel MacInnis	81,195	-	74,991	-	Nil	156,186
Susan Mathieu	82,500	-	74,991	-	Nil	157,491
Dale Peniuk	82,500	-	149,965	-	Nil	232,465

(1) The table outlines the compensation paid for Board and committee retainer fees and meeting fees as per the Schedule of Director Fees above. Committee positions for each director nominee are outlined in the table found under the heading Election of Directors above.

(2) Under the Shareholder approved DSU Plan, directors may elect to have all, or a portion of director and committee retainers and meeting fees paid in DSUs. Mr. Barnes made the election to receive a portion of his 2022 retainer and director fees in DSUs.

(3) All other compensation includes per diem oversight work as directed by the Board.

Equity-Based Awards to Directors

The following table sets out for each non-executive director, the incentive equity-based awards, specifically DSUs (share-based awards), outstanding as of December 31, 2022 with their market value as of the same date. These equity-based awards were all fully vested as at December 31, 2022. The closing price of the Company’s shares on the TSX on December 31, 2022 was $21.15.

	Option Based Awards				Share-based Awards (DSUs)
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)	Number of share or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Tim Baker	Nil	n/a	n/a	-	Nil	Nil	360,882
Peter Barnes	Nil	n/a	n/a	-	Nil	Nil	2,073,525
Jill Leversage	Nil	n/a	n/a	-	Nil	Nil	2,407,547
Selma Lussenburg	Nil	n/a	n/a	-	Nil	Nil	605,969
Daniel MacInnis	Nil	n/a	n/a	-	Nil	Nil	1,890,112
Susan Mathieu	Nil	n/a	n/a	-	Nil	Nil	359,127
Dale Peniuk	Nil	n/a	n/a	-	Nil	Nil	344,682

MAG Silver Corp.	2023 Management Information Circular

Director – Change of Control

The directors are not eligible for any Change of Control payments or other related benefits.

Value Vested or Earned During the Year

The following table sets forth, for each non-executive director of the Company, the value of all incentive plan awards vested or earned during the year ended December 31, 2021. The value of the share unit-based awards (DSUs) vested during the year in the table below is the closing price of a Common Share of the Company on the TSX at the close on the 2022 vesting dates. As noted above, the Company amended the cadence of DSU grants to independent directors from annual grants to quarterly grants with the exception of Mr. Peniuk who was elected to the Board of Directors after the change.

Name	Option-based awards – Value Vested during the year (1) ($)	Share Unit-based awards – Value Vested during the year ($)(2)
Tim Baker	-	74,991
Peter Barnes	-	159,959
Jill Leversage	-	74,991
Selma Lussenburg	-	74,991
Daniel MacInnis	-	74,991
Susan Mathieu	-	74,991
Dale Peniuk	-	149,965

(1) Directors do not receive Option-based awards for their services.

(2) Share-based awards consist of DSUs granted under the Shareholder approved DSU Plan. Under the plan, directors may elect to have all, or a portion of, director and committee retainers paid in DSUs. Mr. Barnes ($84,968) made the election to receive a portion (as noted in parentheses) of his 2022 retainer and director fees in DSUs, and those amounts are included in the above table.

STATEMENT OF EXECUTIVE COMPENSATION

Dear Fellow Shareholders,

2022 has been a transformative year for the Company. With the completion of the long-awaited electrical tie-in of the Juanicipio plant to the national electrical grid and the commissioning of the 4,000 tonnes per day processing facility now in full ramp-up phase, final project capital costs are expected to wind down as Juanicipio approaches full commercial production, and with it, material operating cash flows.

The move from project development status to commercial production will necessitate a change to the way the Company has historically designed and administered its human resources and compensation programs. In a great many respects, the Company’s compensation programs, and the governance of these programs, have been well ahead of our project developer status. With the onset of commercial production, however, the Board felt it was the appropriate time to take the Company’s compensation programs and the oversight of these programs to the next level.

Beginning in 2022, the committee tasked with the oversight of compensation and rewards programs was given a new name – the Compensation & Human Resources Committee (CHRC) to reflect its expanded mandate which, in addition to the historical oversight of executive officer compensation programs, Company-wide equity incentive programs and NEO succession planning, now includes:

a)	The development (in consultation with management and, as appropriate, external experts) of the Company’s human resource strategy to support the Company’s business strategy;

MAG Silver Corp.	2023 Management Information Circular

b)	The establishment and monitoring of guidelines and principles with respect to compensation and benefits provided by the Company to its employees, in alignment with the Company’s human resource strategy;

c)	Input with respect to the Company’s significant policies, programs and practices related to recruitment, training, development, career planning, performance management, succession planning, severance and retention of employees;

d)	The reviewing and monitoring of the Company’s practices for supporting diversity, equity (including, without limitation, pay equity) and inclusion in the workplace; and

e)	Periodic review of the Company’s human resources organizational structure and significant organizational changes.

In alignment with the expanded mandate of the CHRC and the Company’s transition to producer status, the CHRC implemented several changes for 2022 and 2023 to align the Company’s compensation and human resource programs with its updated business strategy, including:

•	Aligning 20% of the Corporate Performance Objectives in our NEOs’ short-term incentive scorecard for 2022 with specific and measurable ESG-related key performance indicators (KPIs).

•	Beginning in 2022, the CHRC shifted the annual grant of equity incentives to the NEOs and employees to a forward-looking award cycle with performance-contingent vesting that targets forward-looking KPIs and milestones in the Company’s updated strategic plan.

•	For 2023, the weighting of performance-contingent Performance Share Units (PSUs) within the annual equity incentive award to the Company’s NEOs increased from 50% to 60% (65% for the CEO) and the payout range went from 50-150% to 0-200%.

•	While relative shareholder return performance remains a component of the vesting of these PSUs, the 2023 awards also now have substantial weighting towards exploration success at Larder and Deer Trail, employee safety and sustainability measures linked to the future success of the Company and its ability to cost-effectively finance that growth.

The CHRC feels that the changes made to both the NEO and employee compensation programs during 2022 and early 2023 have materially improved the Company’s overall approach to compensation, in line with the Company’s near-term move to producer status and its updated strategic plan. The adjustments – especially in the NEO compensation program – have resulted in a more objective and measurable short- and long-term incentive plans; however, the CHRC’s oversight of the program will continue to require a certain amount of discretion, especially for milestones and objectives relating to the Juanicipio Project, the Company’s main asset, which are heavily co-dependent on the actions of Fresnillo (its joint venture partner and Juanicipio Project operator).

I invite you to read the Compensation Discussion & Analysis below for additional information. I hope that you will attend the Meeting to ask questions of me or the other members of the CHRC with respect to the Company’s compensation programs.

Sincerely,

“Tim Baker”

Chair, Compensation & Human Resources Committee

MAG Silver Corp.	2023 Management Information Circular

Named Executive Officers

For the purposes of this Information Circular, a named executive officer (“NEO”) of the Company means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Company;

(b)	a chief financial officer (“CFO”) of the Company;

(c)	each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)	each individual who would be a NEO under paragraph the above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The Company’s NEOs for the fiscal year ending December 31, 2022 were:

•	George Paspalas, President and CEO;

•	Fausto Di Trapani, CFO;

•	Larry Taddei, former CFO;

•	Dr. Peter Megaw, Chief Exploration Officer (“CXO”);

•	W.J. (Jim) Mallory, Chief Sustainability Officer (“CSO”); and

•	Michael Curlook, Vice President Investor Relations and Communications (“VP Investor Relations”).

Compensation Governance

Compensation and Human Resources Committee (CHRC) – Operation, Members and Skills

The Board has established a CHRC for the purpose of providing the Board with recommendations relating to the form and amounts of all compensation and benefits for directors and executive officers, succession plans for executive officers, and human resources policies for executive officers.

In fulfilling its responsibilities, the CHRC is required, among other things, to: (a) review and recommend to the Board the general compensation philosophy and guidelines for all directors and executive officers; (b) review and recommend any amendments to the Company’s equity related plans; (c) review and recommend to the Board all grants and awards made under all the Company’s equity related plans including: the Option Plan, Share Unit Plan and the DSU Plan; (d) review and recommend to the Board all other executive compensation matters; (e) establish compensation and recruitment policies and practices for the Company’s executive officers; (f) administer the Company’s Stock Option Plan and the Share Unit Plan; (g) consider requests for the retention of outside advisors and experts (including compensation consultants and legal counsel); and (h) review compensation disclosure in public documents, including the compensation discussion and analysis included herein, in accordance with applicable rules and regulations. The CEO may be asked to attend the CHRC’s deliberations regarding NEOs other than himself; however, he does not participate in votes related to NEO compensation.

The Company’s CHRC consists of three independent directors. As at the date of this Information Circular, the members of the CHRC were Tim Baker (Chair), Jill Leversage and Dale Peniuk. As discussed below, the CHRC is charged with implementing an appropriate plan for executive compensation and with making recommendations to the Board with respect to the compensation of the Company’s executive officers. In 2022, the CHRC held three meetings, all of which had full attendance. In connection with its mandate, the CHRC keeps the Board apprised of its work by providing regular updates at the Company’s Board meetings.

MAG Silver Corp.	2023 Management Information Circular

The members of the CHRC have a range of skills and experience which the Company believes provides the expertise necessary to oversee the Company’s executive compensation structure. In addition, the CHRC obtains input from independent outside compensation advisors when necessary. The relevant experience of the current CHRC members is summarized below.

Tim Baker (Chair)

•    Mr. Baker has substantial experience in operating international mines and projects, most recently as Executive Vice President and Chief Operating Officer of Kinross Gold. Mr. Baker is currently a director of Triple Flag Precious Metals and RCF Acquisition. He has previously been a director on the boards of Golden Star Resources (Chair of the Board), Sherritt International, Augusta Resources, Antofagasta PLC, Eldorado Gold, Rye Patch Gold (later Alio Gold) and Pacific Rim Mining.

•    In his capacity as a director, Mr. Baker currently serves on the Compensation and ESG Committee of Triple Flag Precious Metals and has served on a number of other CHRCs, including Antofagasta PLC, where he served as Chair of the CHRC for eight years, and Sherritt International.

Jill Leversage

•    Ms. Leversage has over 30 years of experience in the financial advisory and services sector. She began her finance career at Burns Fry Ltd. and has held senior level positions at both RBC Capital Markets and TD Securities. Ms. Leversage currently serves on a number of public and government related boards including Aurinia Pharmaceuticals, RE Royalties, Insurance Corporation of BC and the Vancouver Airport Authority.

•    In her capacity as a director, Ms. Leversage currently serves on the CHRC of RE Royalties and as Chair of the Audit Committee of Aurinia Pharmaceuticals, where she has an oversight role in the valuation of the share compensation component of management’s compensation. As former Chair of the Board of CMAIO, Ms. Leversage was involved with the development of KPIs and ratings for the CEO and his management team.

Dale Peniuk

•    Mr. Peniuk is currently a board member of Lundin Mining, Argonaut Gold and Kuya Silver, and has been on the board of numerous other Canadian public mining companies since 2006.

•    In his capacity as a director, Mr. Peniuk has served on the CHRCs of numerous companies, including currently serving on the CHRCs of Lundin Mining, Argonaut Gold and Kuya Silver, as well as the CHRC of Capstone Mining until March 2022.

Compensation Risk Management

The CHRC incorporates risk management principles into its decision-making processes surrounding executive compensation and periodically conducts reviews to consider whether the Company’s compensation policies encourage risk taking by the Company. In late 2022, the CHRC in conjunction with its independent compensation advisor, undertook a fulsome review of the Company’s compensation policies and practices with an eye to ensuring that these policies and practices both reflected good compensation governance and were structured to adequately mitigate any potential risks within the executive compensation program. In addition to the review of policies and practices, the CHRC also asked its independent advisor to back-test compensation program outcomes relative to historical operational, financial and shareholder return performance to confirm alignment of outcomes, and to forward test the current variable pay structure to identify the potential for unanticipated outcomes under various performance scenarios.

In considering the findings of the independent advisor’s review and in light of the roles of Board in overseeing the Company’s strategic direction and the CHRC in overseeing the Company’s executive compensation program in relation to that strategic direction, the CHRC has concluded that the risks inherent in the Company’s compensation policies and practices are unlikely to have a materially adverse effect on the Company.

MAG Silver Corp.	2023 Management Information Circular

The following table summarizes our compensation governance and risk management policies and practices. Detailed descriptions for some of these policies and practices follow below.

What we do:
Provide shareholders with an annual Say on Pay vote, disclosure of results and engagement when results are unsatisfactory.
Provide a significant weighting towards performance-contingent pay with approximately 70% of NEO compensation at-risk in 2022.
Cap annual incentive payments
Measure short-term performance against pre-approved annual objectives.
Tie a material percentage of executive incentive compensation to identified ESG risks
Regularly stress tests the compensation program to ensure that rewards are appropriate in different scenarios.
Enforce market-practice share ownership guidelines for both NEOs and directors (see Senior Management Share Ownership Requirement below)
Maintain a robust “Claw back” policy (see Executive Compensation Recovery Policy below)
Regularly review compensation and retain a compensation advisor that is independent of management (see External Advice below)

What we do not do:
We do not allow executives to hedge their ownership of Common Shares or equity incentives (see Hedging of Company Securities below)
We do not allow repricing or backdating of stock options
We do not grant stock options to non-executive directors
We do not use single-trigger Change of Control provisions

Senior Management Share Ownership Requirement

In an effort to align the interests of the NEOs with those of Shareholders, the Company has adopted a Share ownership policy (the “Share Ownership Policy”) outlining a minimum share ownership requirement for all NEOs, pursuant to which they are required to own Common Shares, RSUs (as defined herein) and DSUs having a value established by the Board. The Share Ownership Policy is reviewed annually, and changes made as required. The minimum share ownership requirements under the current Share Ownership Policy are: (i) for the CEO, a value equivalent to four times annual base salary; (ii) for the other C-Suite NEOs, a value equivalent to two times annual base salary (for the CXO, a value equivalent to two times his prior years’ billings for consulting services) and (iii) for Vice President NEOs, a value equivalent to one times annual base salary. Executives must achieve this ownership threshold within three years from the date the individual became an officer. Ownership thresholds are calculated using the greater of: (i) the closing trading price of the Company’s Common Shares on the Toronto Stock Exchange on the business day immediately preceding the date upon which share ownership is being calculated; and (ii) the acquisition cost of Common Shares, RSUs and DSUs, which for RSUs or DSUs shall be calculated using the value attributed to such RSUs and DSUs on the award date.

MAG Silver Corp.	2023 Management Information Circular

Each individual is required to maintain his or her minimum ownership level throughout his or her term as an officer.

Under the share ownership requirements and terms as described above, the following table outlines the NEOs standing relative to the requirement as of the date of this Information Circular.

Share Ownership Position and Requirement of NEOs as at May 8, 2023:

Named Executive Officer			Current Ownership as at Record Date(1)
	Shareholding Requirement	Salary	# of Common Shares	# of DSUs	# of RSUs	Total Value(2)	Multiple of Salary
George Paspalas, CEO	4x base salary	$670,000	180,000	39,886(3)	19,017	$4,173,635	6.2x
Fausto Di Trapani, CFO	2x base salary	$422,000	6,998	-	34,727	$728,936	1.7x
Peter Megaw, CXO	2x base fees	$447,793(4)	343,140	-	21,452	$6,369,422	14.2x
Jim Mallory, CSO(5)	2x base salary	$345,000	3,000	-	9,310	$215,056	N/A
Michael Curlook, VP IR	1x base salary	$240,000	108,117	-	5,178	$1,979,264	8.2x

(1) Eligible MAG securities include Common Shares, RSUs and DSUs held by the NEO as at May 8, 2023.

(2) Value of holdings is based on the total number of eligible securities held multiplied by the greater of: (i) the price per Common Share on the TSX as at market close on May 8, 2023 of $17.47; and (ii) the acquisition cost of the MAG securities, which, in the case of RSUs and DSUs, is the value attributed to such RSUs and DSUs on the award date.

(3) Mr. Paspalas was granted DSUs as a deferral of an annual incentive in 2015, when executives were still Participants (as such term is defined in the DSU Plan) of the DSU Plan.

(4) Based on 2023 Canadian dollar equivalent consulting fees earned.

(5) Mr. Mallory was appointed as CSO on October 15, 2021 and under the Share Ownership Policy is required to achieve the minimum threshold within three years of his appointment, being October 15, 2024.

Hedging of Company Securities

Certain types of trades in securities of the Company by NEOs and directors can raise particular concerns about potential breaches of applicable securities law or that the interests of the persons making the trade are not aligned with those of the Company. Therefore, the Company has specific conditions outlined in its Timely Disclosure, Confidentiality and Insider Trading Policy prohibiting NEOs and directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or director. NEOs and directors are prohibited at any time from, directly or indirectly, undertaking any of the following activities:

•	speculating in securities of the Company, which may include buying with the intention of quickly reselling such securities, or selling securities of the Company with the intention of quickly buying such securities (other than in connection with the acquisition and sale of shares issued under the Option Plan or any other Company benefit plan or arrangement);

•	short selling a security of the Company or any other arrangement that results in a gain only if the value of the Company’s securities declines in the future;

•	selling a “call option” giving the holder an option to purchase securities of the Company;

•	buying a “put option” giving the holder an option to sell securities of the Company; and

•	purchasing or selling any financial instruments that are designed to hedge or offset a decrease in market value of the Company's equity securities.

MAG Silver Corp.	2023 Management Information Circular

Executive Compensation Recovery or “Claw Back” Policy

The Company’s incentive-based compensation plans are intended to align the interests of the Company’s executive officers and Shareholders through equity and other performance-based compensation plans. The Company’s Executive Compensation Recovery Policy (the “Recovery Policy”) was adopted in 2017 by the Company, which provides for the right to recover performance-based compensation from the CEO, the CFO or any other officer of the Company that has engaged in fraud, theft, embezzlement, serious misconduct or negligence (collectively, “Misconduct”) irrespective of whether it directly caused or directly contributed to the need for a material restatement (a “Material Restatement”) of the Company’s financial results in order to comply with applicable securities laws.

The Recovery Policy is administered by the independent members of the Board and any determinations made by the independent members of the Board shall be deemed conclusive and binding on all individuals covered by the Recovery Policy.

The Recovery Policy is triggered (i) if the Company is required by applicable securities laws to materially restate previously issued financial statements and the Misconduct of an officer of the Company directly contributed to the need for such Material Restatement; or (ii) in the event an officer of the Company has engaged in Misconduct, irrespective of whether such officer caused or directly contributed to the need for a Material Restatement.

Within three months of the discovery of a Material Restatement or Misconduct, irrespective of whether such Misconduct directly caused or contributed to the need for a Material Restatement, the Board may, subject to applicable laws and the terms and conditions of any compensation plans, (i) seek recovery from such officer of the portion of performance-based compensation awarded to the officer during the 24 month period preceding the date on which the Company is required to prepare the accounting restatement (the “Restatement Date”), that is greater than the compensation that the officer would have been awarded had such compensation been calculated on the basis of the restated financial results (the “Attributable Portion”), in the case of incentives based on the Company’s financial performance; and (ii) cancel the Attributable Portion of any unvested equity compensation securities or claw back the Attributable Portion of any vested and unexercised equity compensation securities that are outstanding on the Restatement Date that were awarded to an officer during the 24 month period preceding the Restatement Date and require that the officer repay the Attributable Portion of the after-tax amount of any gain on the exercise or settlement of any equity compensation securities exercised or settled within 12 months from the end of the financial period subject to the financial restatement.

In addition to seeking recovery of the Attributable Portion, cancelling or clawing back options or other equity awards or other unpaid incentive awards, the independent members of the Board may dismiss the officer in accordance with the terms of the officer’s employment agreement and applicable law, authorize legal action for breach of fiduciary duty, or take other action to enforce the officer’s obligations to the Company as it may fit in the facts of the particular case.

External Advice

The CHRC periodically engages an independent advisor to assist the CHRC in aligning the Company’s compensation programs to its stage of development, from project developer to producer, while also maintaining alignment with our Shareholders.

Since 2010, the CHRC has engaged the services of Lane Caputo Compensation Inc. (“Lane Caputo”), an independent executive compensation and governance advisor. Lane Caputo is a premium executive compensation consulting firm with expertise in the mining sector. In 2021 and 2022, the CHRC engaged Lane Caputo to review the Company’s compensation philosophy and strategy, inclusive of the peer group of companies against which MAG benchmarks executive and director compensation (see Comparator Group below, under Compensation Discussion and Analysis), perform a detailed review of both executive and director compensation and perform an in-depth risk assessment of the Company’s compensation program.

MAG Silver Corp.	2023 Management Information Circular

The CHRC considers the information provided by Lane Caputo, among other factors, when making recommendations to the Board for approval.

Fees for External Advice

The following table summarizes the services provided by Lane Caputo to the CHRC and associated professional fees during 2022 and 2021.

Year	Compensation Consulting Fees	All Other Fees	Scope of Consulting Services
2021	$31,356	Nil	• Advice regarding executive compensation peer group, the Company’s current compensation arrangements and performance metrics. • Compensation governance review.
2022	$38,671	Nil

•    Benchmark competitive practice and institutional investor expectations in support of equity incentive plan renewal.

•    Compensation risk assessment to identify any potential risks (intended or unintended) that the CHRC should be aware of, inclusive of retroactive analyses to compare compensation realized versus shareholder value created and forward stress-testing of incentive payout ranges and achievement levels.

Lane Caputo reports directly to the CHRC and any non-compensation related work, or work for management by Lane Caputo, must be pre-approved by the CHRC.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

The principal goal of the Company’s executive compensation program is to achieve positive outcomes for its stakeholders. The Company’s compensation philosophy reflects this goal, and is based on the following fundamental principles:

1.	A compensation program aligned with Shareholder interests – the Company aligns the goals of executives with maximizing long-term Shareholder value;

2.	A compensation program sensitive to both individual and corporate performance – compensation for executive officers should fluctuate and be linked not only to individual performance, but also to:

(a)	operating performance of the Company, considering ongoing mine development, production, exploration and corporate successes; and

(b)	market performance of the Company, considering current market conditions and market performance against peers; and

3.	A compensation program that offers market competitive compensation in order to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new, high caliber individuals.

MAG Silver Corp.	2023 Management Information Circular

Based on this compensation philosophy, the objectives of the NEO compensation program have been defined as follows:

•	to attract and retain highly qualified executive officers;

•	to align the interests of executive officers with Shareholder interests and with the execution of the Company’s business strategy;

•	to evaluate executive performance on the basis of key measurements that correlate to long-term Shareholder value; and

•	to tie compensation directly to those measurements and rewards based on achieving and exceeding predetermined objectives.

Compensation Benchmarking

The CHRC, as part of its compensation review process and with the assistance of its external compensation advisor, benchmarks the compensation levels and practices of companies that are considered reasonably similar to the Company. Compensation reviews are typically performed on a biennial basis. In selecting a group of companies and/or sectors to benchmark, the CHRC will consider characteristics and variables such as:

•	Canadian-headquartered, publicly traded precious metals companies with operating and/or development projects of similar scope and geographic exposure;

•	companies of similar size as measured by market capitalization, revenues and production volumes; and

•	companies from which future executives may reasonably be expected to be recruited from or to which the Company could reasonably expect to otherwise be in competition with for senior level talent.

The compensation benchmark information derived from such sources will not necessarily be directly acted upon by the CHRC but will be one of several factors the CHRC will consider from time to time in its review of executive compensation.

To inform compensation-related decisions for 2022, the CHRC, with the assistance of Lane Caputo, developed a peer group of mining companies (the “Compensation Peer Group”) against which to benchmark compensation practices. The selection criteria that the CHRC considered, and the resulting peer group are outlined below.

Peer Group Selection Criteria	2022 Compensation Peer Group

Geography:

Mining companies headquartered in Canada

and operating in Canada, US, Central or South America

Metal/Stage of Development:

Primarily precious metals companies in late-stage development or with 1-3 producing mines

Size:

Companies ranging from approximately 1/3 to 3 times that of MAG in terms of:

•     Market Capitalization

•     Enterprise Value

•     Annual Revenue

•    Alamos Gold Inc.

•    Argonaut Gold Inc.

•    Aya Gold & Silver Inc.

•    Capstone Copper Corp.

•    Endeavour Silver Corp.

•    Equinox Gold Corp.

•    Fortuna Silver Mines Inc.

•    Lundin Gold Inc.

•    New Gold Inc.

•    Orla Mining Ltd.

•    Osisko Mining Corp.

•    SilverCrest Metals Inc.

•    Torex Gold Resources Inc.

•    Victoria Gold Corp.

•    Wesdome Gold Mines Ltd.

MAG Silver Corp.	2023 Management Information Circular

Components of Compensation

The Company’s executive compensation program for the financial year ended December 31, 2022 consisted primarily of the following elements:

Compensation Element	Form of Payment	Purpose of Element	Determination
Base Salary	Cash	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills and market demand for the executive role and/or incumbent.	The salary for each NEO is based on an assessment of factors such as current competitive market conditions, compensation levels within the Compensation Peer Group, and particular skills such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the individual. For a fully qualified executive in a given role, the Company generally intends to pay salaries near the median values of the Compensation Peer Group.
Short-term Incentive (STI)	Cash	To recognize short-term (typically annual) efforts and milestone achievements that are aligned with the long-term success of the Company.

Our NEOs have an opportunity to earn annual performance incentive compensation based on achievement against both corporate and individual objectives (“CPOs” and “IPOs”, respectively) at the beginning of the year. The short-term incentive plan provides for cash payments when pre-determined CPOs and IPOs are met or exceeded. CPOs are the same for each executive officer, with IPOs pertaining directly to the specific role and responsibilities of each executive.

Incentive targets (expressed as a percentage of base salary) are considered by the CHRC to be the maximum value earnable for the full achievement of CPOs and IPOs with the payments ultimately awarded to the NEOs reflecting the level of achievement of the predetermined objectives. The CHRC will, from time to time, apply discretion in the determination of the level of achievement of CPOs and IPOs to consider mitigating factors in actual performance achievement as important aspects of executive and Company performance are not always strictly quantifiable or under the full control of the NEOs. This is especially true for milestones and objectives relating to the Juanicipio Project, the Company’s main asset, which are heavily co-dependent on the actions of Fresnillo (its joint venture partner and Juanicipio Project operator).

MAG Silver Corp.	2023 Management Information Circular

Option Plan	Common Shares	Encourages executives to generate sustained share price growth over the longer term (i.e. five years) and aligns executives’ interests with Shareholders’ interests through participation in share price appreciation.

Under the Option Plan, grants of Options are typically made upon the commencement of an executive’s employment with the Company. Additional grants may be made at the discretion of the Board based on the individual’s level in the Company, contribution to corporate performance and the overall competitiveness of the executive compensation package. The Board determines the exercise price of Options at the time of grant, provided that the exercise price may not be lower than the market price. The Board also has the discretion to determine the term of Options, which is not to exceed five years, and vesting provisions, which must not be less than over three years.

The number of Options awarded, in conjunction with the number of PSUs (as defined herein) and RSUs awarded on an annual basis is determined by the CHRC and recommended to the Board for approval annually, based upon the overall competitiveness of the compensation program versus peers, the desired performance, versus retention mix of the equity incentive awards and with an eye to the combined dilutive effect to Shareholders of both outstanding and planned employee equity incentive awards

Share Unit Plan (Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”))	Common Shares	PSUs are designed to motivate and reward executives to excel against specific operational, financial, strategic and Shareholder return targets, often on a relative basis versus relevant stock exchange indices or peer groups, over successive three-year performance cycles. RSUs provide a measure of retention incentive for executives, while still being linked to Shareholder value creation.

PSUs vest in accordance with a performance period (typically three years) as determined by the CHRC and recommended to the Board for approval. PSUs may, or may not, vest based on performance against pre-established targets or milestones set at the beginning of each performance period. The number actually vesting will be in a range of 50-150% of the number awarded (0-200% for awards made in 2023 and later), based on the CHRC’s determination of actual performance against these pre-established targets and milestones.

Unless specified otherwise at the time of grant, RSUs vest over three years.

As a guiding philosophy, the CHRC requires a minimum of 50% of NEO equity incentive grants to be PSUs (or otherwise performance based), with vesting ultimately tied to the achievement of operational, financial, or strategic objectives.

The number of PSUs and RSUs awarded, in conjunction with the number of Options awarded on an annual basis is determined and recommended to the Board by the CHRC annually, based upon the overall competitiveness of the compensation program versus peers, the desired performance, versus retention mix of the equity incentive awards and with an eye to the combined dilutive effect to Shareholders of both outstanding and planned employee equity incentive awards

MAG Silver Corp.	2023 Management Information Circular

Pension, Benefits and Perquisites

The Company does not currently have a pension plan or post-employment compensation and benefits in place for any of its employees. The Company provides various employee benefit programs to its executives (including, but not limited to, medical health insurance, dental insurance and life insurance), which are substantially the same as those provided to all other employees of the Company.

Target NEO Pay Mix

The overall NEO compensation mix is purposely balanced between fixed components (base salary) and at-risk components (non-equity annual incentive payments and long-term equity incentives).

Summarizing the NEO total 2022 compensation by category provides the following analysis of compensation considered not at-risk and at risk:

2022 Pay Mix George Paspalas, Chief Executive Officer	2022 Pay Mix All Named Executive Officers

2022 Compensation Details

Base Salaries

Effective January 1, 2022, Messrs. Paspalas, Taddei and Curlook were each awarded a base salary increase of 6.3%, 6.4% and 6.0%, respectively, reflective of cost of living/inflation increases. Mr. Mallory was hired effective October 15, 2021 at an initial annual base salary of $300,000 which was subsequently adjusted to $330,000 effective April 1, 2022. Dr. Megaw continued to be remunerated on a fixed daily rate basis in 2022 (see Daily Rate (CXO) below).

Daily Rate (CXO)

Dr. Megaw’s exploration services are remunerated under the terms of a Field Services Agreement (“FSA”) between the Company, IMDEX Inc. (“IMDEX”) and Minera Cascabel S.A. de C.V. (“Cascabel”) - (see Interest of Informed Persons in Material Transactions below). The annual cash-based compensation paid to Dr. Megaw as CXO, is paid to IMDEX, a company in which he is a principal, based on fair value market rates and Dr. Megaw’s submission of invoices for services rendered.

MAG Silver Corp.	2023 Management Information Circular

Effective January 1, 2022, Dr. Megaw’s daily rate was increased by approximately 6.1% from US$1,470 to US$1,560, reflective of a cost of living/inflation increase. Effective January 1, 2023, Dr. Megaw’s daily rate was increased by approximately 4.5% from US$1,560 to US$1,630, reflective of a cost of living/inflation increase. As Dr. Megaw only charges for days worked, the amount of annual compensation for his daily work will vary based on the number of days invoiced to the Company. In 2022, Dr. Megaw invoiced the Company for 203 days, as compared to 198 days in the prior year.

Short-term Incentives

The short-term incentives awarded to the NEOs in 2022 were as follows.

	2022 Salary ($)	Target STI (% of Salary) (3)	CPO Weight	IPO Weight	CPO Achieved	IPO Achieved	2022 STI Payout ($)
George Paspalas – CEO	640,000	100%	75%	25%	84%	95%	555,200
Peter Megaw – CXO (1)	418,018	50%	60%	40%	84%	87%	178,075
Fausto Di Trapani – CFO (2)	400,000	50%	60%	40%	84%	100%	120,533
Jim Mallory – CSO	330,000	50%	60%	40%	84%	103%	151,140
Michael Curlook – VP Investor Relations	228,000	40%	60%	40%	84%	95%	80,621

(1) Dr. Megaw is remunerated under the FSA based on the number of days worked as described above, and his target bonus was determined based on a notional salary equivalent of $418,018 (US$316,380).

(2) Mr. Di Trapani was appointed CFO on May 20, 2022; his STI payment has been prorated to reflect his length of employment during the year.

(3) Target STI values are considered by the CHRC to be the maximum earnable, absent exceptional circumstances.

2022 Individual Performance Objectives

With respect to the 2022 NEO IPOs, the CHRC and the Board concluded that the NEOs broadly met the majority of their 2022 targets. As Mr. Larry Taddei ceased to be employed as CFO effective May 20, 2022, the CHRC and the Board did not conduct an assessment with respect to his 2022 IPOs. The NEO assessments of 2022 IPOs reflect the following key milestones:

NEO	IPO	Weight	Achievement
George Paspalas – CEO	Achieve greater involvement in the operation of Juanicipio driving productivity gains in underground development, enhancing gravity recovery, debottlenecking the processing plant, integrating MAG management with JV management and continue reinforcing MAG’s behavioural safety program.	40%	40% (1)
	Evaluate and recommend future potential exploration projects to establish a pipeline for growth.	25%	25%
	Expand human capital at MAG in the areas of operational and technical services.	35%	30%
Total		100%	95%

MAG Silver Corp.	2023 Management Information Circular

Peter Megaw – CXO	At Juanicipio, continue to advance the upwelling thesis in the execution of exploration planning and encourage the maintenance of a focused generative exploration team at Juanicipio.	40%	38%
	At Deer Trail continue to prove out the "Hub and Spoke” thesis with the identification of additional spokes around the hub.	20%	20%
	As the CXO continue to evaluate and recommend new potential growth opportunities for MAG. Ensure the MAG story is well articulated in the public domain.	30%	15%
	Continue to grow internal talent and capacity throughout the business.	10%	10%
Total		100%	87%
Fausto Di Trapani – CFO	Improve financial disclosures, systems and processes, reducing administrative drag and aligning with the evolution from developer to producer.	25%	25%
	Through ongoing engagement with Fresnillo build relationships with key stakeholders to align reporting activities and facilitate good information flow.	25%	25%
	Enhance the skillset in the finance department commensurate with the evolution to producer.	25%	25%
	Implement operational reporting systems at MAG to track financial and non-financial metrics at Juanicipio.	25%	25%
Total		100%	100%
Jim Mallory - CSO	Through ongoing engagement with Fresnillo drive the achievement of MAG’s 2022 safety performance targets.	30%	30%
	Drive ESG concepts and practices in the business by providing key input on ESG matters to operations, exploration and corporate development.	30%	25%
	Implement a Human Capital Management framework including succession planning, diversity and inclusion, leadership and employee development, workplace and space optimization and performance management.	20%	18%
	Improve MAG’s overall ESG disclosures including the publication of an Inaugural Sustainability Report, Materiality Assessment for MAG and the Juanicipio Project as well as ongoing improvements in MAG’s quarterly disclosures.	20%	30%
Total		100%	103%
Michael Curlook – VP Investor Relations	Reposition Juanicipio as a producer and continue to provide timely status updates on the status of the project ramp-up.	40%	40%
	Evaluate outreach initiatives including the assessment of alternative listing jurisdictions.	20%	15%
	Increase the visibility of MAG’s ESG initiatives.	20%	25%
	Through ongoing engagement ensure stakeholders are familiar with equity accounting concepts as they relate to MAG’s 44% interest in the Juanicipio Project.	20%	15%
Total		100%	95%

(1) The gravity recovery and debottlenecking components of Mr. Paspalas’ IPO were not fully completed by the end of 2022 due to the delay in the commissioning of the processing plant, which in turn was delayed due to the extended timing for the final electrical grid tie-in resulting from additional testing and requirements imposed by the state-owned power company, the Comisión Federal de Electricidad (CFE).  In determining a rating of target for this component of Mr. Paspalas’ IPO, the CHRC considered a number of factors, including Mr. Paspalas’ efforts surrounding the expansion of the side stream processing at Fresnillo’s adjacent Fresnillo and Saucito processing plants to mitigate the impact of the delayed connection to the national electrical grid, and the fact that Mr. Paspalas cannot control the timing and scope of the CFE testing and connection protocols.

MAG Silver Corp.	2023 Management Information Circular

2022 Corporate Performance Objectives

CPO	Weighting	CPO Score Value
ESG: • Achieve a minimum 10% reduction in lagging safety indicators at Juanicipio. • Implementation of, and visible use of, a Safety Management System at Deer Trail. • Develop a Climate Change Management Plan that includes a more detailed climate risk assessment and scenario analysis. • Produce and release the Inaugural MAG Silver Sustainability Report. • Develop a multi-disciplinary ESG Committee for Juanicipio with regular meetings and an agreed charter.	20%	19%
Financial: • Maintain adequate liquidity to enable ongoing corporate and exploration work plans with sufficient buffer to address any unforeseen capital requirements at Juanicipio. • Establish and test pathways for the repatriation of cash from Juanicipio. • Achievement of commercial production at Juanicipio with a ramp-up to 85-95% of nameplate by the end of 2022.	35%	20%
Growth: • Through engagement with Fresnillo improve underground development rates to a monthly average advance rate of 1,250m for 2022. • Together with Fresnillo exploration teams continue to advocate for a dedicated generative exploration team to explore other upwelling targets. • Generate a pipeline of precious metal exploration opportunities.	45%	45%
Total CPOs and Achievement	100%	84%

Equity-Based Incentives

The LTIP program rewards our NEOs for future performance by incentivizing shareholder value creation. Our CHRC, working with its independent compensation consultant, reviews the LTIP program annually, including the long-term equity incentive target, and the appropriate unit mix and, where appropriate, performance measures. The CHRC makes recommendations to the Board with respect to the amount (based on a percentage of base salary) and nature of the grants to be given to each participant. For 2022 the CHRC determined that awards for the NEOs would comprise a mix of 50% PSUs, 25% RSUs and 25% Options, with RSUs and Options vesting ratably over three years. For PSUs granted to our NEOs in 2022, the CHRC determined that the performance conditions and vesting schedules (all measured over three-year performance periods) underlying the grants would be as follows:

MAG Silver Corp.	2023 Management Information Circular

Percentage of 2022 Grant	Performance Criteria	Vesting
25%	Relative Total Shareholder Return (rTSR) versus the Market Vectors Junior Gold Miners ETF (“GDXJ”)	• Vesting ranges from a minimum payout of 50% to a maximum payout of 150% based on the TSR comparison over the three-year period on a straight-line basis with target (100% payout) payable for achieving the median TSR performance of the GDXJ.
25%	Health & Safety

•      Improved safety performance at Juanicipio as measured by improvement in Lost Time and Total Injury Frequency Rates (12.5%)

o    7.5-10% Improvement = 75% vesting

o    15-20% Improvement = 125% vesting

o    >20% Improvement = 150% vesting

o    >33% Improvement = 200% vesting

•      Hold at least eight Juanicipio Joint Health and Safety Committee meetings (12.5%)

25%	Exploration Success	• Discovery at Cessantoni (15%) • Initiation of resource calculation at Deer Trail (10%)
12.5%	Operational Success

Throughput at Juanicipio:

•      3,750tpd for continuous 3-month period during the performance period: 75% vesting

•      4,000tpd for continuous 6-month period during the performance period: 100% vesting

•      4,400tpd for continuous 3-month period during the performance period: 150% vesting

•      4,800tpd for continuous 6-month period during the performance period: 200% vesting

12.5%	ESG	Sustainalytics ESG rating improvements • Improvement of 10% over the Performance Period: 75% of the PSUs vest • Improvement of 20% over the Performance Period: 125% of the PSUs vest

For the PSUs awarded on February 26, 2020 that have vested on February 26, 2023, vesting was contingent upon three equally weighted conditions: (1) relative TSR performance of the Company at the end of the three-year performance period, as compared to the performance of the GDXJ; (2) funding to commercial production with a sound balance sheet; and (3) commercial production of the Juanicipio processing plant. At the end of the performance period, MAG’s share price has outperformed the GDXJ by over 150% and the Company is sufficiently financed to achieve commercial production at Juanicipio but had yet to achieve commercial production prior to the end of the performance period. As a result of the assessed performance versus the performance conditions set out in the PSU grants, 100% of the PSUs associated with the achievement of commercial production at Juanicipio have been forfeited and cancelled.

MAG Silver Corp.	2023 Management Information Circular

Performance Graph

The following graph compares the cumulative Shareholder return on a $100 investment in Common Shares of the Company to the cumulative Shareholder return for the S&P/TSX Composite Index and for the GDXJ Index, each for the five-year period ended December 31, 2022.

The S&P/TSX Composite Index provides investors with an indicator of market activity for Canadian equity markets and is the primary gauge for Canadian-based, TSX listed companies. The index is designed to offer the representation of a broad benchmark index and includes the securities of companies in a wide variety of industries and is not specific to the mining or silver industry.

The GDXJ is an exchange traded fund (“ETF”) and is compiled of stocks from small and medium-capitalization companies in the gold and/or silver mining industry, more closely resembling the business of the Company. The Company therefore believes tracking its share price against the GDXJ is a more appropriate measure of the relative market performance of the Company.

Reported total compensation for the Company’s CEO is overlaid on the performance chart below, allowing the reader to assess changes in CEO compensation, relative to the analysis of Shareholder returns.

	Initial Investment	2018	2019	2020	2021	2022	% Change
MAG Silver ($)	100	64	99	168	128	136	36.28%
S&P/TSX Composite Index ($)	100	88	105	107	130	119	19.47%
GDXJ ($)	100	96	129	165	129	118	17.86%
CEO Total Reported Compensation (1)	100	102	129	116	69	128	25.01%

(1) Reported total compensation (includes base salary, short-term incentives paid, and equity grants valued at ‘fair value’ as at date of grant).

MAG Silver Corp.	2023 Management Information Circular

Comparison of Cumulative Total Return

From January 1, 2018 to December 31, 2022, the share price of the Company increased by 36.28%, compared to an increase in the S&P/TSX Composite Index of 19.47% and an increase in the GDXJ Index of 17.86% during the corresponding five-year period. During this period in which the Company outperformed the GDXJ and the S&P/TSX Composite Index, the compensation of the Company’s CEO has increased by 25.01%.

The NEO compensation is not solely correlated with share price market performance. In determining overall compensation, the CHRC also considers numerous factors outside the control of the Company that can affect the Company’s share price (commodity prices, threats to global economic stability and growth, etc.). In addition, Fresnillo is the operator of the Company’s 44% interest in the Juanicipio Project, and therefore the Company is reliant on Fresnillo to a considerable extent to advance the project in a timely and efficient fashion.

Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs of the Company during the three most recently completed financial years:

NEO Name and Principal Position	Year	Salary ($)	Share-based awards(1)(5) ($)	Option-based awards(2)(3)(5) ($)	Non-Equity Incentive Plan compensation Annual incentive plans (4) ($)	All other compensation ($)	Total compensation ($)
(a)	(b)	(c)	(d)	(e)	(f)	(h)	(i)
George Paspalas CEO	2022	640,000	719,989	240,557	555,200	Nil	2,155,746
	2021(5)	602,000	Nil	Nil	565,880	Nil	1,167,880
	2020	595,500	375,000	375,000	619,320	Nil	1,964,820
Fausto Di Trapani CFO	2022	266,667	512,981(9)	821,498(9)	120,533	Nil	1,721,679
Larry Taddei Former CFO	2022(10)	181,344	185,738	Nil	Nil	745,933(	1,113,016
	2021(5)	314,000	Nil	Nil	146,010	Nil	460,010
	2020	309,000	250,000	250,000	147,548	Nil	956,548
Peter Megaw CXO (6)	2022	418,018 (6)	488,214	163,123	178,075	Nil	1,247,430
	2021(5)	366,000 (6)	Nil	Nil	175,638 (6)	Nil	541,638
	2020	432,036 (6)	325,000	325,000	235,474 (6)	Nil	1,317,510
Jim Mallory CSO (7)	2022	330,000	341,542	114,114	151,140	63,957 (11)	1,000,753
	2021(5)	62,500 (7)	Nil	430,500	35,438 (7)	196,590 (8)	725,028
	2020	n/a	n/a	n/a	n/a	24,000 (8)	24,000
Michael Curlook VP Investor Relations	2022	228,000	136,774	45,706	80,621	Nil	491,101
	2021(5)	215,000	Nil	Nil	80,840	Nil	295,840
	2020	211,500	85,000	85,000	87,138	Nil	468,638
(1)	Share based awards consist of RSUs and PSUs granted under the Company’s Equity Incentive Plans (as defined herein) as described above under Long-Term Compensation, with the grant date ‘fair value’ determined using the fair market value of the Common Shares on the date of grant. The share price on the date of grant is the best fair value estimate available for these grants.
(2)	The grant date ‘fair value’ of Options has been determined using the Black-Scholes-Merton model. This value is the same as the fair value established in accordance with IFRS and was determined using various assumptions including share price volatility on the grant date taking into account an expected life of the option of three years based on historical life expectancies, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada. The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.
(3)	All Options are granted with an exercise price equal to the Market Price of the Company’s Common Shares on the date of grant. Accordingly, the above values shown for these Option grants reflect the theoretical fair value of the Options at the time of the grant (based on the Black-Scholes-Merton option pricing model noted in (2) above), and do not represent the in-the-money value at the time of grant (which would be NIL).

MAG Silver Corp.	2023 Management Information Circular

(4)	The dollar amounts under the Non-Equity Incentive Plan Compensation - Annual Incentive Plans column represent cash bonus earned for the noted fiscal period ended December 31, for non-Equity Incentive Plan compensation earned by the NEO in the same fiscal year.
(5)	Due to the change made in 2021 to the timing of equity incentive awards for executives and employees, no annual equity grant was made for 2021 under the Company’s Equity Incentive Plans (with the exception of an Option grant made to Jim Mallory as an incentive to join the Company in late 2021). The large increase in total compensation for 2022 predominantly reflects the lack of share- and option-based awards in 2021 and the grant of these awards instead in early 2022.
(6)	Dr. Megaw is remunerated in US$ through IMDEX Inc., a company in which he is a principal, under the FSA as described above under CXO Daily Rate. Dr. Megaw (through IMDEX), was paid consulting fees as CXO of US$316,680 in 2022 (US$291,060 in 2021 and US$320,450 in 2020) converted to Canadian dollars at an average rate of 1.3200 in 2022 (1.2597 in 2021 and 1.3482 in 2020) and a bonus of US$134,906 in 2022 (US$138,818 in 2021 and US$183,849 in 2020) converted to Canadian dollars at an exchange rate of 1.3200 in 2022 (1.2652 in 2021 and1.2808 in 2020). The conversion rates to Canadian dollars represent exchange rates approximating the rate in effect when the fees were paid.
(7)	Mr. Mallory was appointed CSO on October 15, 2021, and his salary and non-equity incentive for 2021 was prorated accordingly.
(8)	Paid to a company owned by Mr. Mallory for services rendered as a non-NEO prior to his appointment as CSO on October 15, 2021.
(9)	Mr. Di Trapani was appointed CFO effective May 20, 2022, and his salary and non-equity incentive for 2022 was prorated accordingly. Mr. Di Trapani was granted an LTIP award in line with the Company’s incentive program as well as 25,000 RSUs and 100,000 Options as an inducement to joining MAG. The RSUs vest on the first anniversary from grant being May 20, 2023, and the Options vest 1/3 on every anniversary from the date of grant.
(10)	Mr. Taddei ceased to be employed by the Company effective May 20, 2022, and his salary for 2022 was prorated accordingly. All other compensation includes an amount of $570,583 upon his departure from the Company per his employment contract, and $175,350 in consulting fees.
(11)	Paid to a company in which Mr. Mallory owns a 50% beneficial interest for services rendered in the spheres of stakeholder engagement, sustainability and CSR.

The Company has calculated the “grant date fair value” amounts for Options in column (e) using the Black-Scholes-Merton model, a mathematical valuation model as described in note (2) above. Calculating the value of Options using this methodology is very different from a simple “in-the-money” value calculation. For example, Options that are well out-of-the-money, may still have had a significant “grant date fair value” based on a Black-Scholes-Merton valuation, especially where, as in the case of the Company, the price of the share underlying Option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money Option value calculation. The value of the in-the-money Options currently held by each NEO as at the end of the current financial year, is set forth in column (e) of the Outstanding Option-Based Awards table below.

Disclosure Respecting Equity Compensation Arrangements

The Company currently has three equity compensation plans in place: the Option Plan, the Share Unit Plan and the DSU Plan (together, the “Equity Incentive Plans”). Each of these plans was approved by the Shareholders in 2020, and the unallocated entitlements under each of the plans are subject to re-approval by the Shareholders of the Company in 2023 at the Meeting.

On May 8, 2023, the Board approved certain amendments of a “housekeeping” nature to each of the Option Plan, Share Unit Plan and DSU Plan. The Option Plan, Share Unit Plan and DSU Plan, each marked to illustrate these amendments, are appended hereto as Exhibits A, B and C, respectively, and the nature of such amendments are summarized as follows:

•	the Board approved, amongst other amendments of a “housekeeping” nature, certain amendments to the Option Plan to: (i) remove the provisions governing ISOs; and (ii) align the meaning of the term “insider” with the meaning given to such term in the TSX Company Manual;

•	the Board approved, amongst other amendments of a “housekeeping” nature, certain amendments to the DSU Plan to clarify the DSU redemption procedures available to non-U.S. taxpayers; and

•	the Board approved, amongst other amendments of a “housekeeping” nature, certain amendments to the Share Unit Plan to: (i) remove the provisions governing ISOs; and (ii) align the meaning of the term “insider” with the meaning given to such term in the TSX Company Manual.

MAG Silver Corp.	2023 Management Information Circular

Under the Option Plan, grants of Options are typically made upon the commencement of an executive’s employment with the Company. Additional grants may be made at the discretion of the Board based on the individual’s level in the Company, contribution to corporate performance and the overall competitiveness of the executive compensation package. The Board determines the exercise price of Options at the time of grant, provided that the exercise price may not be lower than the market price. The Board also has the discretion to determine the term of Options, which is not to exceed five years, and vesting provisions, which must not be less than over three years.

Within the Share Unit Plan, PSUs are designed to motivate and reward executives based on individual and corporate performance, while RSUs provide a measure of retention incentive for executives while still being linked to Shareholder value creation. PSUs vest in accordance with a performance period (typically three years). PSUs may, or may not, vest based on performance against pre-established targets or milestones set at the beginning of each performance period. The number actually vesting will be in a range of 0-150% of the number awarded (0-200% for awards made in 2023 and later), based on the CHRC’s determination of actual performance against these pre-established targets and milestones. Unless specified otherwise at the time of grant, RSUs vest over three years.

The DSU Plan has been established to promote a greater alignment of long-term interests between participants and the Shareholders of the Company and to provide a compensation system for participants that, together with the other compensation mechanisms of the Company, is reflective of the responsibility, commitment and risk accompanying Board membership and the performance of the duties required of participants. The Board uses the DSUs issuable under the DSU Plan as part of the Company’s overall equity compensation plan. Since the value of DSUs increases or decreases with the price of the Common Shares, DSUs reflect a philosophy of aligning the interests of the participants with those of the Shareholders by directly tying compensation to share price performance.

The following table summarizes the key aspects of each plan.

Option Plan

Eligible Persons	Directors, employees and consultants
Share Reserve	Maximum number of Common Shares available for issuance from treasury pursuant to the Option Plan.

5% of issued and outstanding Common Shares at any time, provided that:

(a)      the number of Common Shares issued or issuable under all of the Company’s share compensation arrangements (excluding the DSU Plan), shall not exceed 5% on a non-diluted basis; and

(b)      the number of Common Shares issued or issuable under all share compensation arrangements (including the DSU Plan) shall not exceed 6% on a non-diluted basis

Additional Limits

The aggregate number of Common Shares issued to insiders within any one-year period, and issuable to insiders at any time under all share compensation arrangements of the Company, shall not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis.

In addition, the equity award value (based on grant date fair value) of any grant of Options to non-employee directors under the Option Plan shall not exceed $100,000 to each non-employee director per year. At the discretion of the Board, non-employee directors may receive a grant of Options under the Option Plan upon such non-employee director’s first election or appointment to the Board provided that the equity award value (based on grant date fair value) in connection with such grant of Options may not, when combined with any Common Shares issuable to such non-employee director under any other share compensation arrangement, have an aggregate equity award value in excess of $150,000.

MAG Silver Corp.	2023 Management Information Circular

Exercise Price	Options may be granted from time to time by the CHRC at an exercise price equal to at least the Market Price (as defined in the Option Plan) of the Common Shares at the time the Option is granted.
Maximum Term of Options	Five years
Vesting	At the discretion of the CHRC, but typically a minimum of three years. The CHRC may elect, at any time, to accelerate the vesting schedule of one or more Options.
Full Payment for Shares	In lieu of paying the aggregate exercise price to purchase Common Shares, the CHRC may, in its sole and absolute discretion, permit an Option holder to elect to receive, without payment of cash or other consideration except as otherwise required by the Option Plan, upon surrender to the Company of the applicable portion of a then vested and exercisable Option, that number of Common Shares, disregarding fractions, equal to the number obtained by dividing (a) the difference between the Market Price of one Common Share, determined as of the date of delivery by the Option holder of a notice of exercise to the Company, and the exercise price for such Option, multiplied by the number of Common Shares in respect of which the Option would otherwise be exercised with payment of the aggregate exercise price, by (b) the Market Price of one Common Share determined as of the date of delivery of the notice of exercise.
Financial Assistance	None
Assignment	Each Option is personal to the holder of such Option and is non-assignable and non-transferable. No Option granted under the Option Plan may be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of by the Option holder, whether voluntarily or by operation of law, other than by testate succession, will or the laws of descent and distribution.
Termination Prior to Expiry

Each Option will expire and terminate immediately upon the holder thereof ceasing to be an Eligible Person except as otherwise provided in the Option Plan.

The Option Plan provides that where an employee whose employment terminates for any reason other than for cause, but including termination without cause and voluntary resignation, any exercisable Options will continue to be exercisable for a period of 90 days following the termination date, subject to the discretion of the CHRC to extend such period (provided that in no event may such period be extended beyond the expiration date of such Options).

In the event that an Option holder ceases to be an “Eligible Person” by reason of death or disability, such Option holder or his or her estate or legal representative, as the case may be, is entitled to exercise any Options that were vested and exercisable as of the date of death or the date such Option holder ceased to be an “Eligible Person” by reason of disability, as the case may be, for a period of 12 months after the date of death or the cessation date, as applicable, subject to the discretion of the CHRC to extend such period (but in no event beyond the expiration date of such Options).

MAG Silver Corp.	2023 Management Information Circular

Amendments not Requiring Shareholder Approval	Under the Option Plan, the CHRC will be entitled to make any amendments to the Option Plan that are not material. Some examples of amendments that would not be considered material, and which could therefore be made without Shareholder approval, include the following: (a) ensuring continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange; (b) amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained in the Option Plan which may be incorrect or incompatible with any other provision thereof; (c) a change to provisions on transferability of Options for normal estate settlement purposes; (d) a change in the process by which an Option holder who wishes to exercise his or her Option can do so, including the required form of payment for the Common Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered; (e) changing the vesting and exercise provisions of the Option Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the CHRC’s discretion; (f) changing the termination provisions of the Option Plan or any Option which does not entail an extension beyond the originally scheduled expiry date for that Option; (g) adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Common Shares from the Option Plan reserve; and (h) adding a conditional exercise feature which would give the Option holders the ability to conditionally exercise in certain circumstances determined by the CHRC, at its discretion, at any time up to a date determined by the CHRC, at its discretion, all or a portion of those Options granted to such Option holders which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the CHRC has determined shall be immediately vested and exercisable in such circumstances.
Amendments Requiring Shareholder Approval	Any material amendments to the Option Plan, or amendments to the Option Plan requiring the approval of the shareholders under applicable securities law or regulation, will require Shareholder approval. Some examples of material amendments that would require Shareholder approval include the following: (a) any amendment to the amending provisions of the Option Plan other than amendments made to ensure compliance with existing laws, regulations, rules or policies or amendments of a “housekeeping” nature; (b) any increase in the maximum percentage of Common Shares issuable by the Company under the Option Plan other than in accordance with the provision of the Option Plan that entitles the CHRC to make adjustments to give effect to certain adjustments made to the Common Shares in the event of certain capital reorganizations and other transactions; (c) any reduction in the exercise price (except in the event of certain corporate transactions, pursuant to the Option Plan’s adjustment provisions) or extension of the period during which an Option may be exercised; (d) any amendment to permit the re-pricing of Options; (e) the cancellation and reissue of any Options; (f) any amendments to remove or exceed the limitations on grants to insiders and non-employee directors set out in Section 5.8 of the Option Plan; and (g) any amendment that would permit Options to be transferred or assigned other than for normal estate settlement purposes.

Share Unit Plan

Eligible Participants	Directors, employees and consultants
Share Reserve	Maximum number of Common Shares available for issuance from treasury pursuant to the Share Unit Plan.

1.5% of the issued and outstanding Common Shares at any time, provided that:

(a)      the number of Common Shares issued or issuable under all of the Company’s share compensation arrangements (excluding the DSU Plan), shall not exceed 5% on a non-diluted basis; and

(b)      the number of Common Shares issued or issuable under all share compensation arrangements (including the DSU Plan) shall not exceed 6% on a non-diluted basis.

Additional Limits	The maximum number of Common Shares issuable to insiders pursuant to the Share Unit Plan, together with any Common Shares issuable pursuant to any other share compensation arrangement of the Company at any time, and the maximum number of Common Shares issued to insiders under the Share Unit Plan, together with any Common Shares issued to insiders pursuant to any other share compensation arrangement within any one year period, will not exceed 10% of the total number of outstanding Common Shares.

MAG Silver Corp.	2023 Management Information Circular

Dividends	On any payment date for dividends paid on Common Shares, a participant in the Share Unit Plan will be granted dividend equivalent RSUs or PSUs as of the record date for payment of dividends. The number of such additional RSUs and PSUs will be calculated based on the fair market value of a Common Share on the date that the dividend is paid.
Vesting

The vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the CHRC.

The vesting of PSUs is conditional upon the satisfaction of certain performance conditions, as set forth at the time of the grant of the PSU, which performance conditions can be any financial, personal, operational or transaction-based performance criteria as may be determined by the CHRC in accordance with the Share Unit Plan.

The CHRC may accelerate or waive any condition to the vesting of any grant under the Share Unit Plan.

Term	The expiry date of RSUs and PSUs will be determined by the CHRC at the time of grant, provided that where no expiry date is specified in a grant agreement for a grant, the expiry date of such grant shall be the fifth anniversary of the grant date.
Settlement	Common Shares, or in the event of a Change of Control (as defined in the Share Unit Plan) and at the discretion of the CHRC, cash or such other securities into which Common Shares are exchanged.
Assignment	RSUs and PSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to an individual who has been designated by a participant, in such form and manner as the CHRC may determine, to receive benefits payable under the Share Unit Plan upon the death of the participant, or, where no such designation is validly in effect at the time of death, the participant’s legal representative.
Termination Prior to Expiry

Subject to the terms of a participant’s written employment agreement with the Company or a MAG Entity (as defined in the Share Unit Plan) and the relevant grant agreement, in the event a Share Unit Plan participant’s services as an employee or consultant with the Company or a MAG Entity is terminated by the Company or a MAG Entity without cause, the participant voluntarily terminates his or her services, or the services are otherwise terminated as set forth in the Share Unit Plan, all RSUs or PSUs of such participant that are not then vested shall be forfeited unless otherwise determined by the CHRC.

If the participant’s employment is terminated by the Company or a MAG Entity without cause or the participant voluntarily terminates his or her employment, the participant shall be entitled to exercise Share Units that are vested on such participant’s date of termination for a period ending on the earlier of: (i) the expiry date of such vested share units; and (ii) 90 days following such date of termination. If the participant dies or experiences a disability while employed, the participant’s beneficiary shall be entitled to exercise share units that are vested on such participant’s date of termination or disability for a period ending on the earlier of: (i) the expiry date of such vested shares units; and (ii) 12 months following the participant’s date of death or disability, as applicable.

Subject to the terms of a person’s employment agreement and unless otherwise determined by the CHRC, if a participant’s services are terminated for cause, all RSUs and PSUs, whether or not vested, shall terminate and be forfeited.

MAG Silver Corp.	2023 Management Information Circular

Amendments

The Share Unit Plan and any grant of an RSU or PSU made pursuant to the Share Unit Plan may be amended, modified or terminated by the Board without approval of Shareholders, provided that no amendment to the Share Unit Plan or grants made pursuant to the Share Unit Plan may be made without the consent of a participant if it adversely alters or impairs the rights of the participant in respect of any grant previously granted to such participant under the Share Unit Plan (except that participant consent shall not be required where the amendment is required for purposes of compliance with applicable law).

In addition, the following amendments may not be made without Shareholder approval:

1.       An increase in the number of Common Shares reserved for issuance pursuant to the Share Unit Plan;

2.       Changes to the amendment provisions granting additional powers to the Board to amend the Share Unit Plan or entitlements thereunder;

3.       Changes to the insider participation limits;

4.       Any extension of the expiry date of any RSUs or PSUs;

5.       Any change to the categories of individuals eligible for grants of RSUs or PSUs where such change may broaden or increase the participation of insiders under the Share Unit Plan; or

6.       An amendment that would permit RSUs or PSUs to be transferrable or assignable other than for normal estate settlement purposes.

For greater certainty and without limiting the foregoing, Shareholder approval shall not be required for the following amendments and the Board may make the following changes without Shareholder approval, subject to any regulatory approvals including, where required, the approval of the TSX or other applicable stock exchange:

1.       Amendments of a “housekeeping” nature;

2.       A change to the vesting provisions of any grants;

3.       A change to the termination provisions of any grant that does not entail an extension beyond the original term of the grant; or

4.       Amendments to the provisions relating to a Change of Control.

DSU Plan

Eligible Participants	Non-employee directors
Share Reserve	Maximum number of Common Shares available for issuance from treasury pursuant to the DSU Plan.	1% of the issued and outstanding Common Shares at any time, provided that the number of Common Shares issued or issuable under all share compensation arrangements (including the DSU Plan) shall not exceed 6% of the issued and outstanding Common Shares on a non-diluted basis.
Additional Limits

Excluding any DSUs granted to a participant under an election to receive DSUs in lieu of Annual Cash Remuneration (as defined in the DSU Plan), the aggregate equity award value (based on grant date fair value) of any grants of DSUs that are eligible to be settled in Common Shares, in combination with the aggregate equity award value (based on grant date fair value) of any grants under any other share compensation arrangement, that may be made to a participant for a year shall not exceed $150,000.

The maximum number of Common Shares issuable to insiders pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other share compensation arrangements (which includes the Share Unit Plan and the Option Plan), and the maximum number of Common Shares issued to insiders under the DSU Plan together with any Common Shares issued to insiders pursuant to any other share compensation arrangements within any one year period, will not exceed 10% of the issued and outstanding Common Shares.

At the discretion of the Board, a participant may receive a grant of DSUs under the DSU Plan upon such participant’s first election or appointment to the Board, provided that, where such DSUs may be settled in Common Shares, the equity award value (based on grant date fair value) of such grant of DSUs, in combination with the equity award value (based on grant date fair value) of any grant made to such a participant in respect of his or her first election or appointment to the Board under any other share compensation arrangement cannot exceed $150,000.

MAG Silver Corp.	2023 Management Information Circular

Grants	Subject to the limits set forth above, the Board may award such number of DSUs to a participant under the DSU Plan as the Board deems advisable to provide the participant with appropriate equity-based compensation for the services he or she renders to the Company.
Vesting

DSUs credited to a participant’s account whereby the participant has elected to receive DSUs will be fully vested upon being credited to a participant’s account and the participant’s entitlement to payment of such DSUs at such participant’s termination date shall not thereafter be subject to satisfaction of any requirements to any minimum period of membership on the Board.

DSUs credited to a participant’s account whereby the Board awards such number of DSUs to a participant as the Board deems advisable to provide the participant with appropriate equity-based compensation for the services rendered or at the discretion of the Board will vest in accordance with such terms and conditions as may be determined by the Board.

Dividends	On any payment date for dividends paid on Common Shares, a participant shall be credited with dividend equivalents in respect of DSUs credited to the participant’s account as of the record date for payment of dividends. Such dividend equivalents shall be converted into additional DSUs (including fractional DSUs) based on the Fair Market Value (as defined in the DSU Plan) as of the date on which the dividends on the Common Shares are paid.
Redemption

Generally, a participant in the DSU Plan who is not a US taxpayer may elect, by filing a notice with the Secretary of the Company, up to four dates (each an “Entitlement Date”): following the date of his or her death or retirement from, or loss of office with the Company or a corporation related to the Company for purpose of the Income Tax Act (Canada) (the “Termination Date”) as of which the DSUs credited to such participant shall be redeemed. A participant’s elected Entitlement Date(s) shall not be before the participant’s Termination Date, or later than December 15 of the calendar year following the year in which his or her Termination Date occurs. Where a participant is eligible to file one or more election notices to redeem his or her DSUs but fails to do so, such participant’s Entitlement Date shall be deemed to be December 15 of the calendar year following the year in which his or her Termination Date occurs.

Notwithstanding anything contrary in the DSU Plan, the Entitlement Date of a US taxpayer shall be the first trading day of the Common Shares that is more than six months after the participant’s Termination Date and all DSUs credited to such US taxpayer’s DSU account on such date shall be redeemed and settled in accordance with the DSU Plan within 90 days following such Entitlement Date.

All Common Shares issuable and any payments under the DSU Plan to, or in respect of, a participant who is not a US taxpayer shall be issued or paid, as applicable, on or before December 31 of the calendar year commencing immediately after the participant’s termination.

In the event of a participant’s death, Common Shares shall become issuable and/or amounts payable in respect of any and all DSUs then credited to the participant's account as soon as reasonably practicable after the participant's date of death and such date of death shall be deemed to be the sole Entitlement Date with respect to the participant; provided that, solely with respect to a deceased US taxpayer, in no event shall such Common Shares be issued or any payment made later than December 31 of the calendar year in which the death occurs, or if later, the 15th day of the third month following the participant's date of death.

Settlement	Cash, Common Shares or a combination thereof as provided in the DSU Plan

MAG Silver Corp.	2023 Management Information Circular

Assignment	DSUs are not assignable or transferable other than by operation of law. Subject to the requirements of applicable law, a participant may designate in writing one or more persons to receive benefits payable under the DSU Plan upon the death of such participant, or, where no such designation is validly in effect at the time of death, the participant’s legal representative.
Amendments

The Board may without Shareholder approval, amend, suspend or cancel the DSU Plan or DSUs granted thereunder as it deems necessary or appropriate, provided that: (a) any approvals required under applicable law or the rules and policies of the TSX are obtained; (b) Shareholder approval will be sought where the proposed addition or amendment results in: (i) an increase in the maximum number of Common Shares issuable from treasury under the DSU Plan; (ii) a change in the definition of Fair Market Value which would result in an increase in the value of DSUs redeemed under the DSU Plan; (iii) a change in the term of any DSUs; (iv) an amendment to the amending provisions of the DSU Plan so as to increase the Board’s ability to amend the DSU Plan without Shareholder approval; (v) a reduction in the fair market value in respect of any DSUs benefitting a participant; (vi) any change to the categories of individuals eligible to be selected for grants of DSUs where such change may broaden or increase the participation of insiders under the DSU Plan; (vii) any amendment to remove or exceed the insider participation limits; or (viii) an amendment that would permit DSUs to be transferrable or assignable other than for normal estate settlement purposes; and (c) no such amendment shall, without the consent of the participant or unless required by law, adversely affect the rights of a participant with respect to any amount in respect of which a participant has then elected to receive DSUs or DSUs which the participant has then been granted under the DSU Plan.

Notwithstanding the foregoing, any amendment of the DSU Plan shall be such that the DSU Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision and the requirements of Section 409A of the U.S. Internal Revenue Code of 1986, as may apply to eligible participants under the DSU Plan who are US taxpayers.

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets out, for each NEO, the Option-based and share-based awards outstanding as at December 31, 2022 and their market value as of the same date.

•	Option-based award value is calculated based on the difference between the market value of the securities underlying the instruments as at December 31, 2022 and the exercise price of the Option.
•	Share-based award value is calculated based on the closing market price of a Company share on December 31, 2022.
•	The closing price of the Company’s shares on the TSX on December 31, 2022 was $21.15

MAG Silver Corp.	2023 Management Information Circular

	Option-based Awards				Share-based Awards(5)
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date (m/d/year)	Value of unexercised in-the-money Options ($)	Number of shares or units of shares that have not vested(7) (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
George Paspalas	88,028(1)	13.46	4/11/2024	676,935	78,061	1,650,990	Nil
	87,209(2)	14.98	2/26/2025	538,080
	46,353(3)	21.57	12/8/2025	Nil
	28,037(4)	20.20	4/6/2027	26,635
Fausto Di Trapani	100,000(5)	17.02	5/19/2027	413,000	37,328	789,487	Nil
	9,191(4)	21.29	4/6/2027	Nil
Larry Taddei(8)	Nil	-	-	Nil	10,958	231,962	Nil
Peter Megaw	76,291(1)	13.46	4/11/2024	586,678	60,931	1,288,691	Nil
	75,581(2)	14.98	2/26/2025	466,335
	40,173(3)	21.57	12/8/2025	Nil
	19,012(4)	20.20	4/6/2027	18,061
Jim Mallory	50,000(6)	21.26	12/1/2026	Nil	16,908	357,604	Nil
	13,300(4)	20.20	4/6/2027	12,635
Michael Curlook	18,779(1)	13.46	4/11/2024	144,411	16,051	339,479	Nil
	18,604(2)	14.98	2/26/2025	114,787
	10,506(3)	21.57	12/8/2025	Nil
	5,327(4)	20.20	4/6/2027	5,061
(1)	Options are fully vested as at December 31, 2022.
(2)	Options are 2/3 vested as at December 31, 2022 with balance vested 1/3 on February 26, 2023.
(3)	Options are 2/3 vested as at December 31, 2022, with balance vesting 1/3 on December 8, 2023.
(4)	Unvested at December 31, 2022. Options vest 1/3 on April 6, 2023, 1/3 on April 6, 2024 and 1/3 on April 6, 2025.
(5)	Unvested at December 31, 2022. Options vest 1/3 on May 19, 2023, 1/3 on May 19, 2024 and 1/3 on May 19, 2025.
(6)	Options are 1/3 vested as at December 31, 2022, with balance vesting 1/3 on December 1, 2023 and 1/3 on December 1, 2024.
(7)	Share-based awards to NEOs in table above included RSUs, PSUs and prior to 2017, DSUs in the case of the CEO. PSUs vest three years from date of grant, and a portion of the number of PSUs to vest is subject to a Market Price performance factor measured over a three-year performance period from grant date, resulting in a possible PSU vesting range from 50% to 150%. For the calculations above, an assumption of 100% PSU to be vested has been used.
(8)	Mr. Taddei received a grant of RSUs on June 22, 2022 via his consulting company in connection with his continued consulting services to the Company; these RSUs vested fully on March 31, 2023.

MAG Silver Corp.	2023 Management Information Circular

Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ended December 31, 2022. The value of the Option-based awards vested during the year in the table below is the difference between the closing price of a Common Share of the Company on the TSX at the close of the particular 2022 vesting date and the exercise price of the Option. The value of the share unit-based awards vested during the year in the table below is the closing price of a Common Share of the Company on the TSX as at the 2022 vesting date. The non-Equity Incentive Plan compensation earned during the year in the table below represents the NEOs 2022 annual short-term incentive.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-Equity Incentive Plan compensation – Value earned during the year ($)
George Paspalas	187,501	594,292	555,200
Fausto Di Trapani(1)	-	-	120,533
Larry Taddei(2)	159,455	725,594	0
Peter Megaw(3)	162,501	515,056	178,075
Jim Mallory	10,333	-	151,140
Michael Curlook	39,997	126,778	80,621

(1) Mr. Di Trapani was appointed CFO on May 20, 2022, and his non-equity incentive was prorated accordingly.

(2) Mr. Taddei ceased to be employed by the Company effective May 20, 2022, the values in the chart above include outstanding equity awards that vested upon his departure.

(3) Dr. Megaw is remunerated under the FSA as described above and his CXO bonus was paid as US$138,818 through IMDEX Inc., a Company in which Dr. Megaw is a principal.

Annual Burn Rate of the Equity Compensation Plans

The following table sets forth the total number of Option, RSU, PSU and DSU awards intended for or granted in each of the past three years (to all NEOs, directors and all other Equity Incentive Plan participants combined), and the potential dilutive effect of such awards assuming that each is settled in Common Shares of the Company:

Fiscal Year	Weighted Average Common Shares Outstanding for the year ended December 31	Option Plan		Share Unit Plan - RSUs		Share Unit Plan – PSUs (1x) (3)		DSU Plan
		# Granted	% of Common Shares Outstanding (1)	# Granted	% of Common Shares Outstanding (1)	# Granted	% of Common Shares Outstanding (1)	# Granted (2)	% of Common Shares Outstanding (1)
2022	98,420,906	230,089	0.23	84,644	0.09	87,375	0.09	37,037	0.04
2021	95,181,258	100,000	0.10	10,000	0.01	Nil	Nil	60,031	0.06
2020	91,108,622	231,055	0.25	Nil	Nil	62,815	0.07	72,570	0.08
3-year Average	94,903,595	187,048	0.20	31,548	0.03	50,063	0.05	56,546	0.06

(1) The burn rate for a given year is calculated by dividing the number of Options, share unit awards or DSUs granted during the year or for the period, by the weighted average number of Common Shares outstanding during the year or for the period.

(2) DSUs granted include DSUs granted in lieu of retainer for those directors that so elected under the Company’s DSU Plan.

(3) The number PSUs to vest is subject to performance factors, resulting in a PSU vesting distribution range in 2020 from 50% to 150% and in 2022 from 50% to, in very limited circumstances, 200%. A PSU multiplier of 0.5 times and 1.5 times, has therefore been assigned to the PSUs for these years, to reflect the possible range of ultimate PSUs that will vest.

MAG Silver Corp.	2023 Management Information Circular

The total annual burn rate of all the combined equity awards granted in each year 2022, 2021 and 2020 is:

•	assuming PSUs vest at the 0.5 times multiple: 0.36%, 0.17% and 0.37%, respectively;

•	assuming PSUs vest at the 1 times multiple: 0.45%, 0.17% and 0.40%, respectively; and

•	assuming PSUs vest at the 1.5 times multiple: 0.54% 0.17% and 0.47%, respectively.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY INCENTIVE PLANS

Equity Compensation Plan Information

The following table provides information regarding the number of securities authorized for issuance under the Option Plan, Share Unit Plan, and DSU Plan, as at the end of the Company’s most recently completed financial year ended December 31, 2022, at which time there were 98,956,908 shares issued and outstanding:

Plan Category	Number of securities to be issued upon exercise of outstanding units (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,765,223 (1.78%)	$17.56	4,172,185 (1) (4.22%)
Equity compensation plans not approved by security holders	Nil (-%)	n/a	Nil (-%)
Total	1,765,223 (1.78%)	$17.56	4,172,185 (1) (4.22%)
(1)	As at December 31, 2022, there were 4,172,185 share-based awards available for grant under these combined share compensation arrangements. The maximum number of Common Shares that may be issuable under the three combined plans is set at 6% of the number of issued and outstanding Common Shares on a non-diluted basis, and within that limit, shares issuable under the Option Plan and Share Unit Plan may not exceed 5% combined, with the Share Unit Plan limited to 1.5%. The DSU Plan may not exceed 1.0% of the number of issued and outstanding Common Shares on a non-diluted basis.

Termination and Change of Control Benefits

Written employment agreements are in place between the Company and each of the NEOs, other than Dr. Megaw, whose services are contracted under the terms of an FSA between the Company and IMDEX (see Interest of Informed Persons in Material Transactions below) and Larry Taddei, who ceased to be employed by the Company effective May 20, 2022.

The employment agreements prescribe the terms of employment for each of Messrs. Paspalas, Di Trapani, Mallory and Curlook and, amongst other things, set out their base salary and eligibility for incentive-based awards (annual discretionary bonus and annual equity incentive grants).

For purposes of the following employment agreements, a “Change of Control” includes the acquisition by a person of 50% or more of the Common Shares of the Company; certain transactions (e.g., reorganization, merger, amalgamation, plan of arrangement, consolidation or sale of all or substantially all of the Company’s assets) that result in a person owning more than 50% of the Common Shares of the Company or the reorganized entity; a Shareholder approved liquidation or dissolution of the Company; and the individuals comprising the Board ceasing to constitute at least a majority of the Company’s Board (provided, however, that any subsequent directors whose election is approved by a vote of at least two-thirds of the directors then comprising the incumbent Board shall be considered as though such individuals were members of the incumbent Board unless assumptions of office occurred as a result of a proxy contest).

MAG Silver Corp.	2023 Management Information Circular

These employment agreements may be terminated by the Company at any time. Under the terms of these agreements, the NEOs are provided with specific payments in the event of termination as follows:

Mr. George Paspalas:

Termination for Cause: The Company is not required to make any additional payments.

Termination without Cause: The Company is required to pay an amount equal to two times the sum of annual base salary, and an amount equal to two times the sum of his target bonus for the year in which the termination occurs.

Change of Control: In the event that his employment agreement is terminated without Cause within six months of a Change of Control, the Company is required to pay an amount equal to two times the sum of annual base salary, and an amount equal to two times the sum of his target bonus for the year in which the termination occurs. Any outstanding Options, rights or other entitlements for the purchase or acquisition of securities become fully vested on the date of termination and any unexercised portion of such Options or other securities will be exercisable for 90 days.

Mr. Fausto Di Trapani:

Termination for Cause: The Company is not required to make any additional payments.

Termination without Cause: The Company is required to pay an amount equal to nine months’ base salary, plus an additional one month for each full year of service, to a maximum of 12 months total.

Change of Control: In the event that his employment agreement is terminated without Cause within six months of a Change of Control, the Company is required to pay an amount equal to one and a half times the sum of annual base salary, and an amount equal to the bonus paid in the previous year or in the event that no previous bonus was paid, an amount equal to the target bonus. Any outstanding Options, rights or other entitlements for the purchase or acquisition of securities become immediately fully vested on the date of termination and any unexercised portion of such Options or other securities will be exercisable for 90 days.

Mr. Jim Mallory:

Termination for Cause: The Company is not required to make any additional payments.

Termination without Cause: The Company is required to pay an amount equal to nine months’ base salary, plus an additional one month for each full year of service, to a maximum of 12 months total.

Change of Control: In the event that his employment agreement is terminated without Cause within three months of a Change of Control, the Company is required to pay an amount equal to the sum of his annual base salary in affect for that fiscal year, plus the annual bonus paid to him for the previously completed fiscal year. Any outstanding Options, rights or other entitlements for the purchase or acquisition of securities become immediately fully vested on the date of termination and any unexercised portion of such Options or other securities will be exercisable for 90 days.

MAG Silver Corp.	2023 Management Information Circular

Mr. Michael Curlook:

Resignation or Retirement: The Company is required to pay an amount equal to the annual bonus paid to such person in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which such NEO resigns and the last day of the notice period and the denominator of which is 365.

Termination for Cause: The Company is not required to make any additional payments.

Termination without Cause: The Company is required to pay an amount equal to three months of his annual base salary, plus one additional month for each full year of service to a maximum of 18 months. NEO is paid an amount equal to the annual bonus paid to such NEO in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which such NEO is terminated and the date of termination and the denominator of which is 365 (assuming the bonus for the current year has not been paid).

Change of Control: In the event that his employment agreement is terminated within three months of a Change of Control[1], the Company is required to pay an amount equal to the sum of his annual base salary in affect for that fiscal year, plus the annual bonus paid to him for the previously completed fiscal year. Any outstanding Options, rights or other entitlements for the purchase or acquisition of securities become immediately fully vested on the date of termination and any unexercised portion of such Options or other securities will be exercisable for 90 days.

An estimate of the amount of these payments, assuming that the triggering event giving rise to such payments occurred on December 31, 2022, is set out in the table below and is more fully described in the section that follows.

NEO		Resignation or Retirement	Termination Without Cause	Change of Control
		($)	($)	($)
George Paspalas	Salary	N/A	1,280,000	1,280,000
	Annual Incentive Plan	N/A	1,280,000	1,280,000
	Share-based Awards	N/A	Nil	2,494,579
	Option-based Awards	N/A	Nil	205,997
Fausto Di Trapani	Salary	N/A	300,000	600,000
	Annual Incentive Plan (2)	N/A	Nil	180,800
	Share-based Awards	N/A	Nil	789,487
	Option-based Awards	N/A	Nil	413,000
Peter Megaw (1)	Salary	N/A	Nil	Nil
	Annual Incentive Plan	N/A	Nil	Nil
	Share-based Awards	N/A	Nil	Nil
	Option-based Awards	N/A	Nil	Nil
Jim Mallory	Salary	N/A	275,000	330,000
	Annual Incentive Plan	N/A	Nil	151,140
	Share-based Awards	N/A	Nil	357,604
	Option-based Awards	N/A	Nil	12,635

__________________________

1 Mr. Curlook’s single-trigger Employment Agreement is a legacy agreement with the Company.

MAG Silver Corp.	2023 Management Information Circular

NEO		Resignation or Retirement	Termination Without Cause	Change of Control
		($)	($)	($)
Michael Curlook	Salary	Nil	260,000	240,000
	Annual Incentive Plan	80,621	80,621	80,840
	Share-based Awards	Nil	Nil	339,479
	Option-based Awards	Nil	Nil	43,327

(1) The FSA with IMDEX does not include Termination and Change of Control benefits.

(2) Represents prorated bonus earned in 2022.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS

No current or former executive officer, director or employee of the Company or any of its subsidiaries, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee, support agreement, letter of credit or other similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any of its subsidiaries are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, no informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Dr. Peter Megaw, Chief Exploration Officer

Dr. Peter Megaw, of Arizona, USA, is a principal of Cascabel and IMDEX. The Company is obligated to pay a 2.5% NSR royalty on the Cinco de Mayo Project to Cascabel and its principals under the terms of an option agreement dated February 26, 2004, and under the terms of assignment agreements entered into by Cascabel with its principals and their representatives.

In addition, Cascabel and IMDEX have been and continue to be retained by the Company as consulting geological firms compensated at industry standard rates, for any exploration work performed in Mexico. In addition to fees paid to IMDEX related to Dr. Megaw as an NEO in the capacity of CXO (and as outlined above in the Statement of Executive Compensation), during the year ended December 31, 2022, the Company accrued or paid Cascabel and IMDEX the following additional amounts under an FSA between the parties: general exploration, consulting, travel and administration fees of US$226,588. These costs do not include drilling and assays, which are contracted out independently from Cascabel and IMDEX.

The FSA sets out the professional services to be performed by Dr. Megaw and by Cascabel and IMDEX, and the remuneration for such services. Services include but are not limited to consultation and advice on the Company’s exploration programs and furnishing all labor, supervision, materials, tools, equipment and additional personnel when deemed necessary. The services provided do not include drilling and assay work, and a significant portion of the expenditures incurred by Cascabel and IMDEX on behalf of the Company are charged on a “cost + 10%” basis, in line with industry standards. The FSA is renewed annually and is reviewed regularly by independent members of the Board. The Company has determined that the rates charged by Cascabel and IMDEX are market competitive and that the services provided under the agreement have been beneficial to the Company.

MAG Silver Corp.	2023 Management Information Circular

Within the FSA between the Company and Cascabel/IMDEX, a ‘right of first refusal’ has been granted to the Company to acquire any silver properties of merit which Cascabel/IMDEX may become aware of. As part of this agreement, Cascabel/IMDEX have agreed to grant the Company the right of first refusal to examine all silver properties currently in their control or brought to their attention by others. The Company, and solely at the Company’s discretion, may lease, option, purchase, joint venture or otherwise acquire an interest in such silver properties as may be known or offered by Cascabel/IMDEX to the Company. In recognition of the work carried out by Cascabel/IMDEX to introduce such properties to the Company, a reasonably negotiated finder’s fee may be payable by the Company to Cascabel on any new property of merit, but no portion would be attributable or payable to Dr. Megaw.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors, and except for any interest arising from the ownership of shares of the Company where the Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all Shareholders in the capital of the Company.

ADDITIONAL INFORMATION

A copy of this Information Circular has been sent to each director of the Company, each Shareholder entitled to receive notice of, and to vote at, the Meeting and to the auditors of the Company.

Additional information relating to the Company and its business activities is available under the Company’s profile on the SEDAR website at www.sedar.com.

The Company’s financial information is provided in the Company’s audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year. The Company’s audited financial statements for the period ended December 31, 2022 and related management discussion and analysis may be viewed on the SEDAR website noted above. To request copies of the Company’s audited financial statements and related management discussion and analysis, please contact the Company at Suite 770 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6, telephone (604) 630-1399, facsimile (604) 681-0894, e-mail info@magsilver.com.

MAG Silver Corp.	2023 Management Information Circular

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder of the Company entitled thereto, to the Company’s auditors and to the appropriate regulatory agencies has been authorized by the Board.

DATED as of the 8th day of May 2023.

BY ORDER OF THE BOARD OF DIRECTORS OF

MAG Silver Corp.
“George Paspalas”
George Paspalas
President and Chief Executive Officer

MAG Silver Corp.	2023 Management Information Circular

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Exhibit A – BLACKLINED OPTION Plan

MAG SILVER CORP.

THIRD AMENDED AND RESTATED STOCK OPTION PLAN

~~Approved: June 18, 2020~~

Adopted by the Board of Directors on May 13, 2017
As Amended and Restated on May 10, 2017 and Amended May 8, 2023

ARTICLE 1.
PURPOSE OF THE PLAN

The purpose of the Plan is to provide key Employees and Directors of the Company and its Subsidiaries and Consultants with compensation opportunities that will reward the creation of shareholder value over the long-term and enhance the Company's ability to attract, retain and motivate key personnel and reward significant performance achievements.

ARTICLE 2.
INTERPRETATION

2.1	Definitions

Where used herein, the following terms shall have the following meanings, respectively:

~~“Associate” means, where used to indicate a relationship with any person:~~

~~a)~~	~~any relative, including the spouse of that person or a relative of that person’s spouse, where the relative has the same home as the person;~~

~~b)~~	~~any partner, other than a limited partner, of that person;~~

~~c)~~	~~any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity; and~~

~~d)~~	~~any corporation of which such person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company.~~

"Blackout Period" means a period during which an Option Holder is to refrain from trading in the Company's securities pursuant to a restriction imposed by the Company on all or any of its Employees, insiders or persons in a "special relationship" (as defined in the Securities Act) with the Company;

"Board" means the board of directors of the Company;

"Business Day" means any day, other than a Saturday or Sunday, on which the principal organized trading facility on which the Shares are listed, which as of the date hereof is the TSX, is open for trading;

"Change of Control" shall have the meaning attributed thereto in Section 9.2;

"Code" means the Internal Revenue Code of 1986, as amended;

"Committee" shall have the meaning attributed thereto in Section 3.1;

"Company" means MAG Silver Corp. and includes any successor corporation thereof;

"Consultant" means an individual who:

a)	is engaged to provide, on an ongoing bona fide basis, consulting, technical, management, investor relations or other services to the Company or any Subsidiary other than services provided in relation to a "distribution" (as that term is described in the Securities Act);

b)	provides the services under a written contract between the Company or any Subsidiary and the individual or a Consultant Entity (as defined below);

c)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or any Subsidiary; and

d)	has a working relationship to provide services to the Company or any Subsidiary that enables the individual to be knowledgeable about the business and affairs of the Company,

and includes a corporation of which the individual is an employee or shareholder or a partnership of which the individual is an employee or partner (a "Consultant Entity").

“Director” means any director of the Company or any Subsidiary;

"Disability" means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than twelve months, and which causes an individual to be unable to engage in any substantial gainful activity, or any other condition of impairment that the Committee, acting reasonably, determines constitutes a disability;

"Effective Date" means May 13, 2014 or such later date that this Plan has received the requisite approval of shareholders at a duly called meeting of the shareholders of the Company;

"Eligible Person" means any Director, Employee or Consultant;

"Employee" means:

a)	an individual who works full-time or part-time for the Company or any Subsidiary and such other individuals as may, from time to time, be permitted by Regulatory Rules to be granted Options as employees or as an equivalent thereto; or

b)	an individual who works for the Company or any Subsidiary either full- time or on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company or any Subsidiary over the details and methods of work as an employee of the Company or any Subsidiary, but for whom income tax deductions are not made at source, and includes a corporation wholly-owned by such individual;

"Exercise Period" means the period of time during which an Option granted under this Plan may be exercised;

"Grant Date" means, for any Option, the date specified by the Committee at the time it grants the Option (which cannot be earlier than the date on which the Option was granted) or, if no such date is specified, the date on which the Option was granted;

"Insider" means~~:~~

an "insider" as ~~that term is~~ defined in TSX policies relating to ~~share~~ security-based compensation arrangements; ~~and~~

~~I.~~	~~an Associate of any person who is an insider by virtue of paragraph (a) above;~~

~~"ISO" or an Incentive Stock Option means an Option granted to a U.S. Option Holder in accordance with the terms of Section 422 of the U.S. Internal Revenue Code of 1986, as amended;~~

"Market Price" in respect of Shares means:

a)	if the Shares are listed on one organized trading facility, the closing trading price of the Shares on the Business Day immediately preceding the relevant date;

b)	if the Shares are listed on more than one organized trading facility, the Market Price as determined in accordance with paragraph (a) above for the primary organized trading facility on which the Shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary Regulatory Approvals;

c)	if the Shares did not trade on the Business Day prior to the Grant Date, the average of the bid and ask prices in respect of such Shares at the close of trading on such date on the primary organized trading facility on which the Shares are listed; and

d)	if the Shares are not listed for trading on a stock exchange or over the counter market, a price which is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including recent sale and offer prices of the Shares in private transactions negotiated at arms' length, provided that the Market Price shall in no event be less than the minimum prescribed by each of the organized trading facilities that would apply to the Company on the Grant Date in question;

~~"NSO" or a Non-Qualified Stock Option means an Option that does not meet the requirements of Code Section 422 and is not an ISO;~~

"Option" means an option to purchase Shares granted under the Plan;

"Option Document" means an agreement, certificate or other type of form of document or documentation approved by the Committee which sets forth the terms and conditions of an Option; such document or documentation may be in written, electronic or other media, may be limited to a notation on the books and records of the Company and, unless the Committee requires otherwise, need not be signed by a representative of the Company or the Option Holder;

"Option Holder" means a person to whom an Option has been granted;

"Option Price" means the price per share at which Shares may be purchased under any Option, as the same may be adjusted from time to time in accordance with Section 9.1;

"Parent" means a corporation that owns 50% or more of the total combined voting power of all classes of stock of the Company;

"Plan" means this third amended and restated stock option plan, as the same may be further amended and restated, amended or varied from time to time;

"Post-Blackout Period Price" means the Market Price of the Shares on the first Business Day following the date on which the relevant Blackout Period has expired;

"Regulatory Approvals" means any necessary approvals of the Regulatory Authorities as may be required from time to time for the implementation, operation or amendment of this Plan or for the Options granted from time to time hereunder;

"Regulatory Authorities" means all organized trading facilities on which the Shares are listed, and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company, this Plan or the Options granted from time to time hereunder;

"Regulatory Rules" means all corporate and securities laws, regulations, rules, policies, notices, instruments and other orders of any kind whatsoever which may, from time to time, apply to the implementation, operation or amendment of this Plan or the Options granted from time to time hereunder including those of the applicable Regulatory Authorities;

"Securities Act" means the Securities Act (British Columbia), RSBC 1996, c.418, as from time to time amended;

"Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan, share unit plan, deferred share unit plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Company by way of loan, guarantee or otherwise, but excludes any options, Shares, share units, deferred share units or award involving the issuance or potential issuance of Shares granted or issued in reliance on Section 613(c) of the ~~Toronto Stock Exchange~~TSX Company Manual (as defined below);

"Shares" means the common shares of the Company or, in the event of an adjustment contemplated by Section 9.1, such other shares or securities to which an Option Holder may be entitled upon the exercise of an Option as a result of such adjustment;

"Subsidiary" means any body corporate which is a "subsidiary" as such term is defined in the Business Corporations Act (British Columbia), as the same may be amended from time to time;

"Termination Date" means:

a)	in the case of any Option Holder that is an Employee whose employment or term of office with the Company or a Subsidiary terminates in the circumstances set out in Section 7.2 or 7.3, the date that is designated by the Company or the Subsidiary in an oral or written notice of termination, as the case may be, as the last day of the Option Holder's employment or term of office with the Company or Subsidiary or, in the case of voluntary resignation, the effective date of resignation; provided that "Termination Date" specifically does not mean the date of expiry of any period in respect of which the Company or the Subsidiary, as the case may be, may elect or be required by law to provide pay in lieu of notice to the Option Holder; and

b)	in the case of a Consultant whose consulting agreement or arrangement with the Company or a Subsidiary, as the case may be, terminates in the circumstances set out in Section 7.4 or 7.5, the date that is designated by the Company or the Subsidiary as the date on which the Option Holder's consulting agreement or arrangement is terminated; provided that "Termination Date" specifically does not mean the date of expiry of any period of notice of termination that the Company or the Subsidiary may be required to provide to the Option Holder under the terms of the consulting agreement or for which the Company or the Subsidiary has elected to provide compensation in lieu of notice;

"TSX" means The Toronto Stock Exchange; and

"TSX Company Manual" means the Company Manual of the TSX, as amended from time to time, including such staff notices of the TSX from time to time which may supplement the same.

2.2	Construction

In this Plan, unless otherwise expressly stated or the context otherwise requires:

a)	the division of this Plan into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan;

b)	the terms, "this Plan", "herein", "hereby", "hereof" and "hereunder" and similar expressions refer to this Plan and not to any particular article, section or other portion hereof;

c)	references to Articles and Sections are to the specified articles and sections of this Plan;

d)	words importing the singular include the plural and vice versa and words importing any gender shall include the masculine, feminine and neutral genders;

e)	the words "includes" and "including", when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

f)	where the Board has revoked any of the powers conferred on the Committee under this Plan as permitted by Section 3.2, any reference to the Committee shall, where necessary, be deemed to refer to the Board and/or such committee of the Board to which all or any of the powers of the Board have been delegated;

g)	whenever the Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term "discretion" means the sole and absolute discretion of the Committee or, if such discretion has been revoked by the Board pursuant to Section 3.2, the Board or such other committee as determined by the Board; and

h)	unless otherwise specified, all references to money amounts are to Canadian currency.

ARTICLE 3.
ADMINISTRATION OF THE PLAN

3.1	Administration

Subject to Section 3.2, this Plan will be administered by the compensation committee of the Board (the "Committee") and the Committee has sole and complete authority, in its discretion, to:

a)	determine the persons (from among the Eligible Persons) to whom Options may be granted;

b)	grant Options in such amounts and, subject to the provisions of this Plan, on such terms and conditions as it determines including:

i.	the time or times at which Options may be granted;

ii.	the Option Price;

iii.	the time or times when each Option becomes exercisable and the duration of the Exercise Period;

iv.	any additional performance-related or other requirements for the exercise of Options;

v.	whether restrictions or limitations are to be imposed on the Shares and the nature of such restrictions or limitations, if any; and

vi.	any acceleration of exercisability or waiver of termination regarding any Option, based on such factors as the Committee may determine;

c)	to determine the nature and extent of any adjustment(s) to be made to Options pursuant to Section 9.1;

d)	interpret this Plan and adopt, amend and rescind administrative guidelines and other rules and regulations relating to this Plan; and

e)	make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

The Committee's determinations and actions within its authority under this Plan are conclusive and binding on the Company and all other persons. The day-to-day administration of this Plan may be delegated to such officers, Employees and agents of the Company or its Subsidiaries as the Committee determines. The Committee may also appoint or engage a trustee, custodian or administrator to administer or implement this Plan.

3.2	Authority of the Board

The Board may revoke the Committee's authority hereunder at any time in the Board's sole and absolute discretion and, in such event, the Board may exercise the powers, and/or delegate to such other committee of the Board as the Board considers appropriate, all or any of the powers, conferred on the Committee under this Plan. In such event, the Board and/or the committee to which the Board has delegated such powers, will exercise the powers conferred on the Committee under this Plan. Any decision made or action taken by the Board and/or any committee to which the Board has delegated its powers hereunder arising out of or in connection with the administration or interpretation of this Plan in this context will be final and conclusive.

ARTICLE 4.
SHARES SUBJECT TO THE PLAN

4.1	Total Number of Shares

Subject to adjustment as provided for in Section 9.1 hereof, the maximum number of Shares that may be issued or issuable under the Plan shall be a number equal to 5%  of the number of issued and outstanding Shares on a non-diluted basis at any time, provided that (a) the number of Shares issued or issuable under all Share Compensation Arrangements (excluding the Company’s Deferred Share Unit Plan, as amended) shall not exceed 5% on a non-diluted basis, and (b) the number of Shares issued or issuable under all Share Compensation Arrangements (including the Company’s Deferred Share Unit Plan, as amended) shall not exceed 6% on a non-diluted basis.

4.2	Fractional Shares

No fractional shares shall be issued upon the exercise of any Option and, if as a result of any adjustment, an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made for the fractional interest.

ARTICLE 5.
ELIGIBILITY, GRANT AND TERMS OF OPTIONS

5.1	Eligible Persons

Subject to the provisions of the Plan, Options may only be granted to Eligible Persons.

5.2	General

Subject to the other provisions of this Article 5, the Committee shall determine the number of Shares subject to each Option, the Option Price, the expiry date, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option; provided, however, that if no specific determination is made by the Committee with respect to the expiry date, the period during which an Option shall be exercisable shall be five years from the date the Option is granted to the Option Holder. Without limiting the generality of the foregoing, Options may be granted by the Committee from time to time in accordance with this Article 5 during a Blackout Period, provided that in no event shall such Options be exercisable until after the Option Price applicable to such Options is fixed by the Committee in accordance with Section 5.3.

5.3	Option Price

The Option Price shall in no circumstances be lower than the Market Price of the Shares at the Grant Date. No grant of Options shall be made during a Blackout Period, except where the Blackout Period has continued for at least three months prior to the Grant Date and the Committee has determined that such grant of Options is necessary to achieve the purposes of this Plan. If the Committee grants Options during a ~~Black-Out~~Blackout Period, the Option Price fixed by the Committee on Shares which are the subject of such Options shall be equal to the greater of (i) the Market Price of the Shares at the date of the grant of the Options, and (ii) the Post-Blackout Period Price following the end of such Blackout Period..

5.4	Term of Option

Subject only to Section 5.5, in no event may the term of an Option exceed five years from the Grant Date.

5.5	Extension of Term for Options Expiring During Blackout Periods

Notwithstanding anything else contained herein, if the term of an Option held by an Option Holder expires during or within 10 Business Days of the expiration of a Blackout Period applicable to such Option Holder, then the term of such Option or the unexercised portion thereof, as applicable, shall be extended to the close of business on the tenth Business Day following the expiration of the Blackout Period; provided that, in the case of any Option Holder who is a citizen or permanent resident of the United States for purposes of the Code or for whom the compensation subject to deferral under this Plan would otherwise be subject to income tax under the Code, no extension shall be permitted if such extension would violate Section 409A of the Code.

5.6	Exercise Period

Options will vest and be exercisable in the manner determined by the Committee and specified in the applicable Option Document. Subject to Section 9.2, once an Option becomes exercisable, it remains exercisable until expiration or termination of the Option, unless otherwise specified by the Committee in connection with the grant of such Option or at the time of an accelerated vesting. Each Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Shares with respect to which it is then exercisable. Notwithstanding anything else contained herein, Options may not be exercised during a Blackout Period unless the Committee determines otherwise.

The Committee may elect, at any time, to accelerate the vesting schedule of one or more Options and such acceleration will not be considered an amendment to the Option in question requiring the consent of the Option Holder under Section 10.2 of this Plan.

5.7	No Repricing

Subject to Section 9.1, in no event may outstanding Options granted under this Plan be repriced.

5.8	Additional Limits

a)	Notwithstanding any other provision of this Plan or any agreement relating to Options, no Options shall be granted under this Plan if, together with any other Share Compensation Arrangement established or maintained by the Company, such grant of Options could result, at any time, in the aggregate number of Shares (i) issued to insiders, within any one-year period and (ii) issuable to insiders, at any time, exceeding 10% of the issued and outstanding Shares on a non-diluted basis. Any options, Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Shares that are granted or issued in reliance on Section 613(c) of the ~~Toronto Stock Exchange~~TSX Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of this Plan, be included (and not excluded) in determining whether any grant of Options might exceed the limitations set out in this Section 5.8(a).

b)	The equity award value (based on grant date fair value) of any grant of Options to non-Employee Directors under the Plan shall not exceed $100,000 to each non-Employee Director per year.

5.9	Option Documents

All grants of Options will be evidenced by Option Documents. Such Option Documents will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Committee may direct. By accepting an Option granted hereunder, the Option Holder has expressly agreed with the Company to be bound by the terms of this Plan. In the event of conflict between the terms of an Option Document and the terms of this Plan, the terms of this Plan shall prevail and the Option Document shall be deemed to have been amended accordingly.

~~5.10~~	~~ISOs~~

~~5.11~~	~~ISOs shall be granted only to an individual who is an Employee of the Company or a Subsidiary or related company and shall be subject to the following special limitations required by Section 422 of the Code, and any contrary provisions of this Plan shall be disregarded:~~

~~5.12~~	~~Maximum Number of Shares for ISOs. Notwithstanding any other provision of this Plan to the contrary, the aggregate number of Shares available for ISOs is 700,000, subject to adjustment pursuant to Section 9.1 of this Plan and subject to the provisions of Sections 422 and 424 of the Code.~~

~~5.13~~	~~Grant of ISOs. All ISOs granted under the terms of this Plan shall be granted by March 30, 2017.~~

~~5.14~~	~~Limitation on Amount of Grants. As to all ISOs granted under the terms of this Plan, to the extent that the aggregate fair market value of the Shares (determined at the time the ISO is granted) with respect to which ISOs are exercisable for the first time by the Option Holder during any calendar year (under this Plan and all other ISO plans of the Company, a related corporation or a predecessor corporation) exceeds US$100,000, such options shall be treated as NSOs. The previous sentence shall not apply if the Internal Revenue Service issues a public rule, issues a private ruling to the Company, any Option Holder or any legatee, personal representative or distributee of an Option Holder or issues regulations changing or eliminating such annual limit. No such limitation shall apply to NSOs.~~

~~5.15~~	~~Grants to Ten Percent Shareholders. ISOs may be granted to a person owning more than 10% of the total combined voting power of all classes of shares of the Company and any Parent or Subsidiary only if (i) the exercise price is at least 110% of the fair market value (determined in accordance with section 422 of the Code) of the stock at the time of grant, and (ii) the option is not exercisable after the expiration of five years from the date of grant.~~

~~5.16~~	~~Notice of Disposition. The Committee may require an Option Holder to give the Company prompt notice of any disposition of Shares acquired by exercise of an ISO prior to the expiration of two years after the date of the grant of the option and one year from the date of exercise. In such case, the Option Holder will be treated for U.S. income tax purposes as having received ordinary income at the time of such disposition in an amount generally measured by the difference between the price paid for the Shares and the lesser of the fair market value of the Shares at the date of the exercise or the amount realized on disposition of the shares.~~

~~5.17~~	~~Shareholder Approval. No Options granted under this Plan will be considered ISOs unless this Plan has been approved by the shareholders of the Company within twelve months before or after the date such Plan has been adopted by the Committee.~~

~~5.17~~5.10	One-Time Grants

Notwithstanding any other provision hereunder, at the discretion of the Board, non-Employee ~~directors~~Directors may receive a grant of Options under the Plan upon such non-Employee Director’s first election or appointment to the Board provided that the equity award value (based on grant date fair value) in connection with such grant of Options may not, when combined with any Shares issuable to such non-Employee Director under any other Share Compensation Arrangement, have an aggregate equity award value in excess of $150,000.

ARTICLE 6.
TRANSFERABILITY

6.1	Transferability

An Option is personal to the Option Holder and is non-assignable and non-transferable. No Option granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of by the Option Holder, whether voluntarily or by operation of law, otherwise than by testate succession, will or the laws of descent and distribution, and any attempt to do so will cause such Option to terminate and be null and void. During the lifetime of the Option Holder, an Option shall be exercisable only by the Option Holder and, upon the death of an Option Holder, the person to whom the rights shall have passed by testate succession or by the laws of descent and distribution may exercise any Option in accordance with the provisions of Section 7.2(b) or 7.4(b), as applicable.

ARTICLE 7.
TERMINATION OF EMPLOYMENT OR SERVICES; DEATH AND DISABILITY

7.1	General

An Option, and all rights to purchase Shares pursuant thereto, granted to an Eligible Person shall expire and terminate immediately upon the Option Holder ceasing to be an Eligible Person, other than in the circumstances referred to in Sections 7.2, 7.3 and 7.4.

7.2	Termination of Employment or Term of Office

If, before the expiry of an Option in accordance with its terms, the employment or term of office of an Option Holder that is an Employee terminates for any reason whatsoever other than termination by the Company or the Subsidiary for cause (for this purpose, as determined by the Committee in its discretion), but including (i) the termination by the Company or Subsidiary without cause; or (ii) the voluntary resignation by the Option Holder; or (iii) the termination of employment or term of office by reason of the death or Disability of the Option Holder, the Options held by such former Employee that are exercisable at the Termination Date continue to be exercisable by the Option Holder as follows:

a)	if the Option Holder is alive, at any time during the 90-day period immediately following the Termination Date, but in no event beyond the expiration date of such Options and only to the extent that such Options were vested and exercisable as of the Termination Date; or

b)	if the Option Holder is deceased, by the legal representative(s) of the estate of the Option Holder at any time during the twelve-month period immediately following the date of death, but in no event beyond the expiration date of such Option and only to the extent that such Options were vested and exercisable as of the date of death; or

c)	if the Option Holder's employment or term of office ceases as a result of the Disability of such Option Holder, by the Option Holder or his or her legal representative(s) at any time during the twelve-month period immediately following the Termination Date, but in no event beyond the expiration date of such Option and only to the extent that such Options were vested and exercisable as of the date of determination of Disability.

Notwithstanding the foregoing, the Committee shall have the discretion to extend any of the periods set forth at (a) through (c) above~~; provided, however, that in the case of an ISO, any such extension shall be subject to the limitations of Section 422 of the Code~~. Unless otherwise determined by the Committee in its discretion, any Options held by the Option Holder that are not exercisable at the Termination Date immediately expire and are cancelled on the Termination Date.

7.3	Termination of Employment or Term of Office for Cause

Where, in the case of an Option Holder that is an Employee, an Option Holder's employment or term of office is terminated by the Company or any Subsidiary for cause (for this purpose, as determined by the Committee in its discretion), then any Options held by the Option Holder, whether or not exercisable at the Termination Date, shall immediately expire and be cancelled on such Termination Date, unless otherwise determined by the Committee in its discretion.

7.4	Termination of Consulting Services

If, before the expiry of any Option in accordance with the terms hereof, a Consultant's agreement or arrangement terminates by reason of: (i) termination by the Company or any of its Subsidiaries for any reason whatsoever other than for breach or default of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Consultant's consulting agreement or arrangement); or (ii) voluntary termination by the Consultant in accordance with the terms of the consulting agreement or arrangement; or (iii) the death or permanent disability of the Consultant, the Options held by the Consultant that are exercisable at the Termination Date continue to be exercisable by the Consultant as follows:

a)	if the Consultant is alive, by the Consultant at any time during the 90-day period immediately following the Termination Date, but in no event beyond the expiration date of such Option and only to the extent such Options were vested and exercisable as of the Termination Date; or

b)	if the Consultant is deceased, by the legal representative(s) of the estate of the Consultant Option Holder at any time during the twelve-month period immediately following the date of death, but in no event beyond the expiration date of such Option and only to the extent that such Options were vested and exercisable as of the date of death; or

c)	if the Consultant's agreement terminates or arrangement ceases as a result of the Disability of such Consultant, by the Consultant or his or her legal representative(s) at any time during the twelve-month period immediately following the Termination Date, but in no event beyond the expiration date of such Option and only to the extent that such Options were vested and exercisable as of the date of determination of Disability.

Notwithstanding the foregoing, the Committee shall have the discretion to extend any of the periods set forth at (a) through (c) above. Unless otherwise determined by the Committee in its discretion, any Options held by the Option Holder that are not exercisable at the Termination Date immediately expire and are cancelled on the Termination Date.

7.5	Termination of Consulting for Cause

Where, in the case of a Consultant Option Holder, the Option Holder's consulting agreement or arrangement is terminated by the Company or any of its Subsidiaries for breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Consultant Option Holder's consulting agreement or arrangement and as determined by the Committee in its discretion), then any Options held by the Consultant Option Holder, whether or not exercisable at the Termination Date, immediately expire and are cancelled on such Termination Date, unless otherwise determined by the Committee in its discretion.

7.6	Change of Employment or Services

Options shall not be affected by any change of employment or consulting arrangement within or among the Company or any one or more Subsidiaries or by an Option Holder ceasing to be an Employee or Consultant for so long as the Option Holder continues to be any of an Employee or Consultant~~; provided, however, that subject to Section 422 of the Code, such change may affect ISOs granted hereunder~~.

7.7	Deemed Non-Interruption of Engagement

Employment or engagement by the Company shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Option Holder's right to re- employment or re-engagement by the Company is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the Option Holder's re-employment or re- engagement is not so guaranteed, then his or her employment or engagement shall be deemed to have terminated on the ninety-first day of such leave.

ARTICLE 8.
EXERCISE OF OPTIONS

8.1	Exercise of Options

Subject to the provisions of the Plan and the provisions of the applicable Option Document, an Option that has vested and become exercisable in accordance with its terms may be exercised from time to time by delivery to the Company or its agent, as the Company may direct, of a written notice of exercise addressed to the Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price for the Shares then being purchased. Payment shall be made by certified cheque or by such other means as is acceptable to the Chief Executive Officer or the Chief Financial Officer of the Company. Upon actual receipt by the Company of such notice and of a certified cheque for, or other acceptable payment of, the aggregate Option Price, the number of Shares in respect of which the Option is exercised will within a reasonable period of time be duly issued as fully paid and non-assessable and the Option Holder exercising the Option, or such nominee as the Option Holder shall direct, shall be registered on the books of the Company as the holder of the number of Shares so issued.

8.2	Cashless Exercise

In lieu of paying the aggregate Option Price to purchase Shares as set forth in Section 8.1, the Committee may, in its sole and absolute discretion, permit an Option Holder to elect to receive, without payment of cash or other consideration except as required by Section 8.5, upon surrender of the applicable portion of a then vested and exercisable Option to the Company, that number of Shares, disregarding fractions, equal to the number obtained by dividing (a) the difference between the Market Price of one Share determined as of the date of delivery of the notice of exercise referred to in Section 8.1 and the Option Price, multiplied by the number of Shares in respect of which the Option would otherwise be exercised with payment of the aggregate Option Price, by (b) the Market Price of one Share determined as of the date of delivery of the notice of exercise referred to in Section 8.1 (a “Cashless Exercise”).

8.3	Regulatory Approval

Notwithstanding any of the provisions contained in the Plan or in any Option Document, the Company's obligation to issue Shares to an Option Holder or the legal representatives of its estate, as applicable, pursuant to the exercise of an Option shall be subject to:

a)	completion of such registration or other qualifications of such Shares or obtaining approval of such Regulatory Authority as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

b)	the admission of such Shares to listing on any stock exchange on which the Shares may then be listed; and

c)	the receipt from the Option Holder or the legal representatives of its estate, as applicable, of such representations, agreements and undertakings as to future dealings in such Shares as the Company determines to be necessary or advisable in order to safeguard against the violation of any Regulatory Rule.

In connection with the foregoing, the Company shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuance of such Shares in compliance with any Regulatory Rules and for the listing of such Shares on any stock exchange on which the Shares are then listed.

8.4	Unvested Options

Except as expressly provided herein, no unvested Options may be exercised.

8.5	Taxes

Upon the exercise of an Option, the Option Holder shall make arrangements satisfactory to the Company regarding payment of any federal, state, provincial, local or other taxes of any kind required by law to be paid in connection with the exercise of the Option. In addition, as a condition of and prior to participation in the Plan, each Option Holder authorizes the Company to withhold from any amount otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan. The Company shall also have the right in its sole discretion to satisfy any such liability for withholding or other required deduction amounts by requiring the Option Holder to complete a sale to a third party in respect of such number of Shares, which have been issued and would otherwise be delivered to the Option Holder under the Plan, and any amount payable from such sale will first be paid to the Company to satisfy any liability for withholding. The Company may require an Option Holder, as a condition of participation in the Plan, to pay or reimburse the Company for any cost incurred by the Company as a result of the participation by the Option Holder in the Plan.

ARTICLE 9.
ADJUSTMENTS

9.1	Adjustments

Subject to any necessary Regulatory Approvals, appropriate adjustments in the number of Shares subject to this Plan, and as regards Options granted or to be granted, in the number of Shares which are subject to Options and in the Option Price, shall be made by the Committee in its discretion to give effect to adjustments in the number of Shares resulting from any subdivision, consolidation, reorganization or reclassification of the Shares, the payment of any stock dividend by the Company (other than dividends in the ordinary course) or other relevant changes in the capital stock of the Company. The Committee's determination of such adjustments shall be final, binding and conclusive for all purposes.

9.2	Change of Control

Notwithstanding anything else contained in this Plan, if the Company proposes to amalgamate, merge or consolidate with any other corporation (otherwise than pursuant to an internal corporate reorganization that would not affect control of the Company) or to liquidate, dissolve or wind-up, or in connection with any proposed sale or conveyance of all or substantially all of the property or assets of the Company or any proposed offer to acquire all of the outstanding Shares or any other proposed transaction involving the Company (in each case, a "Change of Control"), the Committee may, in its discretion, permit and authorize the accelerated vesting and early exercise of all or any portion of the then outstanding Options in connection with the completion of such Change of Control. Whether or not the Committee determines to accelerate the vesting of any Options, the Company shall give written notice of any proposed Change of Control to each Option Holder. Upon the giving of any such notice, Option Holders shall be entitled to exercise, at any time within the 14-day period following the giving of such notice and conditionally upon completion of the Change of Control, all or a portion of those Options granted to such Option Holders which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Committee has determined shall be immediately vested and exercisable in connection with the completion of such Change of Control (subject to the extension of such 14-day period as the Committee may determine in its sole discretion, not to exceed the expiration of the Option). Unless the Committee determines otherwise (in its discretion), upon the expiration of the notice period referred to above, all rights of the Option Holders to exercise any outstanding Options, whether vested or unvested, shall terminate and all such Options shall immediately expire and cease to have any further force or effect, subject to the completion of the relevant Change of Control.

ARTICLE 10.
APPROVALS AND AMENDMENT

10.1	Shareholder Approval of Plan

This Plan is subject to the approval of a majority of the votes cast at a meeting of the shareholders of the Company. Any Options granted under this Plan prior to such time will not be exercisable or binding on the Company unless and until such shareholder approval is obtained. If this Plan is not approved by the majority of the votes cast at a meeting of the shareholders of the Company, the ~~Second~~Third Amended and Restated Stock Option Plan (2017~~2014~~) as ~~amended and~~ approved by shareholders of the Company on June ~~24, 2014~~15, 2017 shall continue in full force and effect, unamended.

10.2	Amendment of Option or Plan

Subject to any required Regulatory Approvals and Section 10.3, the Committee may from time to time amend any existing Option or the Plan or the terms and conditions of any Option thereafter to be granted provided that where such amendment relates to an existing Option and it would, in the discretion of the Committee:

a)	materially decrease the rights or benefits accruing to an Option Holder; or

b)	materially increase the obligations of an Option Holder,

then, unless otherwise excepted out by a provision of this Plan, the Committee must also obtain the written consent of the Option Holder in question to such amendment. For greater certainty, the rights and obligations under any Options that were granted prior to the Effective Date or any unexercised portion thereof shall not be adversely affected by the Plan or any amendment thereto.

10.3	Amendments by Committee and Amendments Requiring Shareholder Approval

a)	Subject to Section 10.2, the Committee may amend, suspend, discontinue or terminate the Plan and any outstanding Option granted hereunder, in whole or in part, at any time without notice to or approval by the shareholders of the Company, for any purpose whatsoever, provided that all material amendments to the Plan shall require the prior approval of the shareholders of the Company. Examples of the types of amendments that are not material that the Committee is entitled to make without shareholder approval include, without limitation, the following:

i.	ensuring continuing compliance with any Regulatory Rule;

ii.	amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained herein which may be incorrect or incompatible with any other provision hereof;

iii.	a change to provisions on transferability of Options for normal estate settlement purposes;

iv.	a change in the process by which an Option Holder who wishes to exercise his or her Option can do so, including the required form of payment for the Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;

v.	changing the vesting and exercise provisions of the Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the Committee’s discretion;

vi.	changing the termination provisions of the Plan or any Option which does not entail an extension beyond the originally scheduled expiry date for that Option;

vii.	adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Shares from the Plan reserve; and

viii.	adding a conditional exercise feature which would give the Option Holders the ability to conditionally exercise in certain circumstances determined by the Committee, at its discretion, at any time up to a date determined by the Committee, at its discretion, all or a portion of those Options granted to such Option Holders which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Committee has determined shall be immediately vested and exercisable in such circumstances.

b)	Notwithstanding anything contained herein to the contrary, no amendment to the Plan requiring the approval of the shareholders of the Company under any applicable securities laws or requirements shall become effective until such approval is obtained. Without limitation to the foregoing, the approval of the holders of a majority of the Shares present and voting in person or by proxy at a meeting of shareholders shall be required for the following matters, to the extent required by Regulatory Rules:

i.	any amendment to the provisions of this Section 10.3 which is not an amendment within the nature of Section 10.3(a)(i) or Section 10.3(a)(ii);

ii.	any increase in the maximum percentage of Shares issuable by the Company under the Plan (other than pursuant to Section 9.1);

iii.	any reduction in the Option Price (other than pursuant to Section 9.1) or extension of the term of an Option beyond the original Exercise Period;

iv.	any amendments to Section 5.7 to permit the repricing of Options;

v.	the cancellation and reissue of any Option;

vi.	any amendment to remove or exceed the limitations prescribed by Section 5.8 of the Plan; and

vii.	any amendment to the provisions of the Plan that would permit Options to be transferred or assigned other than for normal estate settlement purposes,

provided that, in the case of an amendment referred to in Sections 10.3(b)(iii) and 10.3(b)(v), insiders of the Company who benefit from such amendment are not eligible to vote their Shares in respect of the approval.

c)	For the purposes of this Section 10.3, an amendment does not include an accelerated expiry of an Option by reason of the fact that an Option Holder ceases to be an Employee or Consultant.

ARTICLE 11.
MISCELLANEOUS PROVISIONS

11.1	No Shareholder Rights

An Option Holder shall not have, and nothing in this Plan or any Option shall confer on any Option Holder, any of the rights and privileges of a shareholder, a potential shareholder, or a stakeholder of the Company, whether under common law, equitable principles, statutory provisions or otherwise, unless and until such Option has been exercised in accordance with the terms of this Plan (including tendering payment in full of the aggregate Option Price for the Shares in respect of which the Option is being exercised) and the Company has issued such Shares to the Option Holder.

11.2	No Additional Rights Offered

Participation in this Plan is entirely voluntary and not obligatory and nothing in this Plan or any Option shall confer on any Option Holder that is an Employee any right to continue in the employ of the Company or any of its Subsidiaries or affect in any way the right of the Company or any such Subsidiary to terminate his or her employment at any time; nor shall anything in this Plan or any Option Document be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Company or any of its Subsidiaries to extend the employment of any Option Holder beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Company or any of its Subsidiaries or any present or future retirement policy of the Company or any of its Subsidiaries, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Company or any of its Subsidiaries.

Nothing in this Plan or any Option shall confer on any Consultant any right to continue to provide services to the Company or any of its Subsidiaries or affect in any way the right of the Company or any of its Subsidiaries to terminate at any time any agreement or contract with such Consultant; nor shall anything in this Plan or any Option be deemed to be or construed as an agreement, or an expression of intent, on the part of the Company or the Subsidiary to extend the time for the provision of services beyond the time specified in the contract with the Company or such Subsidiary.

11.3	Governing Law

This Plan and all Option Documents entered into pursuant to this Plan shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

Exhibit B – blacklined share unit plan

MAG SILVER CORP.
AMENDED AND RESTATED SHARE UNIT PLAN

~~Approved: June 18, 2020~~

Adopted by the Board of Directors on May 13, 2014

As Amended May 10, 2017 and May 8, 2023

Article 1.
PREAMBLE AND DEFINITIONS

1.1	Title

The Plan described in this document shall be called the "MAG Silver Corp. Amended and Restated Share Unit Plan".

1.2	Purpose of the Plan

The purposes of the Plan are:

a)	to promote a further alignment of interests between employees and the shareholders of the Company;

b)	to associate a portion of employees' compensation with the returns achieved by shareholders of the Company; and

c)	to attract and retain employees with the knowledge, experience and expertise required by the Company.

1.3	Definitions

"Applicable Law" means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and Stock Exchange Rules.

"Beneficiary" means, subject to Applicable Law, an individual who has been designated by a Participant, in such form and manner as the Committee may determine, to receive benefits payable under the Plan upon the death of the Participant, or, where no such designation is validly in effect at the time of death, the Participant's legal representative.

"Blackout Period" means a period during which a Participant is to refrain from trading in the Company's securities pursuant to a restriction imposed by the Company on all or any of its executives, employees, ~~insiders~~Insiders (as defined below) or persons in a "special relationship" (as defined in the Securities Act (British Columbia)) with the Company.

"Board" means the Board of Directors of the Company.

~~"Business Day" means any day, other than a Saturday, Sunday or statutory holiday, on which the Stock Exchange is open for trading.~~

"Cause" in respect of a Participant who is an employee means "just cause" or "cause" for Termination by the Company or a MAG Entity as determined under Applicable Law and, in respect of a Participant who is a consultant, means a material breach by the Participant of his or her consulting agreement with the Company or a MAG Entity, in either case, as determined by the Committee in good faith.

"Change of Control" means (i) an amalgamation, merger or consolidation of the Company with any other corporation (otherwise than pursuant to an internal corporate reorganization that would not affect control of the Company); (ii) the liquidation, dissolution or wind-up of the Company; (iii) the sale or conveyance of all or substantially all of the property or assets of the Company; (iv) the acquisition of shares, or the right to acquire shares, of the Company as a result of which any person or group would beneficially own shares entitling such person or group to cast more than 50% of the votes attaching to all shares in the capital of the Company, by way of an offer, an arrangement or otherwise; or (v) any other transaction the Board deems to be a Change of Control for the purposes of the Plan.

"Code" means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder.

"Committee" means the Compensation Committee of the Board, or such other the committee of the Board as is designated by the Board to administer the Plan from time to time.

"Company" means MAG Silver Corp., and any successor company whether by amalgamation, merger or otherwise.

"Director" means a member of the Board.

"Disability" means either:

a)	a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than twelve months, and which causes an individual to be unable to engage in substantial gainful activity, or any other condition of impairment that Committee, acting reasonably, determines constitutes disability; or

b)	where a Participant has a written employment agreement with the Company or a MAG Entity, "Disability" as defined in such employment agreement if applicable.

"Disability Date" means, in relation to a Participant, that date determined by the Committee to be the date on which the Participant experienced a Disability.

"Eligible Person" means an individual Employed by the Company or any MAG Entity who, by the nature of his/her position or job is, in the opinion of the Committee, in a position to contribute to the success of the Company.

"Employed" means, with respect to a Participant, that:

a)	he/she is rendering services to the Company or a MAG Entity, including services as a consultant (within the meaning of ~~NI~~National Instrument 45-106 - Prospectus and Registration Exemptions, issued by the Canadian Securities Administrators), but excluding services as a Director; or

b)	he/she is not actively rendering services to the Company or a MAG Entity due to an approved leave of absence, maternity or parental leave or leave on account of Disability (provided, in the case of a US Taxpayer, that the Participant has not incurred a "Separation From Service", within the meaning of Section 409A of the Code), and "Employment" has the corresponding meaning.

"Expiry Date" means, with respect to a Grant, the date identified as the "expiry date" in the Grant Agreement relating to such Grant, provided that where no expiry date is specified in a Grant Agreement for a Grant, the "Expiry Date" of such Grant shall be the fifth anniversary of the Grant Date.

"Grant" means a grant of Share Units made pursuant to Section 3.1.

"Grant Agreement" means an agreement between the Company and a Participant under which a Grant is made, as contemplated by Section 3.1, together with such schedules, amendments, deletions or changes thereto as are permitted under the Plan.

"Grant Date" means the effective date of a Grant, as specified by the Committee.

"Insider" means an "insider" as defined in the policies of the Toronto Stock Exchange relating to security-based compensation arrangements.

"MAG Entity" means any of the Company's subsidiaries, partnerships, trusts or other controlled entities and "MAG Entities" means all such entities collectively.

"Participant" has the meaning set forth in Section 3.2.

~~"Performance Period" means, with respect to PSUs, the period specified by the Committee for achievement of any applicable Performance Conditions as a condition to Vesting.~~

"Performance Conditions" means such financial, personal, operational or transaction-based performance criteria as may be determined by the Committee in respect of a Grant to any Participant or Participants and set out in a Grant Agreement. Performance Conditions may apply to the Company, a MAG Entity, the Company and MAG Entities as a whole, a business unit of the Company or group comprised of the Company and some MAG Entities or a group of MAG Entities, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified ~~performance period~~Performance Period (as defined below), on an absolute basis or relative to a pre-established target or milestone, to previous years' results or to a designated comparator group, or otherwise, and may result in the percentage of Vested PSUs in a Grant exceeding 100% of the PSUs initially determined in respect of such Grant pursuant to Section d).

"Performance Period" means, with respect to PSUs, the period specified by the Committee for achievement of any applicable Performance Conditions as a condition to Vesting.

"Plan" means this MAG Silver Corp. Amended and Restated Share Unit Plan, including any schedules or appendices hereto, as may be amended from time to time.

"PSU" means a right, granted to a Participant in accordance with Article 3, to receive a Share, that generally becomes Vested, if at all, subject to the attainment of certain Performance Conditions and satisfaction of such other conditions to Vesting, if any, as may be determined by the Committee.

"RSU" means a right granted to a Participant in accordance with Article 3, to receive a Share, that generally becomes Vested, if at all, following a period of continuous Employment of the Participant with the Company or a MAG Entity.

"Share" means a common share of the Company and such other share as may be substituted for it as a result of amendments to the notice of articles of the Company, arrangement, reorganization or otherwise, including any rights that form a part of the common share or substituted share.

"Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan, share unit plan, deferred share unit plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Company by way of loan, guarantee or otherwise, but excludes any options, Shares, share units, deferred share units or award involving the issuance or potential issuance of Shares granted or issued in reliance on Section 613(c) of the ~~Toronto Stock Exchange~~TSX Company Manual.

"Share Unit" means either an RSU or a PSU, as the context requires.

"Share Unit Account" has the meaning set out in Section 5.1.

"Stock Exchange" means the Toronto Stock Exchange and such other stock exchange on which the Shares are listed, or if the Shares are not listed on any stock exchange, then on the over-the-counter market.

"Stock Exchange Rules" means the applicable rules of any ~~stock exchange~~Stock Exchange upon which shares of the Company are listed.

"Termination" means (i) the termination of a Participant's active Employment with the Company or a MAG Entity (other than in connection with the Participant's transfer to Employment with the Company or another MAG Entity), which shall occur on the earlier of the date on which the Participant ceases to render services to the Company or MAG Entity, as applicable, and the date on which the Company or a MAG Entity, as applicable, delivers notice of the termination of the Participant's ~~employment~~Employment to him/her, whether such termination is lawful or otherwise, without giving effect to any period of notice or compensation in lieu of notice, but, for greater certainty, a Participant's absence from active work during a period of vacation, temporary illness, authorized leave of absence, maternity or parental leave or leave on account of Disability shall not, in and of itself, be considered to be a "Termination", and (ii) in the case of a Participant who does not return to active Employment with the Company or a MAG Entity immediately following a period of absence due to vacation, temporary illness, authorized leave of absence, maternity or parental leave or leave on account of Disability, such cessation shall be deemed to occur on the last day of such period of absence (provided, in each case in the case of a US Taxpayer, that the Termination constitutes a "Separation From Service", within the meaning of Section 409A of the Code), and "Terminated" and "Terminates" shall be construed accordingly.

"Time Vesting" means any conditions relating to continued service with the Company or a MAG Entity for a period of time in respect of the Vesting of Share Units determined by the Committee.

"Trading Day" means any date on which any Stock Exchange is open for the trading of Shares and on which Shares are actually traded.

"US Taxpayer" means an individual who is a citizen or permanent resident of the United States for purposes of the Code or an individual for whom the compensation subject to deferral under this Plan would otherwise be subject to income tax under the Code.

"Vested" means the applicable Time Vesting, Performance Conditions and/or any other conditions for settlement (subject to any conditions on such settlement imposed in respect of US Taxpayers under Exhibit "A" hereto) in relation to a whole number, or a percentage (which may be more or less than 100%) of the number, of PSUs or RSUs determined by the Committee in connection with a Grant of PSUs or Grant of RSUs, as the case may be, (i) have been met; (ii) have been waived or deemed to be met pursuant to Section 6.6; (iii) or are otherwise waived pursuant to Section 3.3, and "Vesting" and "Vest" shall be construed accordingly.

"Vesting Date" means the date on which the applicable Time Vesting, Performance Conditions and/or any other conditions for a Share Unit becoming Vested are met, deemed to have been met or waived as contemplated in the definition of "Vesting".

"Vesting Period" means, with respect to a Grant, the period specified by the Committee, commencing on the Grant Date and ending on the last Vesting Date for Share Units subject to such Grant which, unless otherwise determined by the Committee, shall not be later than December 15 of the third year following the year in which the Participant performed the services to which the Grant relates.

Article 2.
CONSTRUCTION AND INTERPRETATION

2.1	Gender, Singular, Plural

In the Plan, references to the masculine include the feminine; and references to the singular shall include the plural and vice versa, as the context shall require.

2.2	Governing Law

The Plan shall be governed and interpreted in accordance with the laws of the Province of British Columbia and federal laws of Canada applicable in that province. Any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of British Columbia.

2.3	Severability

If any provision or part of the Plan is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

2.4	Headings, Sections.

Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained. A reference to a section or schedule shall, except where expressly stated otherwise, mean a section or schedule of the Plan, as applicable.

Article 3.
SHARE UNIT GRANTS AND VESTING PERIODS

3.1	Grant of Share Units

Unless otherwise determined by the Board, the Plan shall be administered by the Committee. The Committee shall have the authority in its sole and absolute discretion to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan subject to and not inconsistent with the express provisions of this Plan, including, without limitation, the authority:

a)	to make Grants;

b)	to determine the Grant Date for Grants, provided that the Committee shall ensure that no Grant Date falls within a Blackout Period or on the first Trading Day following the date on which the relevant Blackout Period has expired;

c)	to determine the Eligible Persons to whom, and the time or times at which Grants shall be made and shall become issuable;

d)	subject to Section 4.1, to determine the number of Share Units to be covered by each Grant;

e)	to approve or authorize the applicable form and terms of the related Grant Agreements and any other forms to be used in connection with the Plan;

f)	to determine the terms and conditions of Grants granted to any Participant, including, without limitation, (A) the type of Share Unit, (B) the number of RSUs or PSUs subject to a Grant, (C) the Vesting Period(s) applicable to a Grant, (D) the conditions to the Vesting of any Share Units granted hereunder, including terms relating to Performance Conditions, Time Vesting and/or other Vesting conditions, any multiplier that may apply to Share Units subject to a Grant in connection with the achievement of Vesting conditions, the Performance Period for PSUs and the conditions, if any, upon which Vesting of any Share Unit will be waived or accelerated without any further action by the Committee (including, without limitation, the effect of a Change of Control and a Participant's Termination in connection therewith), (E) the circumstances upon which a Share Unit shall be forfeited, cancelled or expire, (F) the consequences of a Termination with respect to a Share Unit, (G) the manner and time of exercise or settlement of Vested Share Units, and (H) whether, and the terms upon which, any Shares delivered upon exercise or settlement of a Share Unit must continue to be held by a Participant for any specified period;

g)	to determine whether and the extent to which any Performance Conditions or other criteria applicable to the Vesting of a Share Unit have been satisfied or shall be waived or modified;

h)	subject to Section 9.5, to amend the terms of any outstanding Share Units under the Plan or Grant Agreement provided, however, that no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of a Participant with respect to any then outstanding Share Unit without his/her consent in writing and provided further, however, that, notwithstanding the foregoing clause of this Section h), the Committee may amend the terms of a Share Unit or Grant Agreement without the consent of the Participant for purposes of complying with Applicable Law whether or not such amendment could adversely affect the rights of the Participant;

i)	to determine whether, and the extent to which, adjustments shall be made pursuant to Section 5.3 and the terms of any such adjustments;

j)	to interpret the Plan and Grant Agreements;

k)	to prescribe, amend and rescind such rules and regulations and make all determinations necessary or desirable for the administration and interpretation of the Plan and Grant Agreements;

l)	to determine the terms and provisions of Grant Agreements (which need not be identical) entered into in connection with Grants; and

m)	to make all other determinations deemed necessary or advisable for the administration of the Plan.

3.2	Eligibility and Award Determination

a)	In determining the Eligible Persons to whom Grants are to be made ("Participants") and the number of Share Units to be covered by each Grant (subject to adjustment in accordance with Time Vesting or Performance Conditions), the Committee shall take into account the terms of any written employment agreement between an Eligible Person and the Company or any MAG Entity and may take into account such other factors as it shall determine in its sole and absolute discretion.

b)	For greater certainty and without limiting the discretion conferred on the Committee pursuant to this Section, the Committee's decision to approve a Grant in any period shall not require the Committee to approve a Grant to any Participant in any other period; nor shall the Committee's decision with respect to the size or terms and conditions of a Grant in any period require it to approve a Grant of the same or similar size or with the same or similar terms and conditions to any Participant in any other period. The Committee shall not be precluded from approving a Grant to any Participant solely because such Participant may have previously received a Grant under this Plan or any other similar compensation arrangement of the Company or a MAG Entity. No Eligible Person has any claim or right to receive a Grant except as may be provided in a written employment agreement between an Eligible Person and the Company or a MAG Entity.

c)	Each Grant Agreement shall set forth, at a minimum, the type of Share Units and Grant Date of the Grant evidenced thereby, the number of RSUs or PSUs subject to such Grant, the applicable Vesting conditions, the applicable Vesting Period(s) and the treatment of the Grant upon Termination and may specify such other terms and conditions consistent with the terms of the Plan as the Committee shall determine or as shall be required under any other provision of the Plan. The Committee may include in a Grant Agreement terms or conditions pertaining to confidentiality of information relating to the Company's operations or businesses which must be complied with by a Participant including as a condition of the ~~grant~~Grant or Vesting of Share Units.

3.3	Discretion of the Committee

Notwithstanding any other provision hereof or of any applicable instrument of grant, the Committee may accelerate or waive any condition to the Vesting of any Grant, all Grants, any class of Grants or Grants held by any group of Participants.

3.4	Effects of Committee's Decision

Any interpretation, rule, regulation, determination or other act of the Committee hereunder shall be made in its sole discretion and shall be conclusively binding upon all persons.

3.5	Limitation of Liability

No member of the Committee, the Board or any officer or employee of the Company or a MAG Entity shall be liable for any action or determination made in good faith pursuant to the Plan or any Grant Agreement under the Plan. To the fullest extent permitted by law, the Company and the MAG Entities shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding in respect of the Plan by reason of the fact that such person is or was a member of the Committee or the Board or is or was an officer or employee of the Company or a MAG Entity.

3.6	Delegation and Administration

The Committee may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to any one or more directorsDirectors, officers or employees of the Company as it may determine from time to time, on terms and conditions as it may determine, except the Committee shall not, and shall not be permitted to, delegate any such powers, rights or duties to the extent such delegation is not consistent with Applicable Law. The Committee may also appoint or engage a trustee, custodian or administrator to administer or implement the Plan or any aspect of it, except that the Committee shall not, and shall not be permitted to, appoint or engage such a trustee, custodian or administrator to the extent such appointment or engagement is not consistent with Applicable Law.

Article 4.
SHAREs subject to the plan

4.1	Maximum Number of Shares and Limitations

Subject to Section 4.2 and to adjustment pursuant to Section 5.3, the maximum number of Shares that may be issued pursuant to the Plan shall be a number equal to 1.5% of the number of issued and outstanding Shares on a non-diluted basis at any time, provided that (a) the number of Shares issued or issuable under all Share Compensation Arrangements (excluding the Company’s Deferred Share Unit Plan, as amended) shall not exceed 5% on a non-diluted basis, and (b) the number of Shares issued or issuable under all Share Compensation Arrangements (including the Company’s Deferred Share Unit Plan, as amended) shall not exceed 6% on a non-diluted basis. Under the Plan and any other Share Compensation Arrangement of the Company (i) the aggregate number of Shares issued to Insiders, within any one year period; and (ii) the aggregate number of Shares issuable to Insiders at any time, shall not exceed 10% of the issued and outstanding Shares; provided that any options, Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Shares that are granted or issued in reliance on Section 613(c) of the ~~Toronto Stock Exchange~~TSX Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of this Plan, be included (and not excluded) in determining whether any Shares issued under this Plan might exceed the limitations set out in paragraphs (i) and (ii).

4.2	Issuance of Shares Subject to Applicable Law

Notwithstanding anything herein to the contrary, the Company's obligation to issue and deliver Shares in respect of any Share Unit is subject to the satisfaction of all requirements under Applicable Law in respect thereof and obtaining all regulatory approvals as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof and the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Shares as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction or to comply with Applicable Law. In this connection, the Company shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Shares in compliance with Applicable Law.

Article 5.
ACCOUNTS, DIVIDEND EQUIVALENTS AND REORGANIZATION

5.1	Share Unit Account

An account, called a "Share Unit Account", shall be maintained by the Company, for each Participant and will be credited with such notional ~~grants~~Grants of Share Units as are received by a Participant from time to time pursuant to Sections 3.1 and 3.2 and any dividend equivalent Share Units pursuant to Section 5.2. Share Units that fail to vest to a Participant and are forfeited pursuant to Article 6, or that are paid out to the Participant or his/her Beneficiary, shall be cancelled and shall cease to be recorded in the Participant's Share Unit Account as of the date on which such Share Units are forfeited or cancelled under the Plan or are paid out, as the case may be. For greater certainty, where a Participant is granted both RSUs and PSUs, such RSUs and PSUs shall be recorded separately in the Participant's Share Unit Account.

5.2	Dividend Equivalent Share Units

Except as otherwise provided in the Grant Agreement relating to a ~~grant~~Grant of RSUs or PSUs, if and when cash dividends (other than extraordinary or special dividends) are paid with respect to Shares to shareholders of record as of a record date occurring during the period from the Grant Date under the Grant Agreement to the date of settlement of the RSUs or PSUs granted thereunder, a number of dividend equivalent RSUs or PSUs, as the case may be, shall be granted to the Participant who is a party to such Grant Agreement. The number of such additional RSUs or PSUs will be calculated by dividing the aggregate dividends or distributions that would have been paid to such Participant if the RSUs or PSUs in the Participant's Share Unit Account had been Shares by the fair market value of a Share on the date on which the dividends or distributions were paid on the Shares. The additional RSUs or PSUs granted to a Participant will be subject to the same terms and conditions, including Vesting and settlement terms, as the corresponding RSUs or PSUs, as the case may be.

5.3	Adjustments

In the event of any stock dividend, stock split, combination or exchange of ~~shares~~Shares, capital reorganization, consolidation, spin-off, dividends (other than cash dividends in the ordinary course) or other distribution of the Company's assets to shareholders, or any other similar changes affecting the Shares, a proportionate adjustment to reflect such change or changes shall be made with respect to the number of Share Units outstanding under the Plan and the number of Shares subject to the Plan, or securities into which the Shares are changed or are convertible or exchangeable may be substituted for Shares under this Plan, on a basis proportionate to the number of Share Units in the Participant's Share Unit Account or some other appropriate basis, all as determined by the Committee in its sole discretion.

Article 6.
VESTING AND SETTLEMENT OF SHARE UNITS

6.1	Vesting Based on Continued Employment

Subject to this Article 6, Share Units subject to a Grant and dividend equivalent Share Units credited to the Participant's Share Unit Account in respect of such Share Units, adjusted in accordance with the applicable multiplier, if any, as set out in the Grant Agreement, shall Vest in such proportion(s) and on such Vesting Date(s) as may be specified in the Grant Agreement governing such Grant provided that the Participant is Employed on the relevant Vesting Date. For greater certainty, a Participant shall not be considered to be Employed on a Vesting Date if, prior to such Vesting Date, such Participant received a payment in lieu of notice of Termination of ~~employment~~Employment, whether under a contract of ~~employment~~Employment or a consulting contract, as damages or otherwise.

6.2	Exercise/Settlement

a)	A Participant who remains Employed may exercise all or a portion of his or her Vested RSUs and/or PSUs prior to their Expiry Date by delivery to the Company or its agent, as the Company may direct, of a written notice of exercise addressed to the Secretary of the Company specifying the number of RSUs and/or PSUs being exercised. Where a Participant has failed to file a notice of exercise with respect to any of the Participant's Vested Share Units prior to the Expiry Date of such Vested Share Units, the Participant shall be deemed to have filed such a notice to exercise such Vested Share Units on their Expiry Date.

b)	Where a Participant who ceases to be Employed in circumstances in which Section 6.6 applies, (i) if the Participant's Employment is Terminated by the Company or a MAG Entity without Cause or the Participant voluntarily ~~terminates~~Terminates his or her Employment, the Participant, shall be entitled to exercise Share Units that are Vested on such Participant's date of Termination for a period ending on the earlier of (A) the Expiry Date of such Vested Share Units and (B) ninety (90) days following such date of Termination; (ii) if the Participant dies while Employed, the Participant's Beneficiary shall be entitled to exercise Share Units that are Vested on such Participant's date of Termination for a period ending on the earlier of (A) the Expiry Date of such Vested Share Units and (B) twelve (12) months following the Participant's date of death; and (iii) if the Participant experiences a Disability while Employed, the Participant's Beneficiary shall be entitled to exercise Share Units that are Vested on such Participant's Disability Date for a period ending on the earlier of (A) the Expiry Date of such Vested Share Units and (B) twelve (12) months following such Disability Date.

c)	Subject to Section 4.2 and to the payment or other satisfaction of all related withholding obligations in accordance with Section 9.2, the Company shall issue one Share for each Share Unit that is exercised, or deemed to be exercised, as the case may be, as soon as reasonably practicable, and, in any case, within sixty (60) days, after receipt by the Company of the Participant's exercise notice, or the Expiry Date of the Participant's Share Units, as applicable.

6.3	Postponed Settlement

If a Participant's Share Units would, in the absence of this Section 6.3 be exercised within a Blackout Period applicable to such Participant, such settlement shall be postponed until the first Trading Day following the date on which the relevant Blackout Period has expired.

6.4	Failure to Vest

For greater certainty, a Participant shall have no right to receive Shares or a cash payment as compensation, damages or otherwise, with respect to any RSUs or PSUs that do not become Vested.

6.5	Termination of Employment for Cause

Subject to the terms of a Participant's written employment agreement with the Company or a MAG Entity and unless otherwise determined by the Committee, in the event a Participant's Employment is Terminated for Cause by the Company or a MAG Entity, as applicable, all Share Units of such Participant, whether or not Vested, shall immediately cease to be exercisable and shall be forfeited.

6.6	Termination of Employment without Cause, Death or Disability

Subject to the terms of a Participant's written employment agreement with the Company or a MAG Entity and the relevant Grant Agreement, in the event a Participant's Employment is ~~terminated~~Terminated by the Company, or a MAG Entity, as applicable, without Cause, the Participant voluntarily ~~terminates~~Terminates his or her Employment, the Participant dies or experiences a Disability all Share Units of such Participant that are not then Vested shall be forfeited unless otherwise determined by the Committee.

6.7	Change of Control

In the event of a Change of Control, subject to the terms of a Participant's written employment agreement with the Company or a MAG Entity and the Grant Agreement in respect of the Grant, the Committee may determine, in its sole discretion:

a)	that all RSUs and/or PSUs that have not previously Vested shall Vest on the effective date of the Change ~~in~~of Control, provided that, in the case of a Grant of PSUs, the total number of PSUs that Vest shall be the number of PSUs covered by such Grant pursuant to Section 3.2(c) without giving effect to any potential increase or decrease in such number as a result of graduated Performance Conditions permitting Vesting of more or less than 100% of such PSUs. Share Units that Vest in accordance with this Section a) shall be settled through the issuance of Shares immediately prior to the effective time of the Change of Control equal to the number of Vested Share Units, as determined by the Committee in its sole discretion;

b)	that for any RSU or PSU there shall be substituted an entitlement to such other securities into which Shares are changed, or are convertible or exchangeable, or a cash payment based on the value of such other securities, on a basis proportionate to the number of Shares to which the Participant would otherwise be entitled or some other appropriate basis.

Article 7.
CURRENCY

7.1	Currency

Except where the context otherwise requires, all references in the Plan to currency refer to lawful Canadian currency. Any amounts required to be determined under this Plan that are denominated in a currency other than Canadian dollars shall be converted to Canadian dollars at the applicable Bank of Canada noon rate of exchange on the date as of which the amount is required to be determined.

Article 8.
SHAREHOLDER RIGHTS

8.1	No Rights to Shares

Share Units are not Shares and a Grant of Share Units will not entitle a Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.

Article 9.
MISCELLANEOUS

9.1	Compliance with Laws and Policies

The Company's obligation to make any payments or deliver (or cause to be delivered) any Shares hereunder is subject to compliance with Applicable Law. Each Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that the Participant will, at all times, act in strict compliance with Applicable Law and all other laws and any policies of the Company applicable to the Participant in connection with the Plan including, without limitation, furnishing to the Company all information and undertakings as may be required to permit compliance with Applicable Law.

9.2	Withholdings

So as to ensure that the Company or a MAG Entity, as applicable, will be able to comply with the applicable obligations under any federal, provincial, state or local law relating to the withholding of tax or other required deductions, the Company or the MAG Entity shall withhold or cause to be withheld from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary to permit the Company or the MAG Entity, as applicable, to so comply. The Company and any MAG Entity may also satisfy any liability for any such withholding obligations, on such terms and conditions as the Company may determine in its sole discretion, by (a) selling on such Participant's behalf, or requiring such Participant to sell, any Shares, and retaining any amount payable which would otherwise be provided or paid to such Participant in connection with any such sale, or (b) requiring, as a condition to the delivery of Shares in settlement of any Participant's Share Units, that such Participant make such arrangements as the Company may require so that the Company and the MAG Entities can satisfy such withholding obligations, including requiring such Participant to remit an amount to the Company or a MAG Entity in advance, or reimburse the Company or any MAG Entity for, any such withholding obligations.

9.3	No Right to Continued Employment

Nothing in the Plan or in any Grant Agreement entered into pursuant hereto shall confer upon any Participant the right to continue in the employ or service of the Company or any MAG Entity, to be entitled to any remuneration or benefits not set forth in the Plan or a Grant Agreement or to interfere with or limit in any way the right of the Company or any MAG Entity to ~~terminate~~Terminate Participant's ~~employment~~Employment or service arrangement with the Company or any MAG Entity.

9.4	No Additional Rights

Neither the designation of a person as a Participant nor the ~~grant~~Grant of any Share Units to any Participant entitles any person to the ~~grant~~Grant, or any additional ~~grant~~Grant, as the case may be, of any Share Units under the Plan.

9.5	Amendment, Termination

The Plan and any Grant made pursuant to the Plan may be amended, modified or ~~terminated~~Terminated by the Board without approval of shareholders, provided that no amendment to the Plan or Grants made pursuant to the Plan may be made without the consent of a Participant if it adversely alters or impairs the rights of the Participant in respect of any Grant previously granted to such Participant under the Plan, except that Participant consent shall not be required where the amendment is required for purposes of compliance with Applicable Law. For greater certainty, the following amendments may not be made without shareholder approval:

a)	an increase in the number of Shares reserved for issuance pursuant to the Plan and as set out in Section 4.1;

b)	changes to the amendment provisions granting additional powers to the Board to amend the Plan or entitlements thereunder;

c)	changes to the Insider participation limits set forth in Section 4.1;

d)	any extension of the Expiry Date of any Share Units;

e)	any change to the categories of individuals eligible for ~~grants~~Grants of Share Units where such change may broaden or increase the participation of Insiders under the Plan; or

f)	an amendment that would permit Share Units to be transferrable or assignable other than for normal estate settlement purposes.

For greater certainty and without limiting the foregoing, shareholder approval shall not be required for the following amendments and the Board may make the following changes without shareholder approval, subject to any regulatory approvals including, where required, the approval of any Stock Exchange:

a)	amendments of a "housekeeping" nature;

b)	a change to the vesting provisions of any Grants;

c)	a change to the termination provisions of any Grant that does not entail an extension beyond the original term of the Grant; or

d)	amendments to the provisions relating to a Change of Control.

9.6	Administration Costs

The Company will be responsible for all costs relating to the administration of the Plan.

9.7	Designation of Beneficiary

Subject to the requirements of Applicable Law, a Participant may designate a Beneficiary, in writing, to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form as may be prescribed by the Committee from time to time. A Beneficiary designation under this Section 9.7 and any subsequent changes thereto shall be filed with the General Counsel of the Company.

Article 10.
ASSIGNMENT

Subject to Section 9.7, the assignment or transfer of the Share Units, or any other benefits under this Plan, shall not be permitted other than by operation of law.

Article 11.
EFFECTIVE DATE

The Company is establishing the Plan effective on May 13, 2014.

Exhibit "A"
to
MAG Silver Corp. Share Unit Plan

Special Provisions Applicable to Participants Subject to Section 409A of the United States Internal Revenue Code ("Section 409A")

This Exhibit sets forth special provisions of the MAG Silver Corp. Share Unit Plan (the "Plan") that apply to Participants who are US Taxpayers. This Exhibit shall apply to such Participants notwithstanding any other provisions of the Plan. Terms defined elsewhere in the Plan and used herein shall have the meanings set forth in the Plan, as may be amended from time to time.

Definitions

For purposes of this Exhibit:

"Separation From Service" shall mean that ~~employment~~Employment or service with the Company and any entity that is to be treated as a single employer with the Company for purposes of United States Treasury Regulation Section 1.409A-1(h) terminates such that it is reasonably anticipated that no further services will be performed.

"Specified Employee" means a US Taxpayer who meets the definition of "specified employee," as defined in Section 409A(a)(2)(B)(i) of the Code.

Compliance with Section 409A

In General

Notwithstanding any provision of the Plan to the contrary, it is intended that any distributions under the Plan either be exempt from or comply with Section 409A, and all provisions of the Plan and/or the applicable Grant Agreement shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Each issuance of Shares made in respect of Share Units shall be deemed to be a separate distribution for purposes of Section 409A. Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Taxpayer in connection with the Plan or any other plan maintained by the Company (including any taxes and penalties under Section 409A), and neither the Company nor any MAG Entity shall have any obligation to indemnify or otherwise hold such US Taxpayer (or any Beneficiary) harmless from any or all of such taxes or penalties.

Distributions to Specified Employees

Solely to the extent required by Section 409A, any issuance of Shares in respect of Share Units which is subject to Section 409A and which is to be made by reason of a Separation from Service to any Participant who is determined to be a Specified Employee shall not be made before the date which is six months after such Specified Employee's Separation from Service (or, if earlier, the date of death of such Specified Employee). Following any applicable six month delay of payment, all such delayed payments shall be made to the Specified Employee in a single distribution on the earliest possible distribution date.

Exercise/Settlement

Notwithstanding anything to the contrary in the Plan, settlement of Vested Share Units granted to Participants who are US Taxpayers shall occur in accordance with Section 6.2(c) of the Plan as soon as reasonably practicable (but not later than 30 days) following the applicable Vesting Date, unless the Participant has previously made a timely election to defer the settlement of such Share Units to another settlement date in a manner compliant with Section 409A of the Code.

Amendment of Exhibit

Subject to Applicable Law, the Board shall retain the power and authority to amend or modify this Exhibit to the extent the Board in its sole discretion deems necessary or advisable to comply with any guidance issued under Section 409A. Such amendments may be made without the approval of any US Taxpayer.

Exhibit C – blacklined dsu plan

MAG SILVER CORP.
THIRD AMENDED AND RESTATED DEFERRED SHARE UNIT PLAN

~~Effective May 13, 2014~~

Adopted by the Board of Directors on May 13, 2014

As Amended and Restated May 13, 2017 and May 8, 2023

Article 1.
Interpretation

1.1	Purpose

The purposes of the Plan are:

a)	to promote a greater alignment of long-term interests between Participants and the shareholders of the Company; and

b)	to provide a compensation system for Participants that, together with the other compensation mechanisms of the Company, is reflective of the responsibility, commitment and risk accompanying Board membership and the performance of the duties required of Participants.

1.2	Definitions

As used in the Plan, the following terms have the following meanings:

"Account" means the account maintained by the Company in its books for each Participant to record the DSUs credited to such Participant under the Plan;

"Annual Cash Remuneration" means all amounts ordinarily payable in cash to the Participant by the Company in respect of the services provided by the Participant to the Company in connection with such Participant's service on the Board in a fiscal year, including without limitation (i) ~~the Cash Retainer~~a cash retainer, (ii) the fee for serving as a member of a Board committee; (iii) the fee for chairing a Board committee; (iv) meeting and per diem fees, which amounts shall, unless otherwise determined by the Board, be payable Quarterly in arrears;

"Applicable Law" means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

~~"Blackout Period" means a period during which a Participant is to refrain from trading in the Company’s securities pursuant to a restriction imposed by the Company on all or any of its executives, employees, Insiders or persons in a “special relationship” (as defined in the Securities Act) with the Company.~~

"Beneficiary" means an individual who, on the date of a Participant's death, is a person who has been designated in accordance with Section 4.8 and the laws applying to the Plan, or where no such individual has been validly designated by the Participant, or where no such individual survives the Participant, the Participant's legal representative;

"Blackout Period" means a period during which a Participant is to refrain from trading in the Company’s securities pursuant to a restriction imposed by the Company on all or any of its executives, employees, Insiders or persons in a “special relationship” (as defined in the Securities Act) with the Company.

"Board" means the Board of Directors of the Company;

"Code" means the U.S. Internal Revenue Code of 1986, as amended and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder;

"Company" means MAG Silver Corp. and includes any successor corporation thereof, and any reference in the Plan to action by the Company means action by or under the authority of the Board;

"Conversion Date" means the date used to determine the Fair Market Value of a Deferred Share Unit for purposes of determining the number of Deferred Share Units to be credited to a Participant under Section 2.3 and, in any event, shall not be earlier than the first business day of the year in respect of which the Deferred Share Units are being provided;

"Deferred Share Unit" or "DSU" means a unit credited by the Company to a Participant by way of a bookkeeping entry in the books of the Company, as determined by the Board, pursuant to the Plan, the value of which at any particular date shall be the Fair Market Value at that date;

"Director" means a member of the Board;

"DSU Award Agreement" means the agreement setting out the terms of any DSU award in the form of Schedule B hereto, or such other form as may be prescribed by the Board from time to time;

"Effective Date" has the meaning ascribed thereto in Section 1.3;

"Elected Percentage" has the meaning ascribed thereto in Schedule A;

"Election Notice" means the written election under Section 2.2 to receive Deferred Share Units, in the form of Schedule A hereto, or such other form as may be prescribed by the Board from time to time;

"Entitlement Date" has the meaning ascribed thereto in Section 3.1;

"Fair Market Value" means, with respect to any particular date, (i) if the Shares are listed on the Stock Exchange, the closing trading price of the Shares on the Trading Day immediately preceding the particular date; (ii) if the Shares are listed on more than one Stock Exchange, the Fair Market Value as determined in accordance with paragraph (i) above for the primary Stock Exchange on which the Shares are listed, as determined by the Board; and (iii) if the Shares are not listed for trading on a Stock Exchange, a price which is determined by the Board to be the fair value of the Shares, taking into consideration all factors that the Board deems appropriate, including recent sale and offer prices of the Shares in private transactions negotiated at arms' length;

"Insider" means an “insider” as defined in the policies of the Toronto Stock Exchange relating to security-based compensation arrangements;

"Participant" means any Director who is not an employee (determined without regard to the Income Tax Act (Canada)), and including any non-executive Chair of the Board;

"Plan" means this MAG Silver Corp. Third Amended and Restated Deferred Share Unit Plan, as amended from time to time;

"Quarter" means a fiscal quarter of the Company, which, until changed by the Company, shall be the three month period ending March 31, June 30, September 30 and December 31 in any year and "Quarterly" means each "Quarter";

"Securities Act" means the Securities Act (British Columbia), RSBC 1996, c.418, as from time to time amended;

"Share" means a common share of the Company and such other share as may be substituted for it as a result of amendments to the notice of articles of the Company, arrangement, reorganization or otherwise, including any rights that form a part of the common share or substituted share;

"Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan, share unit plan, deferred share unit plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Company by way of loan, guarantee or otherwise, but excludes any options, Shares, share units, ~~deferred share units~~Deferred Share Units or award involving the issuance or potential issuance of Shares granted or issued in reliance on Section 613(c) of the TSX Company Manual;

~~"Securities Act" means the Securities Act (British Columbia), RSBC 1996, c.418, as from time to time amended~~“~~;~~

"Stock Exchange" means The Toronto Stock Exchange and such other stock exchange on which the Shares are listed, or if the Shares are not listed on any stock exchange, then on the over-the-counter market;

"Stock Exchange Rules" means the applicable rules of any ~~stock exchange~~Stock Exchange upon which ~~shares~~Shares of the Company are listed;

"Termination Date" means the date of a Participant's death, or retirement from, or loss of office or employment with the Company or a corporation related to the Company, within the meaning of paragraph 6801(d) of the regulations under the Income Tax Act (Canada), including, (i) the voluntary resignation or retirement of a Participant from the Board; or (ii) the removal of such Participant from the Board whether by shareholder resolution or failure to achieve re-election; provided that, solely with respect to a Participant who is a US Taxpayer, such retirement or loss of office is also a “separation from service” within the meaning of Section 409A of the Code such that it is reasonably anticipated that no further services will be performed;

"Trading Day" means any date on which the Stock Exchange is open for the trading of Shares and on which Shares are actually traded; and

"US Taxpayer" means an individual who is a citizen or permanent resident of the United States for purposes of the Code or an individual for whom the compensation subject to deferral under this Plan would otherwise be subject to income tax under the Code.

1.3	Effective Date

The Plan shall be effective as of May 13, 2014 (the "Effective Date").

1.4	Eligibility

If a Participant should become an officer (other than non-executive Chairman) or employee of the Company while remaining as a Director, his eligibility for the Plan shall be suspended effective the date of the commencement of his employment and shall resume upon termination of such employment, provided he continues as a Director of the Company. During the period of such ineligibility, such individual shall not be entitled to receive or be credited with any Deferred Share Units under the Plan, other than dividend equivalent allocations under Section 2.5.

1.5	Construction

In this Plan, all references to the masculine include the feminine; references to the singular shall include the plural and vice versa, as the context shall require. If any provision of the Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof. Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions contained herein. References to "Section" or "Sections" mean a section or sections contained in the Plan, unless expressly stated otherwise. All amounts referred to in this Plan are stated in Canadian dollars unless otherwise indicated.

1.6	Administration

The Board may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to a committee of the Board or any one or more ~~directors~~Directors, officers or employees of the Company as it may determine from time to time, on terms and conditions as it may determine, except the Board shall not, and shall not be permitted to, delegate any such powers, rights or duties to the extent such delegation is not consistent with Applicable Law. The Board may also appoint or engage a trustee, custodian or administrator to administer or implement the Plan or any aspect of it, except that the Board shall not, and shall not be permitted to, appoint or engage such a trustee, custodian or administrator to the extent such appointment or engagement is not consistent with Applicable Law.

Subject to the foregoing, the Board shall, in its sole and absolute discretion: (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; and (iii) make any other determinations that the Board deems necessary or desirable for the administration of the Plan. The Board may correct any defect or rectify any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Board deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Board or any delegate of the Board with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Participant and any other person claiming an entitlement or benefit through the Participant. All expenses of administration of the Plan shall be borne by the Company as determined by the Board.

1.7	Governing Law

The Plan shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province. Any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of British Columbia.

Article 2.
Election Under the Plan

2.1	Payment of Annual Cash Remuneration

a)	Subject to Section 2.2 and such rules, regulations, approvals and conditions as the Board may impose, a Participant may elect to receive his or her Annual Cash Remuneration in the form of Deferred Share Units, cash or any combination thereof.

2.2	Election Process

a)	A person who is a Participant on the ~~effective date~~Effective Date of the Plan may elect a form or forms of payment of Annual Cash Remuneration payable for services provided after such ~~effective date~~Effective Date of the Plan by completing and delivering to the secretary of the Company an initial Election Notice by no later than 30 days after the ~~effective date~~Effective Date of the Plan, which shall apply to the Participant's Annual Cash Remuneration payable for services provided after the ~~effective date~~Effective Date of such election.

b)	An individual who becomes a Participant during a year may elect the form or forms of payment of Annual Cash Remuneration earned in Quarters that commence after the date the election is made by completing and delivering to the secretary of the Company an Election Notice within 30 days after the individual becomes a Participant.

c)	A Participant who has previously made an election under this Section 2.2, or who has never made an election under the Plan may elect the form or forms of payment of Annual Cash Remuneration for a subsequent period by completing and delivering to the secretary of the Company a new Election Notice prior to January 1 of the calendar year that includes the first day of the relevant period.

d)	The Board may prescribe election forms for use by Participants who are residents of a jurisdiction other than Canada that differ from the election forms it prescribes for use by Canadian resident Participants where the Board determines it is necessary or desirable to do so to obtain comparable treatment for the Plan, the Participants or the Company under the laws or regulatory policies of such other jurisdiction as is provided under the laws and regulatory policies of Canada and its ~~Provinces~~provinces and territories, provided that no election form prescribed for use by a non-resident of Canada shall contain terms that would cause the Plan to cease to meet the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) and any successor to such provisions.

e)	For greater certainty, if the Company establishes a policy for members of the Board with respect to the acquisition and / or holding of Shares and / or DSUs, each Director shall ensure that any election he or she makes under this Section 2.2 complies with any such applicable policy.

2.3	Deferred Share Units

a)	Deferred Share Units elected by a Participant pursuant to Section 2.2 shall, be credited to the Participant's Account as of the applicable Conversion Date. The number of Deferred Share Units (including fractional Deferred Share Units) to be credited to a Participant's Account as of a particular Conversion Date pursuant to this Section a) shall be determined by dividing the portion of that Participant's Annual Cash Remuneration for the applicable period to be satisfied by Deferred Share Units by the Fair Market Value on the particular Conversion Date, which, unless otherwise determined by the Board, shall be the last day of the Quarter in which such portion of the Participant’s Annual Cash Remuneration was earned.

b)	In addition to Deferred Share Units granted pursuant to Section a):

i.	subject to Section b) and c), the Board may award such number of Deferred Share Units to a Participant as the Board deems advisable to provide the Participant with appropriate equity-based compensation for the services he or she renders to the Company. Subject to Applicable Law, the Board shall determine the date on which such Deferred Share Units may be granted and the date as of which such Deferred Share Units shall be credited to a Participant's Deferred Share Unit Account, together with any terms or conditions with respect to the vesting of such Deferred Share Units. The Company and a Participant who receives an award of Deferred Share Units pursuant to this Section b) shall enter into a DSU Award Agreement to evidence the award and the terms, including terms with respect to vesting, applicable thereto;

ii.	notwithstanding any other provision hereunder, at the discretion of the Board, a Participant may receive a grant of Deferred Share Units under the Plan upon such Participant's first election or appointment to the Board, provided that, where such Deferred Share Units may be settled in Shares, the equity award value, based on grant date fair value, of such grant of Deferred Share Units, in combination with the equity award value, based on grant date fair value, of any grant made to such a Participant in respect of his or her first election or appointment to the Board under any other Share Compensation Arrangement shall not exceed $150,000.

c)	Deferred Share Units credited to a Participant's Account under Section a), together with any additional Deferred Share Units granted in respect thereof under Section 2.5, will be fully vested upon being credited to a Participant's Account and the Participant's entitlement to payment of such Deferred Share Units at his Termination Date shall not thereafter be subject to satisfaction of any requirements as to any minimum period of membership on the Board.

d)	Deferred Share Units credited to a Participant's Account under Section b), together with any additional Deferred Share Units granted in respect thereof under Section 2.5, will vest in accordance with such terms and conditions as may be determined by the Board and set out in the DSU Award Agreement.

e)	The Board may specify in a DSU Award Agreement entered into pursuant to Section b) whether the Deferred Share Units subject to such agreement will be settled in cash or Shares, or both cash and Shares, provided that where a DSU Award Agreement does not provide for the settlement of the Deferred Share Units subject to such agreement in Shares, such Deferred Share Units may only be settled in cash.

f)	Notwithstanding the provisions under this Section 2.3: (a) the Board shall ensure that no Deferred Share Units are granted on a date which falls within a Blackout Period or on the first Trading Day following the date on which the relevant Blackout Period has expired; and (b) if the Conversion Date falls on a day within a Blackout Period, then the Conversion Date shall be automatically postponed until the second Trading Day following the date on which the relevant Blackout Period has expired.

2.4	Maximum Number of Shares and Limits

a)	Subject to Section a) and to adjustment pursuant to Section 2.7, the maximum number of Shares that may be issued pursuant to the Plan shall be a number equal to 1% of the number of issued and outstanding Shares on a non-diluted basis at any time, provided that (a) the number of Shares issued or issuable under all Share Compensation Arrangements (excluding the Plan) shall not exceed 5% on a non-diluted basis, and (b) the number of Shares issued or issuable under all Share Compensation Arrangements (including the Plan) shall not exceed 6% on a non-diluted basis.

b)	The aggregate equity award value, based on grant date fair value, of any grants of Deferred Share Units under Section b)i that are eligible to be settled in Shares, in combination with the aggregate equity award value, based on grant date fair value, of any grants under any other Share Compensation Arrangement, that may be made to a Participant for a year shall not exceed $150,000.

c)	Under this Plan and any other Share Compensation Arrangements of the Company:

i.	the number of Shares issuable to Insiders, and

ii.	the number of Shares issued to Insiders, within a one year period shall not exceed 10% of the issued and outstanding Shares. Any options, Shares, share units, ~~deferred share units~~Deferred Share Units or other awards involving the issuance or potential issuance of Shares that are granted or issued in reliance on Section 613(c) of the ~~Toronto Stock Exchange~~TSX Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of this Plan, be included (and not excluded) in determining whether the number of Shares issued or issuable might exceed the limitations set out in this Section c).

d)	Notwithstanding anything herein to the contrary, the Company's obligation to issue and deliver Shares in respect of any DSU is subject to the satisfaction of all requirements under Applicable Law in respect thereof and obtaining all regulatory approvals as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof and the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Shares as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction or to comply with Applicable Law. In this connection, the Company shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Shares in compliance with Applicable Law. In a case of the issuance of Shares in respect of any Deferred Share Units granted to a Participant resident in the United States of America, such issuance shall be contingent upon receipt of completed representations as set forth in Schedule D hereto.

2.5	Dividends

On any payment date for dividends paid on Shares, a Participant shall be credited with dividend equivalents in respect of Deferred Share Units credited to the Participant's Account as of the record date for payment of dividends. Such dividend equivalents shall be converted into additional Deferred Share Units (including fractional Deferred Share Units) based on the Fair Market Value as of the date on which the dividends on the Shares are paid.

2.6	Eligible Participant's Account

A Participant's Account shall record at all times the number of Deferred Share Units standing to the credit of the Participant. Upon payment in satisfaction of Deferred Share Units credited to a Participant in the manner described herein, such Deferred Share Units shall be cancelled. A written confirmation of the balance in each Participant's Account shall be provided by the Company to the Participant at least annually.

2.7	Adjustments and Reorganizations

Notwithstanding any other provision of the Plan, in the event of any change in the Shares by reason of any stock dividend, split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Shares or distribution of rights to holders of Shares or any other form of corporate reorganization whatsoever, an equitable adjustment permitted under Applicable Law shall be made to any Deferred Share Units then outstanding. Such adjustment shall be made by the Board, subject to Applicable Law, shall be conclusive and binding for all purposes of the Plan.

Article 3.
Redemptions

3.1	Redemption of Deferred Share Units – Non-US Taxpayers

Subject to Sections 3.5 and 3.6, a Participant who is not a US Taxpayer may elect up to ~~two~~four separate dates as of which either a portion (specified in whole percentages or number of Deferred Share Units on any one date) or all of the Deferred Share Units credited to the Participant's Account shall be redeemed (each such date being an "Entitlement Date") by filing anywhere from one to ~~two~~four irrevocable written redemption elections with the secretary of the Company prior to the Entitlement Date specified in the redemption election. No Entitlement Date elected by a Participant pursuant to this Section 3.1 shall be before the ~~date that is three months after the~~ Participant’s Termination Date, or later than December 15 of the calendar year following the year in which the Participant's Termination Date occurs. Where a Participant to whom this Section 3.1 applies does not elect a particular date or dates within the permissible period set out above as his Entitlement Date or Entitlement Dates, as the case may be, there shall be a single Entitlement Date for such Participant which, subject to Section 3.5, shall be December 15 of the year following the year in which the Participant's Termination Date occurs.

3.2	Redemption of Deferred Share Units – US Taxpayer

Notwithstanding anything contrary in the Plan, subject to Section 3.7, the Entitlement Date of a US Taxpayer shall be the first Trading Day that is more than six months after his Termination Date and all Deferred Share Units credited to such US Taxpayer's Account on such date shall be redeemed and settled in accordance with Section 3.3 within 90 days following such Entitlement Date.

3.3	Settlement of Deferred Share Units

Subject to Section 4.13, a Participant, or the Beneficiary of a Participant, as the case may be, whose Deferred Share Units are redeemed hereunder as of an Entitlement Date shall be entitled to receive from the Company, as a single distribution and not in installments, a cash payment, Shares or any combination of cash and Shares, as determined by the Board, subject to the DSU Award Agreement applicable to such Deferred Share Units, if any. Settlement in Shares shall be made by way of the issuance by the Company of one Share for each Deferred Share Unit being settled in Shares as of the relevant Entitlement Date. Settlement of Deferred Share Units in cash shall be made by way of the lump sum payment of an amount equal to the Fair Market Value on the relevant Entitlement Date multiplied by the number of Deferred Share Units being settled in cash as of such Entitlement Date. No fractional Shares will be issued and any fractional Deferred Share Units shall be settled in cash based on the Fair Market Value on the relevant Entitlement Date.

3.4	Postponed Settlement

If the Entitlement Date of a Participant’s Deferred Share Units, whether in cash, Shares or any combination thereof, would, in the absence of this Section 3.4 fall within a Blackout Period applicable to such Participant, such settlement shall be automatically postponed until the second Trading Day following the date on which the relevant Blackout Period has expired.

3.5	Extended Entitlement Date

In the event that the Board is unable, by a Participant's Entitlement Date, to compute the final value of the Deferred Share Units recorded in such Participant's Account by reason of the fact that any data required in order to compute the market value of a Share has not been made available to the Board and such delay is not caused by the Participant, then the Entitlement Date shall be the next following Trading Day on which such data is made available to the Board.

3.6	Limitation on Extension of Entitlement Date

Notwithstanding any other provision of the Plan, all Shares issuable and any payments hereunder to, or in respect of, a Participant who is not a US Taxpayer shall be issued or paid, as applicable, on or before December 31 of the calendar year commencing immediately after the Participant's Termination Date. For greater certainty, except as provided in Section 3.5, Shares issuable and payments hereunder to or in respect of a US Taxpayer shall be issued or paid, as applicable, within the time determined in accordance with Section 3.2 or Section 3.3, as applicable.

3.7	Death of Eligible Participant

In the event of a Participant's death, Shares shall become issuable and/or amounts payable in respect of any and all Deferred Share Units then credited to the Participant's Account in accordance with Sections 3.3, 3.5 and 3.6 as soon as reasonably practicable after the Participant's date of death and such date of death shall be deemed to be the sole Entitlement Date with respect to the Participant; provided that, solely with respect to a deceased US Taxpayer, in no event shall such Shares be issued or any payment made later than December 31 of the calendar year in which the death occurs, or if later, the 15th day of the third month following the Participant's date of death.

Article 4.
General

4.1	Unfunded Plan

Unless otherwise determined by the Board, the Plan shall be unfunded. To the extent any individual holds any rights by virtue of an election under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured general creditor of the Company.

4.2	Successors and Assigns

The Plan shall be binding on all successors and permitted assigns of the Company and a Participant, including without limitation, the estate of such Participant and the legal representative of such estate, or any receiver or trustee in bankruptcy or representative of the Company's or the Participant's creditors.

4.3	Plan Amendment

The Board may without shareholder approval amend, suspend or cancel the Plan or Deferred Share Units granted hereunder as it deems necessary or appropriate, provided that:

a)	any approvals required under ~~applicable law~~Applicable Law or the Stock Exchange Rules are obtained;

b)	shareholder approval will be sought where the proposed addition or amendment results in: (i) an increase in the maximum number of Shares issuable from treasury under the Plan; (ii) a change in the definition of Fair Market Value which would result in an increase in the value of Deferred Share Units redeemed under the Plan; (iii) a change in the term of any Deferred Share Units; (iv) an amendment to the amending provisions of the Plan so as to increase the Board's ability to amend the Plan without shareholder approval; (v) a reduction in the Fair Market Value in respect of any Deferred Share Units benefitting a ~~participant~~Participant; (vi) any change to the categories of individuals eligible to be selected for grants of Deferred Share Units where such change may broaden or increase the participation of Insiders under the Plan; (vii) any amendment to remove or exceed the Insider participation limits set out in Section c); (viii) an amendment that would permit Deferred Share Units to be transferrable or assignable other than for normal estate settlement purposes; and

c)	no such amendment shall, without the consent of the Participant or unless required by law, adversely affect the rights of a Participant with respect to any amount in respect of which a Participant has then elected to receive Deferred Share Units or Deferred Share Units which the Participant has then been granted under the Plan.

4.4	Notwithstanding Section 4.3, any amendment of the Plan shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision and the requirements of Section 409A of the Code, as may apply to Participants who are U~~.~~S~~.~~ Taxpayers. For avoidance of doubt, and notwithstanding Section 4.3, if any provision of the Plan contravenes any regulations or U.S. Treasury guidance promulgated under Section 409A of the Code or would cause the Deferred Share Units to be subject to the interest and penalties under Section 409A of the Code, such provision of the Plan shall, to the extent that it applies to U~~.~~S~~.~~ Taxpayers, be modified, without the consent of any Participant, to maintain, to the maximum extent practicable, the original intent of the applicable provision without violating the provisions of Section 409A of the Code.

4.5	Plan Termination

The Board may terminate the Plan at any time but no such termination shall, without the consent of the Participant or unless required by law, adversely affect the rights of a Participant with respect to any amount in respect of which a Participant has then elected to receive Deferred Share Units or Deferred Share Units which the Participant has then been granted under the Plan. Notwithstanding the foregoing, any termination of the Plan shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision and the requirements of Section 409A of the Code as may apply to Participants who are U~~.~~S~~.~~ Taxpayers.

4.6	Applicable Trading Policies and Reporting Requirements

The Board and each Participant will ensure that all actions taken and decisions made by the Board or a Participant, as the case may be, pursuant to the Plan, comply with applicable securities laws and regulations and policies of the Company relating to insider trading and "black out" periods. All Deferred Share Units shall be considered a "security" of the Company solely for reporting purposes under the insider trading policy of the Company.

4.7	Currency

All payments and benefits under the Plan shall be determined and paid in the lawful currency of Canada.

4.8	Designation of Beneficiary

Subject to the requirements of Applicable Law, a Participant may designate in writing one or more persons who are dependants or relations of the Participant as a ~~beneficiary~~Beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change any such designation from time to time. Such designation or change shall be in the form of Schedule C. Changes to any such designation may be filed at any time.

4.9	Rights of Participants

Except as specifically set out in the Plan, no ~~Eligible~~eligible Participant, or any other person shall have any claim or right to any benefit in respect of Deferred Share Units granted or amounts payable pursuant to the Plan.

Rights of Participants respecting Deferred Share Units and other benefits under the Plan shall not be transferable or assignable other than by will or the laws of descent and distribution.

The Plan shall not be construed as granting a Participant a right to be retained as a member of the Board or a claim or right to any future grants of Deferred Share Units, future amounts payable or other benefits under the Plan.

Under no circumstances shall Deferred Share Units be considered Shares nor shall they entitle any Participant or other person to exercise voting rights or any other rights attaching to the ownership of Shares.

4.10	Compliance with Law

Any obligation of the Company pursuant to the terms of the Plan is subject to compliance with Applicable Law. The Participants shall comply with Applicable Law and furnish the Company with any and all information and undertakings as may be required to ensure compliance therewith.

4.11	Administration Costs

The Company will be responsible for all costs relating to the administration of the Plan.

4.12	Limited Liability

No member of the Board, any committee of the Board or any officer or employee of the Company or any subsidiary, partnership or trust of the Company or other controlled entity (each a "MAG Entity") shall be liable for any action or determination made in good faith pursuant to the Plan, any Election Notice or DSU Award Agreement under the Plan. To the fullest extent permitted by law, the Company and its ~~Affiliates~~affiliates shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding in respect of the Plan by reason of the fact that such person is or was a member of the Board or a committee of the Board or is or was an officer or employee of the Company or a MAG Entity.

4.13	Withholding

The Company may withhold from any amount payable to a Participant, either under the Plan or otherwise, such amount as may be necessary to enable the Company to comply with the applicable requirements of any federal or provincial tax law or authority relating to the withholding of tax or any other required deductions with respect to Deferred Share Units. The Company may also satisfy any liability for any such withholding obligations, on such terms and conditions as the Company may determine in its discretion, by (a) selling on behalf of any Participant, or causing any Participant to sell, any Shares issued hereunder, or retaining any amount payable, which would otherwise be provided or paid to the Participant hereunder or (b) requiring a Participant, as a condition to the redemption of any Deferred Share Units, to make such arrangements as the Company may require so that the Company can satisfy such withholding obligations, including, without limitation, requiring the Participant to remit to the Company in advance, or reimburse the Company for, any such withholding obligations.

Schedule A

MAG Silver Corp. Third Amended and Restated Deferred Share Unit Plan
(the "Plan")

ELECTION NOTICE

I.	Election:

Subject to Part II of this Notice, for the period         to        , I hereby elect to receive the following percentage (the "Elected Percentage") of my Annual Cash Remuneration by way of Deferred Share Units ("DSUs"):

	Percentage in DSUs	Percentage in Cash
Annual Cash Remuneration	___%	___%

II.	Acknowledgement

I confirm and acknowledge that:

1)	I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

2)	I will not be able to cause the Company or any ~~Affiliate~~affiliate thereof to redeem DSUs granted under the Plan until the date specified in the Plan following my Termination Date.

3)	When DSUs credited to my Account pursuant to this election are redeemed in accordance with the terms of the Plan after my Termination Date, income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Company will make all appropriate withholdings as required by law at that time.

4)	The value of DSUs is based on the value of the Shares and therefore is not guaranteed.

5)	No funds will be set aside to guarantee the payment of DSUs. Future payment of DSUs will remain an unfunded and unsecured liability recorded on the books of the Company.

6)	This election is irrevocable.

7)	The foregoing is only a brief outline of certain key provisions of the Plan. In the event of any discrepancy between the terms of the Plan and the terms of this Election Notice, the terms of the Plan shall prevail. All capitalized expressions used herein shall have the same meaning as in the Plan unless otherwise defined above.

Date	(Name of Eligible Participant)

(Signature of Eligible Participant)

Schedule B

Third Amended and Restated Deferred Share Unit Plan
(the "Plan")

DSU AWARD AGREEMENT

I.	Notice of Crediting of DSUs

This Agreement confirms the crediting by MAG Silver Corp. (the "Company") to the Account of the director named below (the "Eligible Participant") pursuant to Section [b)i / b)ii] of the Plan of [number] Deferred Share Units ("DSUs") effective •, 20 (the "Effective Date") on the terms set out in the Plan.

II.	[Vesting – insert vesting conditions if any or] All DSUs referred to in Part I above, together with any additional DSUs credited to the Participant's Account pursuant to Section 2.5 of the Plan in respect of such DSUs shall at all times following their grant be fully vested in the Participant, and shall not be subject to forfeiture.

III.	Confirmation

For greater certainty, the above-noted DSUs have been credited to the Participant's Account on the understanding that that:

1)	The Participant will not be able to cause the Company or any ~~Affiliate~~affiliate thereof to redeem DSUs granted under the Plan until the date specified in the Plan following his/her Termination Date.

2)	When DSUs credited to the Participant's Account pursuant to this Agreement are redeemed in accordance with the terms of the Plan after his/her Termination Date, income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Company will make all appropriate withholdings as required by law at that time.

3)	The value of DSUs is based on the value of the Shares of the Company and therefore is not guaranteed.

4)	No funds will be set aside to guarantee the payment of DSUs. Future payment of DSUs will remain an unfunded liability recorded on the books of the Company.

5)	In the event of any discrepancy between the terms of the Plan and the terms of this Agreement, the terms of the Plan shall prevail. All capitalized expressions used herein shall have the same meaning as in the Plan unless otherwise specified above.

Schedule C

Third Amended and Restated Deferred Share Unit Plan
(the "Plan")

BENEFICIARY DESIGNATION

To:     MAG Silver Corp.

I,                                        , being a Participant under the MAG Silver Corp. Third Amended and Restated Deferred Share Unit Plan hereby designate the following person(s) as my Beneficiary(ies) for purposes of the Plan:

Name	Percentage share of benefit payable on my death	Address

Note: if you wish to designate more than 3 Beneficiaries please add a separate page that identifies the designated Beneficiaries by name, their percentage share of the benefit payable on your death and their addresses.

This designation revokes any previous ~~beneficiary~~Beneficiary designation made by me under the Plan. Under the terms of the Plan, I reserve the right to revoke this designation with respect to any or all Beneficiaries designated hereunder and to designate one or more other persons as my Beneficiary(ies).

Date:

Name:	(please print)

Signature:

If there is a dispute about who is legally authorized to apply for and accept payment on my death, MAG Silver Corp. is entitled to either apply to the courts for directions or pay the proceeds of such benefit or portion thereof into court, and, in either case, fully recover any legal costs it incurs in this regard from such proceeds. For greater certainty, all benefits payable under the Plan will be paid in accordance with Applicable Law notwithstanding the existence of any ~~beneficiary~~Beneficiary designation in respect of amounts payable under the Plan upon my death.

Schedule D

Third Amended and Restated Deferred Share Unit Plan
(the "Plan")

CERTIFICATE OF U.S. RESIDENT DIRECTOR

This Certificate is delivered pursuant to Section c) of the Third Amended and Restated Deferred Share Unit Plan of MAG Silver Corp. (the "Company"), and evidences that the undersigned ________________________________, being the holder (the "DSU Holder") of the right, by way of “deferred share units” (the "DSUs"), to acquire certain common shares (the "Shares") of the capital stock of the Company upon such term, conditions and price as set forth in the Plan, hereby represents, warrants, acknowledges and affirms as follows:

1)	the undersigned is a resident of the United States of America; and

2)	the undersigned, in his/her capacity as a Director of the Company, has had full access to the books and records of the Company; has had the opportunity to access and review the Company's public Internet filings on the System for Electronic Document Analysis and Retrieval at www.sedar.com, the Electronic Data Gathering and Retrieval System at www.sec.gov, and to consult with his/her legal and tax advisors with regard thereto; has been offered the opportunity to ask questions and receive answers from management concerning the Company and its ~~Securities~~securities; and that any request for such information has been complied with to the undersigned's satisfaction; and

3)	the undersigned understands and agrees that all certificate(s) representing the Shares will be endorsed with, and be subject to the terms and conditions of, the following U.S. restrictive legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF MAG SILVER CORP. (THE “COMPANY”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE LAWS; (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, (D) WITHIN THE UNITED STATES IN ACCORDANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 OR 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (E) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS, AND THE SELLER HAS FURNISHED TO THE COMPANY AN OPINION TO SUCH EFFECT, FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY, PRIOR TO SUCH OFFER, SALE OR TRANSFER UNDER (D) OR (E) ABOVE. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

SUBJECT TO APPLICABLE CANADIAN LAW, AND PROVIDED THAT THE FOLLOWING PROCEDURE COMPLIES WITH U.S. SECURITIES LAWS AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO U.S. RESTRICTIVE LEGENDS MAY BE OBTAINED FROM THE COMPANY'S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT."

Provided that, if the Shares bearing such legend are being sold outside the United States in compliance with Rule 904 of such Regulation S and in compliance with applicable local laws and regulations, the Company shall use its reasonable best efforts to cause the legend to be timely removed upon delivery of the certificate and a duly executed declaration to the Company's registrar and transfer agent in the form attached hereto as “Exhibit 1” to this Schedule D (or as the Company may reasonably prescribe from time to time); provided, further, that if any such Shares are being sold pursuant to Rule 144 under the U.S. Securities Act, the legend may be removed by delivery to the Company's registrar and transfer agent of an opinion of U.S. counsel of recognized standing in form and substance satisfactory to the Company, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act and applicable state securities laws.

Please issue a certificate for the Shares being acquired pursuant to my DSUs as follows:

NAME:
(Please Print)

ADDRESS:

Signature of DSU Holder:

Signature

Printed Name and Address:

Date signed:

EXHIBIT 1 TO SCHEDULE D

Declarations for Removal of U.S. Restrictive Legend

To:	Computershare Investor Services Inc., as registrar and transfer agent for the shares of MAG Silver Corp. (the "Company")

The undersigned (A) acknowledges that the sale of shares of the Company, represented by certificate number , to which this declaration relates, has been made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act"), and (B) certifies that (1) the undersigned is not an "affiliate" (as defined in Rule 405 under the 1933 Act) of the Company, or is an “affiliate” solely by virtue of being an officer and/or director thereof; (2) the offer of such securities was not made to a "US Person" or to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of The Toronto Stock Exchange, and neither the seller nor any person acting on its behalf knows that the transaction was prearranged with a buyer in the United States; (3) in the case of the undersigned being an officer and/or director of the Company, no selling concession, fee or other remuneration will be paid in connection with such offer and sale other than the usual and customary broker's commission; and (4) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S.

By:_______________________________________________ Date: ____________________________

Signature

Name (please print) _________________________________________

Affirmation by Seller's Broker-Dealer

We have read the foregoing representations of our customer with regard to the sale of shares described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of The Toronto Stock Exchange and (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S.

______________________________________________________

Name of Firm

By: __________________________________________________

Authorized officer

Date: _________________________________________________

Exhibit D – board mandate

MAG SILVER CORP.
BOARD OF DIRECTORS MANDATE

1.	PURPOSE

The members of the Board of Directors (the “Board”) are responsible for supervising the management of the business and affairs of MAG Silver Corp. (the “Company”). The Board, directly and through its committees and the chair of the Board (the “Chair”), shall provide direction to senior management, generally through the Chief Executive Officer (“CEO”), to pursue the best interests of the Company.

2.	MEMBERSHIP

2.1.	Number of Members

Subject to compliance with applicable law, the Company’s constating documents, and any agreements or other arrangements concerning the size of the Board, the Board shall be comprised of such number of members as determined by the Board from time to time.

2.2.	Independence of Members

A majority of the members of the Board shall be independent within the meaning of the provisions of National Instrument 52-110 – Audit Committees, as may be amended from time to time.

2.3.	Term of Members

At each annual meeting of the Company’s shareholders, the Board must permit shareholders to vote on the election of all members of the Board. Each member of the Board shall serve until the member resigns, ceases to be qualified for service as a member of the Board or is removed in compliance with applicable law.

2.4.	Chair of the Board

Subject to compliance with any agreements or other arrangements concerning such matter, the members of the Board shall designate a Chair by majority vote of the full Board membership, following consideration of the recommendation of the Governance and Nomination Committee.

The Chair shall be an independent member of the Board.

In the absence of the Chair, the members of the Board present may appoint a chair from their number for such meeting.

2.5.	General

Each director must have an understanding of the Company’s principal operational and financial objectives, plans and strategies, and financial position and performance. Each director is expected to attend all meetings of the Board and any Board committee of which he or she is a member. Directors are expected to have read and considered, in advance of each meeting, the materials sent to them and to actively participate in the meetings.

Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the Chair.

Directors may serve on the boards of other public issuers so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public issuer.

3.	MEETINGS

3.1.	Number of Meetings

The Board shall meet as often as the Board considers appropriate to fulfill its responsibilities, but in any event no less than once per fiscal quarter.

3.2.	Quorum

No business may be transacted by the Board at a meeting unless a 9 of the Board is present, as specified in the Company’s Articles.

3.3.	Secretary and Minutes

The Corporate Secretary, his or her designate, or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained in sufficient detail to convey the substance of all discussions held and shall be, on a timely basis, subsequently presented to the Board for approval.

3.4.	Attendance of Non-Members

The Board may invite to a meeting any officers or employees of the Company, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities.

3.5.	Meetings of Independent Directors

The independent directors shall regularly hold an in-camera session, at which management and non-independent directors are not present, and the agenda for each Board meeting will afford an opportunity for such a session. The independent directors may also, at their discretion, hold ad hoc meetings that are not attended by management and non-independent directors.

3.6.	Access to Management and Books and Records

The Board shall have free and unrestricted access at all times, either directly or through its duly appointed representatives, to the Company’s management and employees and the books and records of the Company.

3.7.	Property Site Visits

To the extent practicable, directors shall endeavour to visit at least one of the Company’s properties on an annual basis.

4.	RESPONSIBILITIES

The Board shall have the specific functions and responsibilities outlined below and may, subject to compliance with application law, delegate such functions and responsibilities to a committee of the Board. In addition to these responsibilities, the Board shall perform the functions and responsibilities required of a Board by the Company’s governing corporate statute, applicable Canadian securities laws, any exchange upon which securities of the Company are listed, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time or as the Board otherwise considers necessary or appropriate.

4.1.	Strategy and Plans

a)	Strategy

On an annual basis, the Board shall review and approve, with or without modification, the Company’s three- to five-year strategy, as prepared by management. In discharging this responsibility, the Board shall review the strategy in light of emerging trends, the competitive environment, the capital markets, the significant business practices and products, the opportunities and risks for the businesses of the Company, and industry practices.

b)	Strategy Monitoring

The Board shall periodically review management’s implementation of the Company’s strategy, and review and approve any material amendments to, or variances from, such strategy.

c)	Budget and Authorization for Expenditures

On an annual basis, the Board shall review and approve, with or without modification, an annual capital and operating budget for the Company, as well as any policies and processes prepared by management relating to the authorization of major investments and significant allocations of capital.

4.2.	Risk Management

a)	General

At least annually, the Board shall review reports provided by management and by each of the committees of the Board on the principal risks associated with the Company’s business and operations, review the implementation by management of appropriate systems to identify, assess, manage and mitigate these risks, and review reports by management relating to the operation of, and any material deficiencies in, these systems.

b)	Verification of Controls

The Board shall confirm that appropriate internal, financial, non-financial and business control and management information systems have been established, and are being maintained, by management.

c)	ESG

The Board shall provide oversight of material environmental, social and governance matters such that the Company is mitigating potential risks and capitalizing on appropriate opportunities.

4.3.	Financial-Related Matters

a)	Approval of Annual Financial Reports

The Board shall review the annual audited financial statements of the Company, the auditors’ report thereon and the related management’s discussion and analysis of the Company’s financial condition and financial performance (MD&A), as well as the Audit Committee’s recommendations in respect of the approval thereof. After completing its review, the Board shall approve, with or without modification, the annual financial statements and the related MD&A.

b)	Approval of Interim Financial Reports

The Board shall review the interim financial statements of the Company, the auditors’ review report thereon, if any, and the related MD&A, as well as the Audit Committee’s recommendations in respect of the approval thereof. After completing its review, the Board shall approve, with or without modification, the interim financial statements and the related MD&A.

c)	Nomination

The Board shall: (i) review the recommendations of the Audit Committee concerning the external auditors to be nominated; and (ii) approve, with or without modification, the nomination of the external auditors.

4.4.	Human Resource Management

a)	CEO

The Board shall: (i) review the recommendations of the Compensation and Human Resources Committee concerning the appointment and other material terms of employment (including compensation, any severance arrangements or plans and any benefits to be provided in connection with a change in control) for the CEO, including the adoption, amendment and termination of such agreements, arrangements or plans; and (ii) approve, with or without modification, such appointment and terms of employment.

On an annual basis, the Board shall: (i) review and approve, with or without medication, the recommendations of the Compensation and Human Resources Committee concerning the corporate and individual goals and objectives relevant to the compensation of the CEO; and (ii) monitor and review the CEO’s performance against such goals and objectives.

b)	Senior Executives

The Board shall: (i) review the recommendations of the Compensation and Human Resources Committee concerning the appointment and other material terms of employment (including compensation, any severance arrangements or plans and any benefits to be provided in connection with a change in control) for the Chief Financial Officer (“CFO”) and other “Named Executive Officers” of the Company (as such term is defined in Form 51-102F6 – Statement of Executive Compensation) (the CFO and other Named Executive Officers, excluding the CEO, are collectively referred to herein as the “Senior Executives”), and for the Corporate Secretary, including the adoption, amendment and termination of such agreements, arrangements or plans; and (ii) approve, with or without modification, such appointment and terms of employment.

On an annual basis, the Board shall review and approve, with or without modification, the recommendations of the Compensation and Human Resources Committee concerning the corporate and individual goals and objectives relevant to the compensation of the Senior Executives.

c)	Succession Review

At least annually, the Board shall review the succession plans of the Company for the Chair. The Board shall also periodically review any recommendations of the Compensation and Human Resources Committee with respect to succession planning matters concerning the CEO and Senior Executives, as well as general executive development programs, and, after consideration of the objectives of the Diversity, Equity and Inclusion Policy of the Company, develop the succession plans of the Company.

d)	Integrity of the CEO and Senior Executives

The Board shall, to the extent feasible, satisfy itself as to the integrity of the CEO and the Senior Executives and that the CEO and the Senior Executives strive to create a culture of integrity throughout the Company.

e)	Director Remuneration

The Board shall review and approve, with or without modification, the recommendations of the Compensation and Human Resources Committee concerning the remuneration (fees and/or retainer) to be paid to, and the benefits to be provided, to members of the Board in connection with the discharge of their responsibilities.

f)	Equity-Based Compensation Plans

The Board shall review and approve, with or without modification, the recommendations of the Compensation and Human Resources Committee concerning the adoption or amendment of equity-based compensation plans of the Company.

4.5.	Nomination Matters

a)	General

The Board shall periodically review reports of the Governance and Nomination Committee concerning nomination matters.

b)	Nominee Identification

The Board shall review the recommendations of the Governance and Nomination Committee concerning the potential nominees for election or appointment to the Board and, after considering: (i) the results of the Board and director effectiveness evaluation process; (ii) the competencies, skills and other qualities that the Governance and Nomination Committee considers to be necessary for the Board as a whole to possess, the competencies, skills and other qualities that the Governance and Nomination Committee considers each existing director to possess, and the competencies, skills and other qualities each new nominee would bring to the boardroom; (iii) the amount of time and resources that nominees have available to fulfill their duties as Board members; (iv) the objectives of the Diversity, Equity and Inclusion Policy of the Company; and (v) any applicable independence and/or other requirements, approve, with or without modification, the individual nominees for consideration by, and presentation to, the shareholders at the Company’s next annual meeting of shareholders or appointment to the Board between such meetings.

c)	Committees of the Board

The Board shall annually evaluate the performance, and review the work, of its committees. The Board shall annually, or as otherwise required or considered advisable, review the recommendations of the Governance and Nomination Committee concerning the individual directors to serve on (or to depart from) the standing committees of the Board and, after considering: (i) the qualifications for membership on each committee; (ii) the extent to which there should be a policy of periodic rotation of directors among the committees; and (iii) the number of boards and other committees on which the directors serve, approve the appointment of such directors to (or departure from) the committees as the Board considers advisable.

d)	Director Independence

The Board shall periodically review the Board’s and the Board committees’ ability to act independently from management in fulfilling their responsibilities and in doing so the Board shall (i) review the application and evaluation by the Governance and Nomination Committee of the director independence standards applicable to members of the Board and (ii) review and approve, with or without modification, any recommendations of the Governance and Nomination Committee concerning a reduction or increase in the number of independent directors.

e)	Board and Committee Size

The Board shall review and approve, with or without modification, any recommendations of the Governance and Nomination Committee concerning a reduction or increase to the size of the Board or any Board committee.

f)	Board Renewal

The Board shall review and approve, with or without modification, any recommendations of the Governance and Nomination Committee concerning mechanisms of Board renewal (e.g., a retirement age or term limits for directors).

g)	Diversity, Equity and Inclusion Policy

The Board has adopted a Diversity, Equity and Inclusion Policy and shall review any recommendations of the Governance and Nomination Committee concerning the adoption of any additional measurable objectives for achieving diversity on the Board. If considered appropriate, the Board shall approve, with or without modification, any amendments to the Diversity, Equity and Inclusion Policy to reflect such additional measurable objectives.

h)	Majority Voting

The Board has adopted a Majority Voting Policy and shall review the recommendations of the Governance and Nomination Committee concerning resignations of directors pursuant to the Company’s Majority Voting Policy in respect of the election of directors. If considered appropriate, the Board shall accept or reject any such resignation, in accordance with the terms of the Company’s Majority Voting Policy.

4.6.	Corporate Governance

a)	General

The Board shall periodically review reports of the Governance and Nomination Committee concerning corporate governance matters.

b)	Position Descriptions

The Board has approved position descriptions or mandates, as applicable, for the Chair, the Lead Director (if any), the CEO, and the chair of each Board committee. The Board shall periodically review and approve, with or without modification, any recommendations of the Governance and Nomination Committee concerning changes to such position descriptions.

c)	Code of Ethics and Other Material Policies

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) applicable to directors, officers and employees of the Company, among others. The Board shall periodically review the reports of the Governance and Nomination Committee relating to compliance with, material departures from, and investigations and any resolutions of complaints received under, the Code. In addition to the Code, the Board has adopted a number of other material policies of the Company, all of which can be found on the Company’s website at www.magsilver.com/corporate/governance/. The Board shall periodically review the recommendations of the Governance and Nomination Committee concerning changes to the Code or other material policies, or the adoption of further policies and approve, with or without modification, the adoption of any such changes or new policies.

d)	Board Mandate Review

The Board shall periodically review and approve, with or without modification, any recommendations of the Governance and Nomination Committee concerning changes to this Mandate.

e)	Committees of the Board

The Board has established an Audit Committee; a Compensation and Human Resources Committee; a Governance and Nomination Committee; a Technical Committee; and a Health, Safety, Environment and Community Relations Committee. Subject to applicable law, the Board may establish other Board committees or merge or dissolve any Board committee at any time.

The Board has delegated to each Board committee those responsibilities set out in each Board committee’s charter and shall approve charters for any new Board committee. The Board shall periodically review and approve, with or without modification, any recommendations of the Governance and Nomination Committee concerning changes to the charters for each Board committee.

The Board shall annually, or as otherwise required or considered advisable, review the recommendations of the Governance and Nomination Committee concerning the individual directors to serve on the standing committees of the Board and, after considering: (i) the qualifications for membership on each committee; (ii) the extent to which there should be a policy of periodic rotation of directors among the committees; and (iii) the number of boards and other committees on which the directors serve, approve the appointment of such directors to the committees.

f)	Director Orientation and Continuing Education

Each new director shall participate in the Company’s orientation program and each director shall participate in the Company’s continuing director education programs. The Board shall periodically review and approve, with or without modification, any recommendations of the Governance and Nomination Committee concerning proposed changes to the Company’s orientation program and continuing director education programs.

4.7.	Communications

a)	General

The Board has adopted a Timely Disclosure, Confidentiality and Insider Trading Policy for the Company. If consensus cannot be reached at a meeting of the disclosure committee created pursuant to the Timely Disclosure, Confidentiality and Insider Trading Policy, the Board shall consider the matter.

b)	Shareholders

The Company will inform its shareholders of its progress through annual financial reporting materials, annual information form, quarterly interim reports and periodic press releases. Directors and management will be available at the Company’s annual meeting to respond to questions from shareholders at that time. In addition, the Company shall maintain on its website a contact email address that will permit shareholders to provide feedback directly to the Chair or, in the event the Board has determined that it is in the best interests of the Company to not require the Chair to be independent, the Lead Director.

5.	OUTSIDE ADVISORS

The Board shall have the authority to retain and terminate, from a source independent of management, external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors without consulting or obtaining the approval of any officer of the Company. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

6.	NO RIGHTS CREATED

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Articles, it is not intended to establish any legally binding obligations.

Last reviewed and approved by the Board on March 24, 2023

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